2025 Annual Report

Dear Fellow Shareholders, I am pleased to write to you following a defining year for Newsmax, our first as a public company, and to share both our progress in 2025 and our vision for the future. Fiscal year 2025 was an important milestone in our company’s history. In a year when many traditional media companies faced headwinds due to the absence of a major election cycle, Newsmax delivered strong performance at the high end of our expectations. This success reflects the strength of our brand, the loyalty of our audience, and the continued momentum of our multi-platform strategy. Fiscal year 2025 marked an important chapter in our company’s evolution. We achieved solid financial and operational progress while completing our transition to a publicly traded company. Key highlights from 2025 include: • Revenue growth of 10.7%, reaching a record $189.3 million • Broadcast revenue increased 17.3%, driven by advertising, affiliate fees, subscriptions, and licensing • Affiliate fees grew 14.9%, reflecting strong distribution partnerships • Total advertising revenue rose 10.2% • Product sales increased 20.7%, led by strong publishing performance • Ended the year with approximately $131 million in cash and short-term investments with no long-term debt. This amount excludes restricted cash on hand that fully funds the Dominion Voting Systems, Inc. legal settlement. These results are especially meaningful given the broader media environment. While many companies are contracting, Newsmax continues to demonstrate that growth is achievable with the right strategy, discipline, and audience focus. These results also highlight the durability of our diversified revenue model and the growing demand for independent, values-driven journalism. What makes Newsmax unique is that we are not confined to a single medium. We are not just a cable network, nor just a streaming service, nor simply a digital publisher, we are all of these and more. Over time, we have built an integrated media ecosystem that allows us to reach audiences wherever they are and to monetize engagement across multiple platforms. This ability to connect traditional television with digital media in a seamless and scalable way is a key driver of our growth and a significant competitive advantage. A major focus in 2025 was expanding our distribution footprint, both domestically and internationally. We made significant progress to this end: • Newsmax is now available in more than 100 countries • Launched new international agreements in France, Israel, and Cyprus • Announced Newsmax Ukraine, which launched in February 2026 • Expanded domestic reach through partnerships including Hulu TV and our multi-year renewal These efforts not only expand our reach but also create new opportunities for revenue growth through licensing and affiliate fees. Our audience growth continues to validate our strategy. Our cable network reaches more than 58 million households, our streaming channel is available to over 100 million devices, and across all platforms we now engage approximately 50 million Americans regularly through our platforms. We remain the fourth highest-rated cable news channel in the country and ranked sixth among all cable channels in total day ratings, according to Nielsen. At the same time, our social media presence grew to more than 24 million followers, an increase of over 17 percent year-over-year. This scale and engagement are critical, as they drive advertising demand, strengthen our negotiating position with distributors, and reinforce the overall value of the Newsmax brand.

We are also making significant strides in streaming, which we believe represents one of the most important opportunities in the evolving media landscape. Our free streaming channel, Newsmax2, continues to expand rapidly. It is now available across nearly all major streaming platforms and is distributed over-the-air in dozens of U.S. markets, including most of the top 20. We have invested in programming, talent, and production capabilities to support this growth, with the goal of becoming the leading streaming news channel. At the same time, we continue to develop Newsmax+, our subscription streaming service. We ended the year with more than 260,000 paid subscribers. We continue to take steps to strengthen the platform by expanding our library of on-demand content, improving the user experience, and increasing distribution. We believe there is a clear opportunity in the market for a service that combines trusted news with family-friendly entertainment, and we are committed to unlocking that potential. From a financial standpoint, 2025 was also a year of transition. We completed our initial public offering and resolved a significant legal matter, both of which required substantial investment in money and time. As a result, we reported a net loss for the year, largely driven by one-time expenses, including a legal settlement and costs associated with becoming a public company. Importantly, these items do not reflect the underlying strength of our business. We exited the year with approximately $131 million in cash and short-term investments and no long-term debt, giving us meaningful financial flexibility as we move forward. Looking ahead, we expect 2026 to be a year of accelerated growth. We are projecting revenue range of approximately $212 - $216 million, representing an increase of 13% at the midpoint of the range. This growth is not dependent on political advertising cycles but is instead driven by the fundamental strength of our business. We anticipate continued growth in affiliate fees, further gains in domestic and international distribution, and improved monetization across our digital and streaming platforms. With most of our legal settlement and public company transition costs behind us, we also expect improved operating leverage and greater alignment between our investments and revenue growth. The broader media landscape is changing rapidly. Trust in legacy media has declined to all time lows, and audiences are increasingly seeking alternatives that provide credible, independent perspectives. Newsmax has emerged as a trusted voice in this environment, and our continued growth demonstrates that we are meeting a real and expanding need. At the same time, consumption habits are shifting toward streaming and on-demand platforms. Because we began as a digital media company, we are well positioned to adapt to these changes and to lead in this new era. Our long-term vision is clear. We aim to build Newsmax into one of the most trusted and influential news brands in the United States and around the world. We enter 2026 from a position of strength, with a solid balance sheet, a scalable business model, and a deeply engaged audience. We will continue to invest in content, expand our distribution, and enhance our multi-platform capabilities, all while maintaining a disciplined approach to growth and cost management. Most importantly, we have the support of our viewers, readers, advertisers, and shareholders. Your confidence in Newsmax has been instrumental in our success, and we are grateful for your continued partnership. On behalf of our entire team, thank you for your support. We are excited about the opportunities ahead and remain committed to delivering long-term value. Respectfully submitted, Christopher Ruddy Chief Executive Officer and Chairman of the Board

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _______________ to ____________

Commission file number 001-42575

NEWSMAX INC.

(Exact name of registrant as specified in its charter)

Florida	**99-2600308**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
750 Park of Commerce Drive, Suite 100, Boca Raton, Florida	**33487**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(561) 686-1165**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class B Common Stock, par value $0.001 per share	NMAX	New York Stock Exchange, LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

As of June 30, 2025, which was the last business day of the registrant's most recently completed second fiscal quarter, the aggregate market value of the registrant's Class B Common Stock, par value $0.001 per share, held by non-affiliates was approximately $712.7 million, based upon the closing price of $15.13 per share as quoted on The New York Stock Exchange on that date.

As of March 19, 2026, a total of 39,239,297 shares of Class A common stock, par value $0.001 per share, and 89,899,158 shares of Class B common stock, par value $0.001 per share were issued and outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement relating to the 2026 Annual Meeting of Stockholders are incorporated herein by reference in Part III of this Annual Report on Form 10-K to the extent stated herein. The 2026 Proxy Statement will be filed with the Securities and Exchange Commission within 120 days of the registrant's fiscal year ended December 31, 2025.

1

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS This Annual Report contains forward-looking statements within the meaning of the federal securities laws. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Such forward-looking statements relate to future events or our future performance, including: our financial performance and projections; our growth in revenue and earnings; and our business prospects and opportunities. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. In evaluating these forward- looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement. Forward- looking statements are only predictions. The forward-looking events discussed in this Annual Report and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties and assumptions about us. Except as required by law, we do not undertake or plan to update or revise any such forward-looking statements to reflect actual results, changes in plans, assumptions, estimates or projections or other circumstances affecting such forward-looking statements occurring after the date of this Annual Report, even if such results, changes or circumstances make it clear that any forward-looking information will not be realized. While we believe we have identified material risks, these risks and uncertainties are not exhaustive. Other sections of this Annual Report describe additional factors that could adversely impact our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible to predict all risks and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy or completeness of any of these forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Forward-looking statements include, but are not limited to, statements about: • current or future financial performance; • management’s plans and objectives for future operations; • uncertainties associated with product research and development; • uncertainties associated with dependence upon the actions of government regulatory agencies; • product plans and performance; • management’s assessment of market factors; and • statements regarding our strategy and plans. We caution you not to place undue reliance on the forward-looking statements, which speak only as of the date of this Annual Report. 2

RISK FACTOR SUMMARY Our business is subject to significant risks and uncertainties that make an investment in us speculative and risky. Below we summarize what we believe are the principal risk factors but these risks are not the only ones we face, and you should carefully review and consider the full discussion of our risk factors in the section titled “Risk Factors,” together with the other information in this Annual Report. If any of the following risks actually occurs (or if any of those listed elsewhere in this Annual Report occur), our business, reputation, financial condition, results of operations, revenue, and future prospects could be seriously harmed. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that adversely affect our business. Risks Related to Our Business, Operations and Our Industry • We have incurred losses in prior periods, may not be profitable in the future and our plans to maintain and increase liquidity may not be successful. • Changes in consumer behavior and evolving technologies and distribution platforms may adversely affect the Company’s business, financial condition and results of operations. • Declines in advertising expenditures could cause the Company’s revenues and operating results to decline significantly in any given period or in specific markets. • Advertising revenues have been subject to seasonality and cyclicality as a result of the impact of state, congressional and presidential election cycles which could have a material impact on our revenue, cash flow and operating results from period to period. • Because Newsmax Media derives a significant portion of its revenues from a limited number of distributors, the failure to enter into or renew affiliation and carriage agreements on favorable terms, or at all, could have a material adverse effect on the Company’s business, financial condition or results of operations. • Changes to Newsmax Media’s existing content and services could fail to attract traffic, viewers and advertisers or fail to generate revenue. The levels of our traffic and engagement with our brands and content are critical to Newsmax Media’s success. • Damage to our brand or reputation could have a material adverse effect on our business, financial condition and results of operations. Likewise, adverse publicity or negative public perception regarding particular ingredients or products or the nutraceuticals industry in general could adversely affect the financial performance of those portions of the Company’s nutraceuticals business, Medix Select. • The Company’s strategic investments in new businesses, products, services and technologies present many risks, and the Company may not realize the financial and strategic goals it had contemplated, which could adversely affect its business, financial condition and results of operations. • Newsmax Broadcasting’s future growth depends in part on the acceptance and growth of over the top (“OTT”) advertising and OTT advertising platforms. • If the rate of decline in the number of subscribers to traditional multichannel video programming distributors (“MVPD”) services increases or these subscribers shift to other services or bundles that do not include Newsmax TV, there may be a material negative effect on Newsmax Broadcasting’s affiliation revenues once established. Risks Related to Cybersecurity, Piracy, Privacy and Data Protection • The degradation, failure or misuse of the Company’s network and information systems and other technology could cause a disruption of services or improper disclosure of personal data or other confidential information, resulting in increased costs, liabilities or loss of revenue. • The Company is subject to complex laws, regulations, rules, industry standards, and contractual obligations related to privacy and personal data protection, which are evolving, inconsistent and potentially costly. 3

Risks Related to Legal and Regulatory Matters • Changes in U.S. communications laws or other regulations, including restrictions on programming and content, may have an adverse effect on the Company’s business, financial condition and results of operations. Risks Related to Intellectual Property • The Company’s business may suffer if the Company cannot protect and defend its intellectual property. • The Company has been, and may be in the future, subject to claims of intellectual property infringement that could adversely affect its business. • The Company’s business involves risks of liability claims for content of material, which could adversely affect its business, results of operations and financial condition. Risks Related to Our Securities • Investing in our securities is a highly speculative investment and could result in the loss of your entire investment. There is no guarantee you will have a positive return on your investment. • Future sales and issuances of our securities could result in dilution of the percentage ownership of our stockholders. • We do not intend to pay any cash dividends on our capital stock in the foreseeable future. • We may issue shares of preferred stock that would have a liquidation preference to our Common Stock, and other rights that holders of our Common Stock do not have. • We cannot predict the effect our dual-class structure may have on the price of our securities. • We are a “controlled company” within the meaning of the rules of the NYSE and, as a result, rely on exemptions from certain corporate governance requirements. • NYSE may delist our Class B Common Stock from trading on its exchange, which could limit investors’ ability to make transactions in our Class B Common Stock and subject us to additional trading restrictions. • The market price of our Class B Common Stock may be volatile and fluctuate substantially, which could result in substantial losses for purchasers of our Class B Common Stock. General Risk Factors • We incur increased costs as a result of being a public reporting company, and our board of directors is required to devote substantial time to oversight of new compliance requirements and corporate governance practices. • We have identified material weaknesses in our internal control over financial reporting. If we are unable to remediate these material weaknesses, or if we identify additional material weaknesses in the future or otherwise fail to maintain effective internal control over financial reporting, we may not be able to accurately or timely report our financial condition, results of operations or cash flows. 4

NEWSMAX INC. TABLE OF CONTENTS PART I Page Item 1. Business 6 Item 1A. Risk Factors 16 Item 1B. Unresolved Staff Comments 39 Item 1C. Cybersecurity 39 Item 2. Properties 40 Item 3. Legal Proceedings 40 Item 4. Mine Safety Disclosure 40 PART II Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities 41 Item 6. [Reserved] 42 Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations 42 Item 7A. Quantitative and Qualitative Disclosures About Market Risk 52 Item 8. Financial Statements and Supplementary Data 52 Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure 52 Item 9A. Controls and Procedures 53 Item 9B. Other Information 54 Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections 54 PART III Item 10. Directors, Executive Officers and Corporate Governance 55 Item 11. Executive Compensation 55 Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters 55 Item 13. Certain Relationships and Related Transactions and Director Independence 55 Item 14. Principal Accountant Fees and Services 55 PART IV Item 15. Exhibit and Financial Statement Schedules 56 Item 16. Form 10-K Summary 57 Signatures 58 References in this Annual Report on Form 10-K (this “Form 10-K” or “Annual Report”) to “we,” “us,” “our,” “Newsmax,” the “Company” and similar terms all refer to Newsmax Inc., a Florida corporation and its Subsidiaries (as defined herein). All dollar amounts are stated in United States (“U.S.”) dollars unless otherwise stated. 5

PART 1 ITEM 1. BUSINESS Corporate History Newsmax Inc. (the “Company”) is a holding company that owns 100% of the equity interests of its operating company Newsmax Media, Inc. (“Newsmax Media”). Newsmax Media and its other subsidiaries operate the businesses described herein. Newsmax Media has six wholly-owned Florida limited liability company subsidiaries (the “Subsidiaries”): Newsmax Broadcasting, LLC (“Newsmax Broadcasting”), Newsmax Radio LLC (“Newsmax Radio”), Crown Atlantic Insurance, LLC (“Crown Atlantic”), Humanix Publishing, LLC (“Humanix Publishing”), Medix Select, LLC (“Medix Select”), and ROI Media Strategies, LLC (“ROI Media Strategies”). Newsmax Media was incorporated as Sequoia Digital Corporation in the State of Nevada in 1998. In 1999, Newsmax Media changed its name from Sequoia Digital Corporation to Newsmax.com, Inc. In 2001, Newsmax Media changed its name from Newsmax.com, Inc. to Newsmax Media, Inc. In 2006, Newsmax Media became a wholly-owned subsidiary of NMX Holdings, LLC. In 2014, Newsmax Media changed its state of domicile from Nevada to Delaware and consummated a corporate reorganization in which the members of NMX Holdings, LLC exchanged their membership interests in NMX Holdings, LLC for capital stock of Newsmax Media. In 2024, Newsmax Media consummated a corporate reorganization. Newsmax Inc. was formed as a new holding company that owns all of the outstanding shares of the operating company, Newsmax Media. The stockholders of Newsmax Media exchanged their shares of capital stock in Newsmax Media for the same class and number of shares in Newsmax Inc. Subsequently, Newsmax Media changed its state of domicile from Delaware to Florida. As a result of this reorganization, Newsmax Inc. became the direct holding company and the sole shareholder of Newsmax Media. Newsmax Media’s ownership of its subsidiaries was not affected or changed as a result of this reorganization. On March 28, 2025, in accordance with the terms of the applicable Certificates of Designation, at our election all shares of our Series A-1 Preferred Stock, Series A-2 Preferred Stock, and Series A-3 Preferred Stock automatically converted into shares of our then existing Class A Common Stock. All shares of Series B Preferred Stock automatically converted into shares of Class B Common Stock. (The conversion of all of the Company's Preferred Stock is referred to together as the “Conversion”). For details of the conversion terms, see “Description of Capital Stock” in our offering statement on Form 1-A filed with the SEC on March 19, 2025. On March 28, 2025, we amended and restated our Articles of Incorporation (the “Amended and Restated Articles of Incorporation”) to, among other things, reclassify our applicable authorized share capital to implement a dual class of securities, such that each share of Existing Class A Common Stock except for those held by the CEO, par value $0.001 per share, issued and outstanding immediately prior to the effectiveness of the Amended and Restated Articles of Incorporation (the “Effective Time”) was recapitalized, reclassified and reconstituted into one fully paid and non-assessable share of Class B Common Stock of Newsmax Inc.; provided, that each share of our Existing Class A Common stock, par value $0.001 per share, issued and outstanding immediately prior to the Effective Time held by Mr. Christopher Ruddy, our Chief Executive Officer and director (and/or his affiliates) was recapitalized, reclassified and reconstituted into one fully paid and non-assessable share of Class A Common Stock of Newsmax Inc. (the “Recapitalization”). Shares of our Class A Common Stock have ten votes per share, and the shares of Class B Common Stock have one vote per share. On March 28, 2025, we effectuated a forward stock split (the “Forward Stock Split”) of all of the outstanding shares of Newsmax Inc. at a ratio of 6,765.396:1 (the “Forward Stock Split Ratio”). As a result of the Forward Stock Split, our outstanding securities were proportionally increased based upon the Forward Stock Split Ratio and the exercise or conversion price of such securities (as applicable) were proportionally decreased based upon the Forward Stock Split Ratio. No fractional shares were issued as a result of the Forward Stock Split. Any fractional shares resulting from the Forward Stock Split were rounded to the nearest whole share. All share and per share amounts for all periods presented in this Annual Report have been retroactively adjusted to reflect the Forward Stock Split. 6

Private Placement In June 2024, the Company launched an offering of its Series B Preferred Stock in a private placement pursuant to Regulation D of the Securities Act of 1933, as amended (the “Private Placement”). The initial offering was for up to 30,000 shares of Series B Preferred Stock at $5,000 per share for a base offering amount of $150,000,000, with the option to expand up to 45,000 shares of Series B Preferred Stock for an offering amount of $225,000,000. The Company completed the Private Placement on February 27, 2025, having sold 45,000 shares of its Series B Preferred Stock, resulting in net proceeds to the Company of approximately $206,660,000. Following the conversion of the underlying Series B preferred stock into Class B common stock in connection with our March 28, 2025 initial public offering, Digital Offering, LLC has a warrant to purchase 900 shares of Class B common stock at an exercise price of $5,000 per share. Initial Public Offering and Listing On February 27, 2025, the Company completed the sale of the remaining Series B Preferred Stock from the PPM raising approximately $87.0 million. On March 24, 2025, a majority in interest of the shareholders of the Company approved the amending and restating of the Company's Articles of Incorporation, the recapitalization of the Company's capital stock, the appointment of directors, and the 2025 Omnibus Equity Incentive Plan. On March 28, 2025, the Company completed its initial public offering, resulting in total net proceeds of approximately $67.5 million. On March 28, 2025 the Company also amended and restated its Articles of Incorporation to reclassify its authorized share capital to implement a dual class of securities. On March 31, 2025, the Company listed on The New York Stock Exchange under the ticker symbol “NMAX”. Overview of the Business Newsmax Inc. is a television broadcaster and multi-platform content publisher that produces original news and editorial content for consumers through various media outlets, including through its TV news channels, digital and print publications, its website Newsmax.com and affiliated sites, its syndicated radio show and podcasts, social media accounts, and other platforms in order to sell advertising to third-party marketers as well as offering paid subscriptions to more than a dozen digital and print products sold by Newsmax Media. Newsmax Broadcasting content is carried by all major linear cable and satellite pay TV platforms, MVPDs for the Newsmax channel, and most OTT streaming platforms for its free, ad-supported television (“FAST”) channel Newsmax2, making Newsmax Media content available to over 100 million homes in the U.S. In addition, international companies have licensed Newsmax Media’s channels and brands for regional, national and local television and digital media purposes. Certain licensing agreements currently in place have allowed Newsmax Media’s partners to provide cable television and digital news under the Newsmax Media brand to viewers in several European countries, including Republic of Serbia, Republic of Croatia, Bosnia and Herzegovina, Montenegro, North Macedonia, Slovenia and Albania. During 2025, we executed new multi-year distribution agreements with Free TV in France, HOT in Israel, and PrimeTel in Cyprus, strengthening Newsmax’s presence across Western Europe and the eastern Mediterranean. The Company has also executed a brand license agreement to launch Newsmax Ukraine, a localized channel expected to go live in 2026. In the Caribbean and Latin America, Newsmax has entered into a distribution agreement with Supercanal in the Dominican Republic that includes live Spanish dubbing of Newsmax programming (Newsmax en Español), extending accessibility to Spanish-speaking audiences. Overall, the Newsmax brand is now available in more than 100 countries across five continents, with content distributed in multiple languages to broad international audiences. 7

Newsmax Media operates several business lines through its Subsidiaries, creating a synergistic effect on audience growth, revenues and customer acquisition. These business lines are grouped into two separate reportable segments that consist of Broadcasting and Digital: Broadcasting - The broadcasting segment produces and licenses news, business news and lifestyle content for distribution primarily through MVPDs including cable television systems, direct broadcast satellite operators and telecommunication companies, primarily in the United States. Its components are: • Newsmax Broadcasting provides programming through three channels, Newsmax, Newsmax2, and World at War. Newsmax and World at War are linear cable channels available on pay TV services, and Newsmax2, is a free streaming channel. Both Newsmax and Newsmax2 offer 24/7 television news and informational programming channels which are distributed through both cable and digital streaming platforms. World at War offers 24/7 historical documentaries and movies that have a primary focus on the wars of the past 150 years and the people who fought them. • Newsmax Radio provides widely available programming through a nationally syndicated radio show and a portfolio of podcasts distributed across major audio platforms. The lineup includes The Rob Carson Show, a daily syndicated talk program hosted by veteran talk radio personality and comedy writer Rob Carson, featuring political commentary and cultural discussion accessible via broadcast radio and digital podcast channels. In addition, the Company produces The Newsmax Daily with Tony Marino, a daily news brief highlighting top headlines and analysis; The Gerry Callahan Show, featuring sharp commentary and perspectives on current events; and Greg Kelly Reports, an audio version of the popular television program hosted by Greg Kelly. These programs expand Newsmax’s reach into audio audiences and support cross-platform engagement with viewers and listeners across broadcast, streaming, and digital media channels. Digital - The digital segment generates revenues through (1) online advertising, including online display, email advertising, other online placements and print advertisements, (2) subscriptions, including our collection of specialized health and financial newsletters, Newsmax Magazine and four online membership programs, and (3) e-commerce, primarily through our subsidiaries that sell nutraceutical and nonfiction books on political, financial and health-related topics. Its components are: • Humanix Publishing is a print and e-book publishing house that publishes books in the areas of politics, health, personal finance, history, religion and current affairs. Under Newsmax ownership, Humanix Publishing has published approximately 100 titles, including a New York Times bestseller. The Company uses published books as free premiums when offering subscriptions to their publications, including Newsmax Magazine and their health and financial newsletters. • Medix Select sells 22 nutraceutical products aimed at Newsmax Media’s core demographic of consumers and cross-sold through its health newsletters. These supplements have been certified as compliant with current good manufacturing practices by The Natural Products Association and are typically formulated by medical doctors who also write and edit Newsmax Media’s health newsletters. Newsmax Media retains all intellectual property rights to the supplement formulations. The natural supplements seek to help customers alleviate pain, reduce blood glucose, prevent heart disease, improve energy and mental acuity, and, in general, improve overall wellness. All Medix Select supplements are manufactured at third-party manufacturing facilities that are U.S. Food and Drug Administration (“FDA”) registered and meet current Good Manufacturing Practices standards. All Medix Select supplements are offered online and usually come with a recurring subscription program. • Newsmax Media Digital Advertising handles all advertising and marketing offers and sales to third party companies and agencies. It sells placements for display and native website ads, email sponsorships in Newsmax News Alerts, sponsorships for SMS/text and push notification, print ads for our magazine, inserts for our newsletters, and all advertising for radio and podcast offerings. • Humanix Publications publishes and manages Newsmax Media’s paid subscription business. It publishes Newsmax Magazine, five health newsletters including Health Radar, Dr. Crandall’s Heart & Health; The Blaylock Wellness Report; financial newsletters including The Dividend Machine, High Income Factor and Financial Intelligence Report, and Newsmax Platinum, our online publication. It has over 300,000 subscribers to our paid publications. 8

• ROI Media Strategies provides media buying and strategy services to third party companies and agencies, helping small companies to market their offerings across all channels of marketing, including email, broadcast, podcasts, digital, and print. • Crown Atlantic Insurance is an insurance agency licensed in 50 states of the U.S. and the District of Columbia with an emphasis on life insurance and retirement solutions. The Company expects to use the firm for the purposes of marketing annuities, life insurance and other insurance offerings across their platforms. Operating Segments Newsmax Inc.'s business operations are conducted through two main operating segments, Broadcasting and Digital. In 2025 Broadcasting represented $153.3 million of total revenues and Digital represented $35.9 million of total revenues. Between the two operating segments, total revenue for Newsmax Media has grown from $41.8 million in 2020 to $189.3 million in 2025. Broadcasting The broadcasting segment of Newsmax Media’s business produces and licenses news, business news and lifestyle content for distribution through both MVPDs and free OTT streaming platforms. Newsmax Broadcasting creates, broadcasts and distributes content using a hybrid distribution strategy that also utilizes linear cable for pay TV services. Newsmax Broadcasting’s linear channel, Newsmax, is offered to cable television systems, direct broadcast satellite operators, telecommunication companies and internet television providers, primarily in the United States. Newsmax Broadcasting also offers Newsmax2, a 24/7 FAST channel offering news and opinion shows across platforms, including Samsung, Vizio, LG, Xumo, Roku, Pluto, and others. Newsmax Broadcasting generates revenues from license fees paid by MVPDs for its linear Newsmax channel on a per subscriber basis and also derives revenues from advertising sales made for both its linear channel and for its FAST channel. According to Kagan, a media industry research and analytics service that provides data on television network economics, Fox News, CNN, CNBC, Fox Business and MS NOW have average monthly affiliate fees per subscriber equal to $2.67, $1.31, $0.66, $0.41 and $0.39, respectively. Given that Newsmax Media has audience numbers equal to or better than certain of these competitors, Newsmax Broadcasting sees the potential for revenue growth in this area. Newsmax Broadcasting strives to produce high-quality television programming for distribution to build viewership and audience loyalty, increase television revenue through license fees and advertising revenue to sustain long- term growth within targeted demographic groups, predominantly viewers (and readers) who are 45 years of age or older, which is the largest demographic group in the nation, holding more than 70% of the nation’s disposable income. Newsmax Broadcasting’s strategy is to maximize the distribution, ratings and profit potential of its television programming. Newsmax Broadcasting seeks to extend its content distribution across all platforms, including linear cable, OTT and FAST channels, which provide promotional platforms for Newsmax Broadcasting’s television content and serve as additional outlets for advertising revenue. Newsmax Broadcastings’s goal is to reach its target audience wherever and whenever they are consuming content, as well as reaching new audiences, including broadband-only, “cord cutters” and “cord nevers.” Audience ratings and audience engagement are key drivers of advertising revenue and demand on the part of cable television operators, direct-to-home satellite operators, telecommunication service providers, and other content distributors who deliver Newsmax Broadcasting’s content to their viewers. Newsmax Broadcasting’s television advertisement sales have increased by 614% compared to 2021 ($14.6 million to $104.3 million). In 2023, Newsmax Broadcasting launched its streaming service, Newsmax+, and, as of December 31, 2025, had over 263,000 viewers subscribed for the subscription service paying $49.99 or more per year. Newsmax+ offers subscribers the ability to watch the Newsmax, Newsmax2, and World of War channels at any time using apps found on their home TV, phone or tablet devices. The service also offers licensed and original documentaries, movies, series and news specials. The subscription price for Newsmax+ varies depending on whether a subscribed viewer chooses an annual or a monthly subscription. 9

Digital The Newsmax Media digital platform includes Newsmax.com and affiliated websites, which together draw more than eight million unique monthly visitors, more than five million email opt-in subscribers, approximately seven million subscribers to its push mobile and SMS text messaging alerts, and upwards of 23 million social media followers on its social media platforms including Facebook (over 5.8 million), X (over 3.6 million), YouTube (approximately 2.5 million), Truth Social (over 5.8 million), Instagram (approximately 2.1 million), Rumble (approximately 1.3 million), Gettr (over 1,300,000), Threads (over 579,000), and TikTok (over 182,000). The Newsmax app has been downloaded over 20 million times. The digital segment generates revenues through (1) online advertising, including online display, paid content placement on the Newsmax.com homepage, email advertising, other online placements and print advertisements, (2) subscriptions, including for its streaming service Newsmax+ as well as a collection of 10 specialized health and financial newsletters, Newsmax Magazine and four online membership programs, and (3) e-commerce. Newsmax Digital’s websites and apps provide live and/or on-demand streaming of network-related programming to allow video subscribers of Newsmax Media’s participating distribution partners to view content via the Internet. Competitive Strengths We are a fast-growing national news network with expanding multi-platform distribution across linear, streaming and digital platforms. Newsmax Media has developed a multi-platform presence that includes national cable distribution, FAST and OTT streaming, digital media and print publications. With strategic key talent acquisitions and an experienced management team, Newsmax Media continues to expand its audience and engagement across its programming offerings. Newsmax Broadcasting reaches over 58 million viewers across cable and streaming platforms, supported by digital and social channels, with continued expansion of distribution across traditional and streaming pay TV homes. The Newsmax cable news network has posted significant audience growth, year-over-year viewership gains in multiple dayparts and making Newsmax one of the more watched cable news networks in key demographics. In 2025, the Newsmax cable news network reached over 21 million viewers, according to Nielsen. Newsmax also has an exclusive television audience as Nielsen reports that approximately five million viewers watched Newsmax but never tuned into Fox News, and over two million viewers watched Newsmax but never tuned into Fox, CNN or MSNBC. The Newsmax channel is carried by major cable and satellite distributors in the U.S., including, but not limited to, DirecTV, Dish, Comcast/Xfinity, Charter/Spectrum and Verizon. Further, Newsmax’s OTT streaming channel, Newsmax2, reaches an estimated 17 million Americans regularly through its distributors, which includes major streaming platforms such as Roku, Samsung, Vizio, Xumo and Pluto. A survey conducted by YouGov/The Economist found that Newsmax was among the most trusted news brands in cable television. We are well positioned expand distribution to reach new audiences across linear and virtual MVPD platforms. Linear TV is primarily driven by live sports, news and events, and as media companies continue to focus on expanding their streaming service offerings, news consumption has risen in importance, thereby enhancing the value of the Newsmax channel and Newsmax Media. While the audience for paid MVPDs is shrinking, Newsmax as an upstart channel continues to witness paid distribution growth while still having the potential for adding more subscribers. In 2025, the network added three additional major cable distributors , bringing the Newsmax channel’s distribution to over 58 million paid homes across the U.S.As other major cable competitors like CNN and Fox News see shrinking paid distribution footprints, Newsmax continues to grow while offering the potential for additional distribution growth. We have an established brand as a significant player in FAST and OTT streaming. Newsmax Broadcasting was an early player in the emerging FAST channel platforms. Newsmax Broadcasting originally offered its main Newsmax channel to such platforms for free, in exchange for a share of advertising revenue. We then transitioned our streaming approach by replacing the free simulcast of our cable channel on FAST platforms with the dedicated FAST channel Newsmax2 in alignment with MVPD license renewals. Newsmax2 was created as a 24/7 news channel providing news programming, documentaries and opinion programs. We also launched Newsmax+, its streaming service. Subscribers are offered annual subscriptions at $49.99 or monthly subscriptions at $4.99. The Newsmax+ service offers access to Newsmax, Newsmax2, program archives, news specials and documentaries. 10

We have developed extensive digital infrastructure to support continued audience acquisition and retention. Newsmax Media's long-standing digital operations include proprietary websites, opt-in communication channels and a substantial social media audience that support audience acquisition and retention. For 25 years, Newsmax Media has invested heavily in its digital infrastructure, including its popular website, opt-in email database, SMS and app push notifications, customer and subscriber databases, and more than 23 million social media followers. Newsmax Media has a regular digital reach of over 17 million Americans per month. Newsmax Media uses these digital platforms to successfully drive audiences to its linear cable channels consisting of Newsmax and World at War, its smartphone app, Newsmax2 and its streaming service Newsmax+. At the same time, Newsmax Media has used its large television and social media audiences to continue to grow its digital properties and, in turn, their databases. Few cable and TV channels have the ability to directly message with their audiences like Newsmax Media, giving Newsmax Media a TV-digital ecosystem that constantly generates viewers and visitors while growing company revenues through advertising and subscriptions. We have a diversified revenue business model, including multiple income streams beyond traditional cable carriage and advertising. Newsmax Media has a revenue model utilizing multiple income streams. In addition to cable license fees and linear television advertising, Newsmax Media accrues revenues through OTT streaming advertising, subscriptions to its Newsmax+ service, subscriptions to its online and print publication, books published in print, audio and e-book formats, digital and web advertising, print advertising, podcasting and radio advertising revenue, and sales from its extensive line of nutraceuticals. We have a clearly identified target demographic of subscribers with high disposable income and brand loyalty. Newsmax Broadcasting has established itself as a leading cable network, with a consistent audience and subscribers with brand loyalty. With a target audience of viewers aged 45 and above, Newsmax Broadcasting’s content has resonated with this traditionally underserved audience. As Newsmax Broadcasting’s share of the cable news audience continues to grow, we have attracted an affluent audience with a higher than average household income, making us an attractive and valuable platform for advertisers. We have an attractive financial profile with high revenue visibility and profitability and multiple levers for near- term growth. Newsmax Media’s significant strategic investments in the broadcasting segment has fueled strong revenue growth and created potential for growth across traditional and digital platforms both domestically and internationally. In addition to the continued growth in linear cable television advertising, Newsmax TV has multiple revenue streams that it expects to continue to mature over the next several years. Growth in OTT and diversification of Newsmax Broadcasting’s content services will allow us to generate revenue both as a premium subscription-based service and as a FAST service on OTT platforms. Opportunities for international distribution also present additional potential to monetize the Newsmax TV service. Goals and Strategies Maintain and enhance leading position in news and other content production. Newsmax Broadcasting has been a leader in digital news and with the continued growth of its television service, plans to continue to invest in talent acquisition and programming that we expect to raise the profile and visibility of Newsmax to a broader audience. With expanded content offerings, we plan to expand our reach and value to audiences through traditional platform and direct-to-consumer services. Increase revenue growth through the continued delivery of premium content. We will continue to focus on creating high-quality content delivered through diversified publishing platforms that offers value to its audience, advertisers and distribution partners. As a live linear content service, Newsmax Broadcasting seeks to offer a unique perspective and voice that resonates with audiences across those platforms and further develop a dedicated and loyal audience. 11

Expand television and digital distribution offerings, increasing complementary sources of revenues. Newsmax Broadcasting’s key goals are to maximize its subscriber penetration on traditional cable platforms, growing its subscription base for Newsmax+, increasing audiences for its news channels, develop its footprint in international markets - all while creating additional revenue opportunities through advertising sales. We will also further develop our delivery strategies on emerging content and social platforms to increase interaction with our audience. Competition Cable network programming is a highly competitive business. Cable networks compete for content, distribution, viewers and advertisers with a variety of media, including broadcast television networks; cable television systems and networks; internet-delivered platforms such as live streaming, mobile, gaming and social media platforms; audio programming; and print and other media. Important competitive factors include the prices charged for programming, the quantity, quality and variety of programming offered, the accessibility of such programming, the ability to adapt to new technologies and distribution platforms, quality of user experience and the effectiveness of marketing efforts. Newsmax Broadcasting’s primary competition comes from the cable networks FOX News, CNN, HLN, MSNBC and NewsNation. Newsmax Media also competes for viewers and advertisers within a broad spectrum of television networks, including other non-news cable networks and free-to-air broadcast television networks. We also face competition online from Foxnews.com, CNN.com, Politico.com, WashingtonExaminer.com, NBCNews.com, NYTimes.com, CNBC.com, Bloomberg.com and The Wall Street Journal Online, among others. Newsmax Broadcasting’s programming also competes for the sale of advertising with other television networks, including broadcast, cable, local networks, and other content distribution outlets for their target audiences and the sale of advertising. Newsmax Media’s success in selling advertising is a function of the size and demographics of our audiences, quantitative and qualitative characteristics of our audience, the perceived quality of the network and the content, the brand appeal of the network, ratings as determined by third-party research companies, prices charged for advertising and overall advertiser demand in the marketplace. Newsmax Broadcasting’s networks and digital products also compete for their target audiences with all forms of content and other media provided to viewers, including broadcast, cable and local networks, streaming services, pay-per- view and VOD services, online activities and other forms of news, information and media entertainment. Governmental Regulation Privacy and Information Regulation The laws and regulations governing the collection, use and transfer of consumer information are complex and rapidly evolving, particularly as they relate to the Company’s digital businesses. Federal and state laws and regulations affecting the Company’s online services, websites, and other business activities include: the Children’s Online Privacy Protection Act, which prohibits websites and online services from collecting personally identifiable information online from children under age 13 without prior parental consent; the Controlling the Assault of Non-Solicited Pornography and Marketing Act, which regulates, among other things, the distribution of unsolicited commercial emails, or “spam”; the Video Privacy Protection Act, which prohibits the knowing disclosure of information that identifies a person as having requested or obtained specific video materials from a “video tape service provider;” the Telephone Consumer Protection Act, which restricts certain marketing communications, such as text messages and calls, without explicit consent; the Gramm-Leach-Bliley Act, which regulates the collection, handling, disclosure, and use of certain personal information by companies that offer consumers financial products or services, imposes notice obligations, and provides certain individual rights regarding the use and disclosure of certain information; and the California Consumer Privacy Act (the “CCPA”), as amended by the California Privacy Rights Act (the “CPRA”) which took effect on January 1, 2023. The CCPA imposes broad obligations on the collection, use, handling and disclosure of personal information of California residents. For example, subject to certain exceptions, the CCPA provides individual rights for Californians, including to access, delete, and to restrict the “sale” of personal information; the CPRA amendment added new privacy protections, including the right of California residents to correct inaccurate personal information that a business has about them, and the right to limit the use and disclosure of sensitive personal information collected about them. The CPRA amendment requires that a business’ collection, use, retention, and sharing of a consumer’s personal information be “reasonably necessary and proportionate to achieve the purposes for which the personal information was collected or processed, or for another disclosed purpose that is compatible with the context in which the personal information was collected, and not further processed in a manner that is incompatible with those purposes. 12

A number of privacy and data security bills that address the collection, maintenance and use of personal information, breach notification requirements and cybersecurity are pending or have been adopted at the state and federal level, which would impose additional obligations on businesses. In addition to California, other states have passed or introduced similar privacy legislation, including Virginia, Colorado, Connecticut, Florida, Iowa, Indiana, Kentucky, Tennessee, Montana, New Hampshire, New Jersey, Oregon, Delaware, Utah, and Texas. In addition, the Federal Trade Commission and state attorneys general and other regulators have made privacy and data security an enforcement focus. Other federal and state laws and regulations also may be adopted that impact our digital services, including those relating to oversight of user-generated content. Foreign jurisdictions also have implemented and continue to introduce new privacy and data security laws and regulations, that apply to certain of the Company's operations. It is possible that our current data protection policies and practices may be deemed inconsistent with new legal requirements or interpretations thereof, and could result in the violation of these new laws and regulations. The EU General Data Protection Regulation and UK General Data Protection Regulation, in particular, regulates the collection, use and security of personal data and restricts the trans-border flow of such data. Other countries, including Canada, Australia, China, and Mexico, also have enacted data protection legislation. The Company monitors and considers these laws and regulations, particularly with respect to the design and operation of digital content services and legal and regulatory compliance programs. These laws and regulations and their interpretation are subject to change, and could result in increased compliance costs, claims, financial penalties for noncompliance, changes to business practices, including with respect to tailored advertising, or otherwise impact the Company's businesses. Violations of these laws and regulations could result in significant monetary fines and other penalties, private litigation, require us to expend significant resources to defend, remedy and/or address, and harm our reputation, even if we are not ultimately responsible for the violation. Intellectual Property The Company's intellectual property assets include: copyrights in television programming and other publications, websites and technologies; trademarks, trade dress, service marks, logos, slogans, sound marks, design rights, symbols, characters, names, titles and trade names, domain names; trade secrets and know how; and licenses of intellectual property rights of various kinds. The Company derives value from these assets through the production, distribution and/or licensing of its television programming to domestic and international cable and satellite television services, video-on-demand services, operation of websites, and through the sale of products, such as collectible merchandise, apparel, books and publications, among others. The Company devotes significant resources to protecting their intellectual property, relying upon a combination of copyright, trademark, unfair competition, trade secret and other laws and contract provisions. There can be no assurance of the degree to which these measures will be successful in any given case. Policing unauthorized use of the Company’s products and services and related intellectual property is often difficult and the steps taken may not in every case prevent the infringement by unauthorized third parties of the Company’s intellectual property. The Company seeks to limit that threat through a combination of approaches, including offering legitimate market alternatives, deploying digital rights management technologies, pursuing legal sanctions for infringement, promoting appropriate legislative initiatives and international treaties and enhancing public awareness of the meaning and value of intellectual property and intellectual property laws. Piracy, including in the digital environment, continues to present a threat to revenues from products and services based on intellectual property. Third parties may challenge the validity or scope of the Company’s intellectual property from time to time, and such challenges could result in the limitation or loss of intellectual property rights. Even if not valid, such claims may result in substantial costs and diversion of resources that could have an adverse effect on the Company’s operations. Employees As of December 31, 2025, the Company employed approximately 500 full-time employees. In the ordinary course of business and consistent with industry practice, the Company also employs freelance and temporary contract workers who provide important production and broadcast support services. The vast majority of the Company’s workforce is based in the United States. All of the Company’s employees are employed by Newsmax Media. Key human capital and talent management initiatives include: 13

Recruitment The Company hires and promotes people based on their experience, ability and accomplishments without regard to race, gender, sexual orientation, age, religion or other personal identifiers. The Company seeks personnel with diverse talents from a broad spectrum of backgrounds, and support, encourage, and develop their colleagues to show innovation and leadership in their roles. The Company believes that diversity in views, experiences and backgrounds contributes to a strong internal culture and improves external programming. We believe such diversity enables us to be more reflective of the audiences we reach and enhances our ability to create news, sports, and entertainment programming that serves all viewers across the country. A diverse and inclusive workplace is not merely a strategy or business objective; it is fundamentally woven in the fabric of the Company. This commitment begins with our approach to talent recruitment across all of our disciplines and extends to the way we nurture our colleagues’ careers. The Company posts their respective job listings internally and externally because they believe this is one of the best tools to reach the widest pool of experienced candidates. Employee Compensation and Benefits The Company invests in their respective people through competitive pay and benefits, as well as flexibility and support to balance work and personal demands. Providing equal pay for equal work, without regard to gender or other protected characteristics, is imperative for the Company. The Company also seeks to provide generous benefits that support their employees’ health, wellness, and financial stability through their benefit plans. Full-time employees of the Company are eligible for medical, dental, and vision insurance, with access to telemedicine and pharmacy benefits, and its freelance employees who work a minimum number of hours are eligible for a medical plan. Eligible employees may participate in flexible spending accounts, health savings accounts, and qualified transportation expense accounts. The Company also provides employees with a health advocate service, with experts who support employees and their eligible family members in navigating a wide range of health and insurance-related issues. Full-time employees of the Company are eligible to receive paid holidays, paid time off, and to participate in Newsmax Media’s matching 401(k) savings plan. The Company believes offering its employees the tools necessary for a healthy work-life balance empowers them to thrive in our modern workforce. To that end, the Company’s policies allow eligible individuals the opportunity to work remotely in appropriate circumstances. All benefits provided to the Company’s employees are provided by Newsmax Media. Workplace Civility and Unity The Company is committed to fostering a working environment of trust for all employees, in which people do their best work. Harassment, discrimination, retaliation, and threats to health and safety all undermine our working environment of trust and make it harder for people to excel. Therefore, it is the Company’s policy to provide a safe work environment free from this or any other unlawful conduct. Creating and maintaining an environment free of discrimination and harassment begins at the highest leadership level of the Company and is embedded throughout our policies and practices. Newsmax Media’s employee handbook creates our framework for addressing complaints and taking remedial measures as needed. Company employees are required to engage in interpersonal training programs that foster a strong, positive work environment. Company Information The principal executive offices of the Company are located at 750 Park of Commerce Drive, Suite 100, Boca Raton, Florida 33487, and its telephone number is (561) 686-1165. 14

Available Information Our website can be found at Newsmax.com. We make available, free of charge through our website, our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, our proxy statement, our registration statements and Forms 3, 4 and 5 filed on behalf of directors and executive officers, and amendments to these reports, as soon as reasonably practicable after we electronically file such material with, or furnish such material to, the Securities and Exchange Commission (“SEC”). We are not including the information contained on our website or any other website as a part of, or incorporating it by reference into, this Annual Report or any other filing we make with the SEC. The filings are also available through the SEC’s website at www.sec.gov. Our Board of Directors (the “Board”) has documented its governance practices by adopting several corporate governance policies. These governance policies, including our Corporate Governance Guidelines and Code of Business Conduct and Ethics, as well as the charter for the Audit Committee of the Board may also be viewed on our website. Copies of such documents will be provided to stockholders without charge upon written request to the corporate secretary at the address shown on the cover page of this Annual Report. 15

ITEM 1A. RISK FACTORS An investment in our securities involves a high degree of risk. The SEC requires that we identify risks that are specific to our business and our financial condition. You should carefully consider the following risk factors and the other information in this Annual Report before investing in our securities. Our business and results of operations could be seriously harmed by any of the following risks. The risks set out below are not the only risks we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition and/or operating results. If any of the following risks actually occur, our business, reputation, financial condition, results of operations, revenue and future prospects could be materially adversely affected and you could lose all or part of your investment in our securities. In such case, the value of our securities could decline, and you may lose all or part of your investment. Risks Related to Our Business, Operations and Our Industry We have incurred losses in prior periods, may not be profitable in the future, and our plans to maintain and increase liquidity may not be successful. Our ability to achieve profitability will depend upon our ability to generate and sustain substantially increased revenues. We may continue to incur operating losses in the future as we execute our growth strategy. The likelihood that we will generate net income in the future must be considered in light of the difficulties facing the television broadcasting and content publication industry as a whole, economic conditions and the competitive environment in which we operate. Our operating results for future periods are subject to numerous uncertainties, and we may not achieve sufficient revenues to sustain or increase profitability. In addition, we may be unable to successfully achieve or maintain our growth strategy and may need to raise additional capital to fund our future operations. Changes in consumer behavior and evolving technologies and distribution platforms may adversely affect the Company’s business, financial condition and results of operations. The ways in which consumers view content and technology and business models in the Company’s industry continue to rapidly evolve and new distribution platforms and increased competition from new entrants and emerging technologies have added to the complexity of maintaining predictable revenue streams. Technological advancements have driven changes in consumer behavior as consumers seek more control over when, where and how they consume content and have affected advertisers’ options for reaching their target audiences. Consumer preferences have evolved towards digital services and other subscription services and there has been a substantial increase in the availability of programming with reduced advertising or without advertising at all. Examples include the convergence of television telecasts and digital delivery of programming to televisions and other devices, video-on-demand platforms, user-generated content sites, and simultaneous streaming of telecast content that allows viewers to consume content on demand and in remote locations while avoiding traditional advertisements or subscription payments. In addition, consumers are increasingly using time- shifting and advertising-blocking technologies that enable them to fast-forward or circumvent advertisements. Substantial use of these technologies could impact the attractiveness of Newsmax Media’s programming to advertisers and adversely affect our advertising revenues. Changes in consumer behavior and technology have also had an adverse impact on traditional MVPDs that deliver Newsmax Media’s broadcast and cable networks to consumers. Consumers are increasingly turning to alternative offerings, including Subscription Video on Demand (“SVOD”) and Advertising Video on Demand (“AVOD”) services and mobile and social media platforms, which has contributed to industry-wide declines in subscribers to traditional MVPD services over the last several years. These declines are expected to continue and possibly accelerate in the future. If consumers increasingly favor alternative offerings over traditional MVPD subscriptions, Newsmax Media may experience a decline in viewership and ultimately demand for the programming on its traditional linear networks, which could lead to lower affiliate fee and advertising revenues. Changing distribution models may also negatively impact Newsmax Media’s ability to negotiate affiliation agreements on favorable terms, which could have an adverse effect on Newsmax Media’s business, financial condition or results of operations, including a decline in advertising revenues if one or more MVPDs declines to renew an affiliation agreement with Newsmax Media. If Newsmax Media fails to protect and exploit the value of its content while responding to, and developing new technology and business models to take advantage of, technological developments and consumer preferences, it could have a material adverse effect on the Company’s business, financial condition and results of operations. 16

Declines in advertising expenditures could cause the Company’s revenues and operating results to decline significantly in any given period or in specific markets. Newsmax Media derives substantial revenues from the sale of advertising, and its ability to generate advertising revenues depends on a number of factors. The strength of the advertising market can fluctuate in response to the economic prospects of specific advertisers or industries, advertisers’ spending priorities and the economy in general. In addition, pandemics, natural and other disasters, acts of terrorism, and political uncertainties or hostilities can also lead to a reduction in advertising expenditures as a result of economic uncertainty, disrupted programming and services or reduced advertising spots due to preemptions. Major events, such as the state, congressional and presidential elections cycles also may cause Newsmax Media’s advertising revenues to vary substantially from year to year. Political advertising expenditures are impacted by the ability and willingness of candidates and political action campaigns to raise and spend funds on advertising and the competitive nature of the elections affecting viewers in markets featuring our programming. Moreover, regulatory or other third-party intervention impacting where and when advertisements may be placed may result in a decline in our advertising revenues. Advertising expenditures may also be affected by changes in consumer behavior and evolving technologies and platforms. There is increasing competition for the leisure time of audiences and demand for Newsmax Media’s programming as measured by ratings points is a key factor in determining advertising rates. In addition, as described above, newer technologies and platforms are increasing the number of media and entertainment choices available to audiences. Some of these technologies and platforms allow users to view programming from a remote location or on a time-delayed basis and provide users the ability to fast-forward, rewind, pause and skip programming and advertisements, which could negatively affect the attractiveness of the Company’s offerings to advertisers. The pricing and volume of advertising may also be affected by shifts in spending toward digital and mobile offerings, which can deliver targeted advertising more promptly, from traditional media, or toward newer ways of purchasing advertising, some or all of which may not be as beneficial to Newsmax Media as traditional advertising methods. Newsmax Media also generates advertising revenues through its OTT platforms. The market for OTT advertising campaigns is relatively new and evolving and if this market develops slower or differently than we expect, it could adversely affect our advertising revenues. A decrease in advertising expenditures, reduced demand for Newsmax Media’s programming could lead to a reduction in pricing and advertising spending, which could have a material adverse effect on the Company’s business, financial condition or results of operations. Advertising revenue is largely dependent on audience measurement, which can be difficult to measure. Because advertising sales largely depend on audience measurement, they could be negatively affected if measurement methodologies do not accurately reflect actual viewership levels. Although Nielsen’s statistical sampling method is the primary measurement methodology used for Newsmax Media’s linear television advertising sales, Newsmax Media measures and monetizes its digital platforms based on a combination of internal and third-party data. A consistent, broadly accepted measure of multiplatform audiences across the industry remains to be developed. Although we expect multiplatform measurement innovation and standards to benefit us as the video advertising market continues to evolve, we are still partially dependent on third parties to provide these solutions. Seasonal fluctuations in advertising activity could have a material impact on our revenue, cash flow and operating results. Historically, our advertising revenues have been subject to seasonality and cyclicality as a result of the impact of state, congressional and presidential election cycles. We have experienced relatively higher revenues and cash flow during years when congressional and presidential elections are held, with relatively lower revenues and cash flow in the years between these events, when interest in national political news is lower. Our historical revenue growth has masked the impact of seasonality, but if our growth rate declines or seasonal spending becomes more pronounced, seasonality could have a material impact on our revenue, cash flow and operating results from period to period. 17

Because Newsmax Media derives a significant portion of its revenues from a limited number of distributors, the failure to enter into or renew affiliation and carriage agreements on favorable terms, or at all, could have a material adverse effect on the Company’s business, financial condition or results of operations. Newsmax Media depends on affiliation and distribution arrangements that enable it to reach a large percentage of households through MVPDs and third party-owned television stations. The inability to enter into or renew MVPD arrangements on favorable terms, or at all, or the loss of carriage on MVPDs’ basic programming tiers could reduce the distribution of Newsmax Media’s owned and operated television stations and broadcast and cable networks, which could adversely affect Newsmax Media’s revenue estimates from affiliate fees and its ability to sell national and local advertising time. The loss of favorable MVPD packaging, positioning, pricing or other marketing opportunities could also negatively impact Newsmax Media’s revenue estimates from affiliate fees. These risks are exacerbated by consolidation among traditional MVPDs, their increased vertical integration into the cable or broadcast network business and their use of alternative technologies to offer their subscribers access to local broadcast network programming, which have provided traditional MVPDs with greater negotiating leverage. In addition, if Newsmax Media and an MVPD reach an impasse in contract renewal negotiations, Newsmax Media’s networks and owned and operated television stations could become unavailable to the MVPD’s subscribers (i.e., “go dark”), which, depending on the length of time and the size of the MVPD, could have a negative impact on Newsmax Media’s revenues from affiliate fees and advertising. Newsmax Media also depends on the maintenance of affiliation agreements and license agreements with third party-owned television stations to distribute the Newsmax TV. Consolidation among television station group owners could increase their negotiating leverage and reduce the number of available distribution partners. There can be no assurance that these affiliation and license agreements will be renewed in the future on terms favorable to Newsmax Media. The inability to enter into affiliation or licensing arrangements with third-party owned television stations on favorable terms could reduce distribution of Newsmax TV and the inability to enter into such affiliation or licensing arrangements for Newsmax TV on favorable terms could adversely affect Newsmax Media’s affiliate fee revenues and its ability to sell national advertising time. In addition, Newsmax Media has arrangements through which it makes its content available for viewing through third-party online video platforms. If these arrangements are not renewed on favorable or commercially reasonable terms or at all, it could adversely affect the Company’s revenues and operating results. Changes to Newsmax Media’s existing content and services could fail to attract traffic, viewers and advertisers or fail to generate revenue. Newsmax Media may introduce significant changes to our existing content. The success of our new content depends substantially on consumer tastes and preferences that change in often unpredictable ways. If this new content fails to engage traffic and advertisers, we may fail to generate sufficient revenue or operating profit to justify our investments, and our business and operating results could be adversely affected. In addition, we have launched and expect to continue to launch strategic initiatives, which do not directly generate revenue but which we believe will enhance our attractiveness to traffic and advertisers. In the future, we may invest in new content, products, services, and initiatives to generate revenue, but there is no guarantee these approaches will be successful or that the costs associated with these efforts will not exceed the revenue generated. If Newsmax Media’s strategic initiatives do not enhance our ability to monetize our existing content or enable us to develop new approaches to monetization, we may not be able to maintain or grow our revenue or recover any associated development costs and our operating results could be adversely affected. Newsmax Media’s businesses operate in a highly competitive industry. Newsmax Media competes with other companies for high-quality content to reach large audiences and to generate advertising revenue. Newsmax Media also competes for distribution on MVPDs and other third-party digital platforms. Newsmax Media’s ability to attract viewers and advertisers and obtain favorable distribution depends in part on its ability to provide popular programming and adapt to new technologies and distribution platforms, which are increasing the number of content choices available to audiences. The consolidation of advertising agencies, distributors and television service providers also has increased their negotiating leverage and made competition for audiences, advertising revenue, and distribution more intense. Competition for audiences and/or advertising comes from a variety of sources, including broadcast television networks; cable television systems and networks; Internet-delivered platforms such as live streaming, SVOD and AVOD services and mobile, gaming and social media platforms; audio programming; and print and other media. Other television stations or cable networks may change their formats or programming, a new station or new network may adopt a format to compete directly with Newsmax Media’s stations or networks, or stations or networks might engage in aggressive promotional campaigns. Increased competition in the acquisition of programming may also 18 affect the scope of rights we are able to acquire and the cost of such rights, and the future value of the rights we acquire or retain cannot be predicted with certainty. Entering into or renewing contracts for programming rights or acquiring additional rights may result in increased costs to Newsmax Media. There can be no assurance that revenue from acquired rights contracts will exceed Newsmax Media’s costs for the rights, as well as the other costs of producing and distributing the programming. Furthermore, there can be no assurance that Newsmax Media will be able to compete successfully in the future against existing or potential competitors or that competition or consolidation in the marketplace will not have a material adverse effect on its business, financial condition or results of operations. In addition, with respect to our digital offerings, competition for traffic and engagement with our content, products and services is intense. Newsmax Media competes against many companies to attract and engage traffic, including companies that have greater financial resources and larger user bases, and companies that offer a variety of Internet and mobile device-based content, products and services. As a result, Newsmax Media’s competitors may acquire and engage traffic at the expense of the growth or engagement of our traffic, which would negatively affect Newsmax Media’s business. Newsmax Media believes that its ability to compete effectively for traffic depends upon many factors both within and beyond its control, including, but not limited to: • the popularity, usefulness and reliability of Newsmax Media’s content compared to that of its competitors; • the timing and market acceptance of Newsmax Media’s content; • the continued expansion and adoption of Newsmax Media’s content; • Newsmax Media’s ability, and the ability of its competitors, to develop new content and enhancements to existing content and to attract, develop and retain talent; • the frequency, relative prominence and appeal of the advertising displayed by Newsmax Media or its competitors; • public perceptions about the predominance of certain political viewpoints on our platform, regardless of whether those perceptions are accurate; • changes mandated by, or that we elect to make to address, legislation, regulatory constraints or litigation, including settlements and consent decrees, some of which may have a disproportionate impact on us; • the costs of developing and procuring new content, relative to those of its competitors; • acquisitions or consolidation within our industry, which may result in more formidable competitors; and • Newsmax Media’s reputation and brand strength relative to its competitors. Newsmax Media also faces significant competition for advertiser spending. Newsmax Media competes against online and mobile businesses and traditional media outlets, such as television, radio and print, for advertising budgets. In determining whether to buy advertising, our advertisers will consider the demand for our content, demographics of our traffic, advertising rates, results observed by advertisers, and alternative advertising options. The increasing number of digital media options available, through social networking tools and news aggregation websites, has expanded consumer choice significantly, resulting in traffic fragmentation and increased competition for advertising. In addition, some of our larger competitors have substantially broader content, product or service offerings than us and leverage their relationships based on other products or services to gain additional share of advertising budgets. Newsmax Media will need to continue to innovate and improve the monetization capabilities of its websites and mobile products in order to remain competitive. Newsmax Media believes that its ability to compete effectively for advertiser spend depends upon many factors both within and beyond its control, including, but not limited to: • the size and composition of its user base relative to those of its competitors; • Newsmax Media’s ad targeting capabilities, and those of its competitors; • Newsmax Media’s ability, and the ability of its competitors, to adapt its model to the increasing power and significance of influencers to the advertising community; • the timing and market acceptance of its advertising content and advertising products, and those of its competitors; 19

• Newsmax Media’s marketing and selling efforts, and those of its competitors; • public perceptions about the predominance of certain political viewpoints on our platform, regardless of whether those perceptions are accurate; • the pricing for its advertising products and services relative to those of its competitors; • the return our advertisers receive from our advertising products and services, and those of our competitors; and • Newsmax Media’s reputation and the strength of its brand relative to its competitors. The levels of our traffic and engagement with our brands and content are critical to Newsmax Media’s success. If Newsmax Media fails to increase its traffic, or if traffic engagement or ad engagement declines, its revenue, business and operating results may be harmed. Newsmax Media’s financial performance has been and will continue to be significantly determined by its success in increasing traffic and the overall level of engagement with its content as well as increasing the number and quality of ad engagements. Newsmax Media anticipates that its traffic growth rate will slow over time as the level of our traffic increases. To the extent our traffic growth rate slows, our success will become increasingly dependent on our ability to increase levels of ad engagement on Newsmax Media. If people do not perceive our content to be useful, reliable and entertaining, Newsmax Media may not be able to attract traffic or increase the frequency of engagement on its websites and applications and the ads that it displays. There is no guarantee that Newsmax Media will not experience a similar erosion of its engagement levels as its traffic growth rate slows. The inability to renew programming rights on sufficiently favorable terms, or at all, could cause Newsmax Media’s advertising and affiliate fee revenues to decline significantly in any given period or in specific markets. Newsmax Media enters into long-term contracts for both the acquisition and the distribution of media programming and products, including contracts for the acquisition of programming rights and for the distribution of its programming to content distributors. Programming rights agreements, retransmission consent agreements, carriage contracts and affiliation agreements have varying durations and renewal terms that are subject to negotiation with other parties, the outcome of which is unpredictable. In addition, competition for popular programming rights that are licensed from third parties is intense, and the licenses have varying duration and renewal terms. As these contracts expire, Newsmax Media may seek renewals on favorable terms; however, third parties may outbid Newsmax Media for the rights contracts. The loss of rights or renewal on less favorable terms could impact the quality or quantity of Newsmax Media’s programs and could adversely affect Newsmax Media’s advertising and affiliate fee revenues. Upon renewal, Newsmax Media’s results could be adversely affected if escalations in programming rights costs are unmatched by increases in advertising and affiliate fee revenues. In addition, if Newsmax Media does not obtain exclusive rights to the programming it distributes, it could negatively impact Newsmax Media’s advertising and affiliate fee revenues. Acceptance of Newsmax Media’s content by the public is difficult to predict, which could lead to fluctuations in revenues. Revenues derived from the distribution of television content depends primarily upon its acceptance by the public, which is difficult to predict. Low public acceptance of Newsmax Media’s content will adversely affect Newsmax Media’s results of operations. The commercial success of our programming also depends upon the quality and acceptance of other competing programming, the growing number of alternative forms of entertainment and leisure activities, general economic conditions and their effects on consumer spending and other tangible and intangible factors, all of which can change and cannot be predicted with certainty. Moreover, Newsmax Media must often invest substantial amounts in programming before they learn the extent to which the content will earn consumer acceptance. Competition for popular content is intense, and Newsmax Media may need to increase the price it pays for popular content rights. Newsmax Media’s failure to obtain or retain rights to popular content, or a decline in the ratings or popularity of Newsmax Media’s news television programming, which could be a result of the loss of talent or rights to certain programming, could adversely affect advertising revenues in the near term and, over a longer period of time, adversely affect affiliate fee revenues Damage to our brand or reputation could have a material adverse effect on our business, financial condition and results of operations. The Company’s brands, particularly the Newsmax Media brand, are among its most valuable assets. Newsmax Media believes that its brand image, awareness and reputation strengthen its relationship with consumers and contribute 20 significantly to the success of its business. Maintaining, further enhancing and extending our brands may require us to make significant investments in marketing, programming or new products, services or events; however, these investments may not be successful. Newsmax Media may introduce new programming that is not popular with its consumers and advertisers, which may negatively affect its brands. To the extent its content, in particular its live news programming, is not compelling to consumers, our ability to maintain a positive reputation may be adversely impacted. Governmental scrutiny and fines and significant negative claims or publicity regarding Newsmax Media or its operations, content, products, management, employees, practices, advertisers, business partners and culture, including individuals associated with content we create or license, may damage Newsmax Media’s reputation and brands, even if such claims are untrue. Furthermore, to the extent our marketing, customer service and public relations efforts are not effective or result in negative consumer reaction, our ability to maintain a positive reputation may likewise be adversely impacted. If Newsmax Media is not successful in maintaining or enhancing the image or awareness of its brands, or if its reputation is harmed for any reason, it could have a material adverse effect on its business, financial condition and results of operations. The Company’s strategic investments in new businesses, products, services and technologies presents many risks, and the Company may not realize the financial and strategic goals it had contemplated, which could adversely affect its business, financial condition and results of operations. The Company has invested in, and expects to continue investing in, new businesses, products, services and technologies that complement, enhance or expand its current businesses or otherwise offer it growth opportunities. Such strategic investments may involve significant risks and uncertainties, including insufficient revenues from an investment to offset any new liabilities assumed and expenses associated with the investment; a failure of the investment to perform as expected, meet financial projections or achieve strategic goals; unidentified issues not discovered in its due diligence that could cause the Company not to realize anticipated benefits or to incur unanticipated liabilities; the diversion of management attention from current operations; and compliance with new regulatory regimes. Because investments are inherently risky and their anticipated benefits or value may not materialize, the Company’s investments may adversely affect its business, financial condition and results of operations. We face risks, such as unforeseen costs and potential liability in connection with content we acquire, produce, license and/or distribute through our service. As a distributor of content, Newsmax Media may face potential liability for negligence, copyright and trademark infringement, or other claims based on the nature and content of materials that its acquires, produces, licenses and/or distributes. Newsmax Media may also face potential liability for content used in promoting its service, including marketing materials. Newsmax Media devotes significant resources toward the development, production, marketing and distribution of original programming. Newsmax Media believes that original and exclusive programming can help differentiate its service from other offerings, enhance its brand and otherwise attract and retain members. To the extent Newsmax Media’s programming does not meet its expectations, in particular, in terms of costs, viewing and popularity, Newsmax Media’s business, including the brand and results of operations may be adversely impacted. Further, negotiations or renewals related to the entertainment industry collective bargaining agreements have, and in the future, could negatively impact timing and costs associated with our productions. Newsmax Media contracts with third parties related to the development, production, marketing and distribution of our original programming. Newsmax Media may face potential liability or may suffer significant losses in connection with these arrangements, including, but not limited to, if such third parties violate applicable law, become insolvent or engage in fraudulent behavior. To the extent Newsmax Media creates and sells physical or digital merchandise relating to its programming, and/or license such rights to third parties, Newsmax Media could become subject to product liability, intellectual property or other claims related to such merchandise. Newsmax Media may decide to remove content from its service, not to place licensed or produced content on its service or discontinue or alter production of original content if Newsmax Media believes such content might not be well received by its viewers, is prohibited by law, or could be damaging to its brand or business. To the extent Newsmax Media does not accurately anticipate costs or mitigate risks, including for content that it obtains but ultimately does not appear on or is removed from its service, or if Newsmax Media becomes liable for content it acquires, produces, licenses and/or distributes, its business may suffer. Litigation to defend these claims could be costly and the expenses and damages arising from any liability or unforeseen production risks could harm the results of the Company’s operations. The Company may not be indemnified against claims or costs of these types and the Company may not have insurance coverage for these types of claims. 21

Newsmax Media’s future growth depends in part on the acceptance and growth of OTT advertising and OTT advertising platforms. Many advertisers continue to devote a substantial portion of their advertising budgets to traditional advertising, such as linear TV, radio, and print, and to advertising through digital and social media platforms. While Newsmax TV generates revenues from linear TV and distribution fees paid by MVPDs, the future growth of Newsmax Media's business may depend in part on the growth of OTT advertising and on advertisers increasing their spend on advertising on its network. Although traditional TV advertisers have showed growing interest in OTT advertising, Newsmax Media cannot be certain that their interest will continue to increase or that they will not revert to traditional TV advertising, especially if the Company’s customers no longer stream TV or significantly reduce the amount of TV they stream. If advertisers or their agency relationships do not perceive meaningful benefits of OTT advertising, the market may develop more slowly than Newsmax Media expects, which could adversely impact its operating results and materially impact a core segment of its business. If the rate of decline in the number of subscribers to traditional MVPD services increases or these subscribers shift to other services or bundles that do not include Newsmax TV, there may be a material negative effect on Newsmax Media’s affiliation revenues once established. During the last few years, the number of subscribers to traditional MVPD services in the U.S. has been declining, and the rate of decline has increased in recent periods. If traditional MVPD service offerings are not attractive to consumers due to pricing, increased competition from OTT services, increased dissatisfaction with the quality of traditional MVPD services, poor economic conditions or other factors, more consumers may (i) cancel their traditional MVPD service subscriptions or choose not to subscribe to traditional MVPD services, (ii) elect to instead subscribe to OTT services, which in some cases may be offered at a lower price-point and may not include our programming networks or (iii) elect to subscribe to smaller bundles of programming which may not include our programming networks. If the rate of decline in the number of traditional MVPD service subscribers increases or if subscribers shift to OTT services or smaller bundles of programming that do not include Newsmax Media’s programming networks, such a shift may have a material negative effect on Newsmax Media’s revenues. The Company’s success depends on its ability to improve and scale its technical and data infrastructure and respond and adapt to changes in technology and consumer behavior. The Company’s ability to attract and retain its users is dependent upon the reliable performance and increasing capabilities of its products and its underlying technical and data infrastructure. As the Company invests in its array of products and its digital business grows in size, scope and complexity, the Company must continue to invest in maintaining, integrating, improving and scaling its technical infrastructure. The Company’s failure to do so effectively, or any significant disruption in its service, could damage the Company’s reputation, result in a potential loss or ineffective monetization of users, and adversely affect its financial results. Newsmax Media relies on a number of partners to make its service available on their devices. Newsmax Media currently offers viewers the ability to receive streaming content through a host of internet- connected devices, including TVs, digital video players, TV set-top boxes and mobile devices. Newsmax Media has agreements with various cable, satellite, and telecommunications operators to make its service available through the TV set-top boxes of these service providers, some of which may compete directly with Newsmax Media or have investments in competing streaming content providers. In many instances, Newsmax Media’s agreements also include provisions by which the partner bills consumers directly for the Newsmax service or otherwise offers services or products in connection with offering its service. If partners or other providers do a better job of connecting consumers with content they want to watch, for example through multi-service discovery interfaces, Newsmax Media’s service may be adversely impacted. Newsmax Media intends to continue to broaden its relationships with existing partners and to increase its capability to stream its channels to other platforms and partners over time. If Newsmax Media is not successful in maintaining existing and creating new relationships, or if the Company encounters technological, content licensing, regulatory, business or other impediments to delivering its streaming content to its members via these devices, Newsmax Media’s ability to retain viewers and grow its business could be adversely impacted. Newsmax Media’s business could be adversely affected if, upon expiration of agreements between Newsmax Media and its partners, a number of its partners do not continue to provide access to its service or are unwilling to do so on terms acceptable to Newsmax Media, which terms may include the degree of accessibility and prominence of our service. Furthermore, devices are manufactured and sold by entities and while these entities should be responsible for the devices’ performance, the connection between these devices and our service may nonetheless result in consumer dissatisfaction 22 toward us and such dissatisfaction could result in claims against Newsmax Media or otherwise adversely impact Newsmax Media’s business. In addition, technology changes to Newsmax Media’s streaming functionality may require that partners update their devices, or may lead Newsmax Media to stop supporting the delivery of Newsmax Media’s service on certain legacy devices. If partners do not update or otherwise modify their devices, or if we discontinue support for certain devices, Newsmax Media’s service and viewers’ use and enjoyment could be negatively impacted. Newsmax Media’s traffic growth, engagement, and monetization depend in part upon effective operation within and compatibility with operating systems, networks, devices, web browsers and standards, including mobile operating systems, networks, and standards that it does not control. Newsmax Media makes its content available across a variety of operating systems and through websites. Newsmax Media is dependent on the compatibility of its content with popular devices, streaming tools, desktop and mobile operating systems, connected TV systems, and web browsers that it does not control, such as Mac OS, Windows, Android, iOS, Chrome and Firefox. Any changes in such systems, devices or web browsers that degrade the functionality of its content or give preferential treatment to competitive content could adversely affect usage of its content. A significant portion of Newsmax Media’s traffic accesses Newsmax Media’s content and services through mobile devices and, as a result, Newsmax Media’s ability to grow traffic, engagement and advertising revenue is increasingly dependent on its ability to generate revenue from content viewed and engaged with on mobile devices. A key element of its strategy is focusing on mobile devices and connected TV app, and Newsmax Media expects to continue to devote significant resources to the creation and support of developing new and innovative mobile and connected TV products, services and app. Newsmax Media is dependent on the interoperability of its content and its app with popular mobile operating systems, streaming tools, networks and standards that Newsmax Media does not control, such as the Android and iOS operating systems. Newsmax Media may not be successful in maintaining or developing relationships with key participants in the mobile and connected TV industries or in developing content that operates effectively with these technologies, systems, tools, networks, or standards. Any changes in such systems, or changes in its relationships with mobile operating system partners, handset and connected TV manufacturers, or mobile carriers, or in their terms of service or policies that reduce or eliminate our ability to distribute our content, impair access to our content by blocking access through mobile devices, make it difficult to readily discover, install, update or access Newsmax Media’s content and app on mobile devices and connected TVs, give preferential treatment to competitive, or their own, content or app, limit our ability to measure the effectiveness of branded content, or charge fees related to the distribution of our content or app could adversely affect the consumption and monetization of our content on mobile devices. Additionally, if the number of platforms for which Newsmax Media develops its product expands, it will result in an increase in its operating expenses. In the event that it is more difficult to access its content or use its app and services, particularly on mobile devices and connected TVs, or if its traffic chooses not to access its content or use its app on their mobile devices and connected TVs or chooses to use mobile products or connected TVs that do not offer access to our content or its app, or if the preferences of its traffic require Newsmax Media to increase the number of platforms on which its products are made available to its traffic, Newsmax Media’s traffic growth, engagement, ad targeting and monetization could be harmed and its business and operating results could be adversely affected. New technologies have been developed that are able to block certain online advertisements or impair Newsmax Media’s ability to serve advertising, which could harm its operating results. New technologies have been developed that could block or obscure the display of or targeting of Newsmax Media’s content. Additionally, some providers of consumer mobile devices and web browsers have implemented, or announced plans to implement, means to make it easier for Internet users to prevent the placement of cookies or to block other tracking technologies, which could, if widely adopted, result in the use of third-party cookies and other methods of online tracking becoming significantly less effective. An increase in the use of such new technologies could result in our inability to generate additional income from advertisements, which could harm our financial and operating results. A financial crisis or deterioration in general economic, business or industry conditions could materially adversely affect our results of operations and financial condition. Concerns over global economic conditions, instability in the banking sector, stock market volatility, energy costs, geopolitical issues, inflation and U.S. Federal Reserve interest rate increases in response, the availability and cost of credit, and slowing of economic growth in the United States and fears of a recession have contributed and may continue to contribute to economic uncertainty and diminished expectations for the global economy. Factors that affect economic conditions include the rate of unemployment, the level of consumer confidence, changes in consumer spending habits, 23 political and sociopolitical uncertainties and potential changes in trade relationships between the U.S. and other countries. The Company also faces risks associated with the impact of weak economic conditions on advertisers, affiliates, suppliers, wholesale distributors, retailers, insurers and others with which it does business. There was uncertainty during 2024 with potential economic downturns or recessions in parts of the United States and globally, which continued into 2025 and 2026 with global conflicts including conflicts between Russia-Ukraine, Israel-Hamas, and now the United States and Iran. Due to uncertainty in inflation, we may continue to see global, industry-wide supply chain disruptions and widespread shortages of labor, materials and services. We will also continue to monitor the impacts of inflation and commodity price volatility and the effects on our business, including to our customers and our partners. The loss of key personnel, including talent, could disrupt the management or operations of the Company’s business and adversely affect its revenues. The Company’s business depends upon the continued efforts, abilities and expertise of its Chief Executive Officer, Christopher Ruddy, and other key employees and news personalities. The Company believes that the unique combination of skills and experience possessed by its executive officers would be difficult to replace and that the loss of its executive officers could have a material adverse effect on the Company, including the impairment of the Company’s ability to execute successfully its business strategy. Additionally, the Company employs or independently contracts with several news personalities with significant, loyal audiences. News personalities are sometimes significantly responsible for the ranking of programming on a television station or cable network and, therefore, a significant influence on the ability of the station or network to sell advertising. The Company’s broadcast television channel delivers programming with highly regarded on-air talent who are important to attracting and retaining audiences for the distributed news content. There can be no assurance that these news personalities will remain with us or retain their current appeal, or that the costs associated with retaining this and new talent will be favorable or acceptable to us. If the Company fails to retain or attract these personalities and talent or they lose their current audiences or advertising partners, the Company’s business, financial condition and results of operations could be adversely affected. The Company could suffer losses due to asset impairment charges for up-front costs related to programming. The Company performs an annual impairment assessment of its recorded up-front costs. The Company also continually evaluates whether current factors or indicators, such as the prevailing conditions in the capital markets, require the performance of an interim impairment assessment of those assets, as well as other investments and other long-lived assets. Any significant shortfall, now or in the future, in advertising revenue and/or the expected popularity of our programming could lead to a downward revision in the fair value of certain reporting units. A downward revision in the fair value of a reporting unit, programming rights, investments or long-lived assets could result in a non-cash impairment charge. Any such charge could be material to the Company’s reported net earnings. Adverse publicity or negative public perception regarding particular ingredients or products or the nutraceuticals industry in general could adversely affect the financial performance of those portions of the Company’s nutraceuticals business, Medix Select. Purchasing decisions made by consumers of our nutraceuticals may be affected by adverse publicity or negative public perception regarding particular ingredients or products or the nutraceuticals industry in general. This negative public perception may include publicity regarding the risks, efficacy, legality or quality of particular ingredients or products in general or of other companies or our products or ingredients specifically. Negative public perception may also arise from regulatory investigations, regardless of whether those investigations involve Medix Select. Medix Select is highly dependent upon consumers’ perception of the safety and quality of products that contain Medix Select’s ingredients as well as similar products distributed by other companies. Thus, the mere publication of reports asserting that such products may be harmful could have a material adverse effect on us, regardless of whether these reports are scientifically supported. Publicity related to dietary supplements may also result in increased regulatory scrutiny of our industry. Adverse publicity may have a material adverse effect on our business, financial condition, results of operations and cash flows. The nutraceuticals industry is highly competitive, and Medix Select’s failure to compete effectively could adversely affect its market share, financial condition, and future growth. The industry of nutraceutical and wellness-related supplements and products we produce is highly competitive with respect to price, brand and product recognition and new product introductions. Several of Medix Select’s competitors are larger, more established and possess greater financial, personnel, distribution and other resources. Medix Select faces competition from large nationally known manufacturers, private label brands and many smaller manufacturers of dietary and nutrition supplements; and in the mass-market distribution channel from manufacturers, major private label manufacturers and others. Private label brands at mass-market chains represent substantial sources of income for these 24 merchants and the mass-market merchants often support their own labels at the expense of other brands. As such, the growth of Medix Selects’s current and planned products within the nutraceutical industry are highly competitive and uncertain. If Medix Select cannot compete effectively, Medix Select may not be profitable. Any interruption to Medix Select’s distribution channels for its planned products or in its warehousing facilities could adversely affect its sales and results of operations. Any interruption to Medix Select’s distribution channels for Medix Select’s products for any reason, such as disruption of distribution channels as a result of weather, terrorism or acts of war, fire, earthquake, or other national disaster, a work stoppage or other labor-related disruption, could adversely affect Medix Select’s sales and results of operations. Additionally, if there is any unexpected interruption to our warehousing facilities, for any reason, such as loss of certifications or licenses, as a result of weather, terrorism or acts of war, fire, earthquake, or other national disaster, a work stoppage or other labor-related disruption, electrical outages, or other events, it could result in significant reductions to our sales and margins and could have a material adverse effect on our business, financial condition or results of operations. The purchase of many of Medix Select’s nutraceutical products are discretionary and may be negatively impacted by adverse trends in the general economy and make it more difficult for Medix Select to generate revenues. Medix Selects’s business is affected by general economic conditions since Medix Select’s current and planned products are discretionary and Medix Select depends, to a significant extent, upon a number of factors relating to discretionary consumer spending. These factors include economic conditions and perceptions of such conditions by consumers, employment rates, the level of consumers’ disposable income, business conditions, interest rates, consumer debt levels and availability of credit. Consumer spending on Medix Select’s current and planned products may be adversely affected by changes in general economic conditions. Medix Select’s operating results are impacted by the health of the North American economies. Medix Select’s business and financial performance may be adversely affected by current and future economic conditions, such as a reduction in the availability of credit, financial market volatility or recession. Additionally, we may experience difficulties in scaling our operations to react to economic pressures in the United States. Medix Select is subject to inherent risks relating to product liability and personal injury claims, its quality control processes may fail to detect issues in the ingredients used in its products and the Company’s product liability insurance may be insufficient to cover possible claims against us which would adversely affect operating results. Medix Select sells nutraceuticals for human consumption or contact. These products involve risks such as contamination or spoilage, tampering, defects, and other adulteration. If the consumption or use of Medix Select’s products causes product damage, injury, illness, or death, we may be subject to liability, including class action lawsuits and other civil and governmental litigation. We are also subject to product liability claims involving products containing diacetyl and related chemicals. While Medix Select is covered by product liability insurance, the costs relating to any product liability claims could be substantial, and its insurance may not be sufficient to cover all losses related to any product liability claims. From time to time, we or Medix Select’s customers may withdraw or recall products in the event of contamination, product defects, or perceived quality problems. If Medix Select’s customers withdraw or recall products related to ingredients that we provide to them, as has occurred in the past, they may make claims against us. Newsmax Inc.’s principal asset is its ownership interest in Newsmax Media and the revenue generated by such asset may not be sufficient to pay our expenses or dividends or make distributions or loans to enable us to pay dividends on our capital stock. Newsmax Inc. has no direct operations and no significant assets other than its ownership of Newsmax Media. We depend on Newsmax Media for payments to generate the funds necessary to meet our financial obligations. We depend on Newsmax Media to pay our expenses as a publicly traded company and to pay any dividends with respect to our capital stock. The financial condition and operating requirements of Newsmax Media may limit our ability to obtain cash from Newsmax Media. The earnings from, or other available assets of, Newsmax Media might not be sufficient to pay dividends or make distributions or loans to enable us to pay any dividends on our capital stock or satisfy our other financial obligations. We invest our cash on hand in various financial instruments which are subject to risks that could adversely affect our business, results of operations, liquidity and financial condition. We invest our cash in a variety of financial instruments, principally government bonds, corporate debt securities, certificates of deposit and other marketable securities. All of these investments are subject to credit, liquidity, market and 25 interest rate risk. Such risks, including the failure or severe financial distress of the financial institutions that hold our cash, cash equivalents and investments, may result in a loss of liquidity, impairment to our investments, realization of substantial future losses, or a complete loss of the investments in the long-term, which may have an adverse effect on our results of operations, liquidity and financial condition. Risks Related to Cybersecurity, Piracy, Privacy and Data Protection The degradation, failure or misuse of the Company’s network and information systems and other technology could cause a disruption of services or improper disclosure of personal data or other confidential information, resulting in increased costs, liabilities or loss of revenue. Cloud services, content delivery and other networks, information systems and other technologies that the Company or its vendors or other partners use, including technology systems used in connection with the production and distribution of our content (the “Systems”), are critical to the Company’s business activities, and shutdowns or disruptions of, and cybersecurity attacks on, the Systems pose increasing risks. Disruptions to the Systems, such as computer hacking and phishing, theft, computer viruses, ransomware, worms or other destructive software, process breakdowns, denial of service attacks or other malicious activities, as well as power outages, natural or other disasters (including extreme weather), terrorist activities or human error, may affect the Systems and could result in disruption of our services, misappropriation, misuse, alteration, theft, loss, leakage, falsification, and accidental or premature release or improper disclosure of confidential or other information, including intellectual property and personal data (of third parties, employees and users of our streaming services and other digital properties) contained on the Systems. While the Company continues to develop, implement and maintain security measures seeking to prevent unauthorized access to or misuse of the Systems, such efforts are costly, require ongoing monitoring and updating and may not be successful in preventing these events from occurring given that the techniques used to access, disable or degrade service or sabotage systems change frequently and become more sophisticated and targeted. In addition, the Company’s recovery and business continuity plans may not be adequate to address any cybersecurity incidents that occur. The Company’s high profile programming and their extensive news coverage of elections, sociopolitical events and public controversies subject the Company to heightened cybersecurity risks. Although no cybersecurity incident has been material to the Company’s businesses as of the date of this Annual Report, we expect to continue to be subject to cybersecurity threats and there can be no assurance that we will not experience a material incident. Any cybersecurity incidents which result in the unauthorized access to or acquisition, use, or disclosure of personal information could result in a disruption of our operations, customer or advertiser dissatisfaction, damage to our reputation or brands, regulatory investigations, claims, lawsuits or loss of customers or revenue, and we may also be subject to liability under relevant contractual obligations and laws and regulations protecting personal data and may be required to expend significant resources to defend, remedy and/or address any incidents. The Company may not have adequate insurance coverage to compensate them for any losses that may occur, and in any event, insurance coverage would not address the reputational damage that could result from a security incident. Technological developments may increase the threat of content piracy and signal theft and limit the Company’s ability to protect their intellectual property rights. Content piracy and signal theft present a threat to the Company’s revenues from products and services, including television shows, cable and other programming. The Company seeks to limit the threat of content piracy as well as cable and direct broadcast satellite programming signal theft; however, policing unauthorized use of the Company’s products and services and related intellectual property is often difficult, and the steps taken by the Company may not in every case prevent infringement. Developments in technology, including digital copying, file compression technology, growing penetration of high-bandwidth Internet connections, increased availability and speed of mobile data networks, and new devices and applications that enable unauthorized access to content, increase the threat of content piracy by making it easier to access, duplicate, widely distribute and store high-quality pirated material. In addition, developments in software or devices that circumvent encryption technology and the falling prices of devices incorporating such technologies increase the threat of unauthorized use and distribution of direct broadcast satellite programming signals and the proliferation of user-generated content sites and live and stored video streaming sites, which deliver unauthorized copies of copyrighted content, including those emanating from other countries in various languages, may adversely impact the Company’s businesses. The proliferation of unauthorized distribution and use of the Company’s content could have an adverse effect on the Company’s businesses and profitability because it reduces the revenue that the Company could potentially receive from the legitimate sale and distribution of their products and services. 26

The Company takes a variety of actions to combat piracy and signal theft, both individually and, in some instances, together with industry associations, but the protection of the Company’s intellectual property rights depends on the scope and duration of the Company’s rights as defined by applicable laws in the U.S. and abroad and how those laws are construed. If those laws are interpreted in ways that limit the extent or duration of the Company’s rights or if existing laws are changed, the Company’s ability to generate revenue from intellectual property may decrease or the cost of obtaining and enforcing our rights may increase. A change in the laws of one jurisdiction may also have an impact on the Company’s overall ability to protect their intellectual property rights across other jurisdictions. The Company’s efforts to enforce their rights and protect their products, services and intellectual property may not be successful in preventing content piracy or signal theft. Further, while piracy and the proliferation of piracy-enabling technology tools continue to escalate, if any laws intended to combat piracy and protect intellectual property are repealed, weakened or not adequately enforced, or if the applicable legal systems fail to evolve and adapt to new technologies that facilitate piracy, we may be unable to effectively protect our rights and the value of our intellectual property may be negatively impacted, and our costs of enforcing our rights could increase. The Company is subject to complex laws, regulations, rules, industry standards, and contractual obligations related to privacy and personal data protection, which are evolving, inconsistent and potentially costly. The Company is subject to U.S. federal and state laws, as well as laws from other countries, relating to the collection, use, disclosure, and security of personal information. For example, the California Consumer Privacy Act of 2018, as amended by the California Privacy Rights Act, imposes broad obligations on businesses’ collection, use, handling, and disclosure of personal information of California residents and imposes fines for noncompliance. The potential effects of this legislation are far-reaching and may require us to modify our data processing practices and policies and incur substantial costs and expenses in compliance and potential litigation efforts. In addition to California, other states have passed or introduced similar privacy legislation, including Virginia, Colorado, Connecticut, Florida, Iowa, Indiana, Kentucky, Tennessee, Montana, New Hampshire, New Jersey, Oregon, Delaware, Utah, and Texas. We cannot yet determine the impact that these future laws and regulations may have on our business. In addition, the FTC and state attorneys general and other regulators have made privacy and data security an enforcement focus. The European Union and other countries also have privacy and data security legislation, with significant penalties for violations, that apply to certain of the Company’s operations. The EU’s General Data Protection Regulation (the “GDPR”) prohibits the transfer of personal data to countries outside of the European Economic Area (the “EEA”) such as the United States, which are not considered by the European Commission to provide an adequate level of data protection. Switzerland has adopted similar restrictions. Although there are legal mechanisms to allow for the transfer of personal data from the EEA and Switzerland to other countries, including the United States, they are subject to legal challenges and uncertainty about compliance with EU data protection and security laws remains. Such mechanisms may not be available or applicable with respect to the personal data processing activities necessary to research, develop, and market our products and services. For example, ongoing legal challenges in Europe to the mechanisms allowing companies to transfer personal data across national borders could result in further limitations on the ability to engage in cross-border data transfers, particularly if governments are unable or unwilling to reach new or maintain existing agreements that support such transfers. The GDPR allows EU member states to make additional laws and regulations further limiting the processing of genetic, biometric, health data, or other personal data. Failure to comply with these laws, where applicable, can result in the imposition of significant regulatory fines and penalties of up to the greater of €20 million or 4% of annual global turnover (revenue). We must comply with the GDPR as implemented in the UK, which together with the amended United Kingdom Data Protection Act 2018 (together, the “UK GDPR”), retains in large part the GDPR in UK national law. The UK GDPR mirrors the fines under the GDPR, e.g., the Company could be fined up to the greater of €20 million/17.5 million pounds or 4% of global turnover under each regime. The relationship between the UK and the EU in relation to certain aspects of data protection law remains unclear, and it is unclear how UK data protection laws and regulations will develop in the medium- to longer-term following the UK government’s recent consultation on proposals for wide-ranging reform to the UK GDPR, and how data transfers to and from the UK will be regulated in the long term after expiry of the EU-UK adequacy decision in June 2025. These changes may lead to additional compliance costs and could increase the Company’s overall risk exposure. Security breaches and other network and information systems disruptions could affect our ability to conduct our business effectively and damage our reputation. The Company’s systems store and process confidential subscriber, employee and other sensitive personal and Company data, and therefore maintaining the Company’s network security is of critical importance. In addition, the 27

Company relies on the technology and systems provided by third-party vendors (including cloud-based service providers) for a variety of operations. The Company regularly faces attempts by malicious actors to breach its security and compromise its information technology systems. These attackers may use a blend of technology and social engineering techniques (including denial of service attacks, phishing attempts intended to induce our employees and users to disclose information or unwittingly provide access to systems or data, and other techniques) to disrupt service or exfiltrate data. Information security threats are constantly evolving, increasing the difficulty of detecting and successfully defending against them. The Company and the third parties with which it works with may be more vulnerable to the risk from activities of this nature as a result of operational changes such as significant increases in remote working. As of the date of this Annual Report, no incidents have had, either individually or in the aggregate, a material adverse effect on our business, financial condition or results of operations. In addition, the Company’s systems, and those of the third parties with which it works with and on which it relies, may be vulnerable to interruption or damage that can result from the effects of natural disasters or climate change (such as increased storm severity and flooding); fires; power, systems or internet outages; acts of terrorism; pandemics (such as COVID-19); or other similar events. The Company has implemented controls and taken other preventative measures designed to strengthen its systems against such incidents and attacks, including measures designed to reduce the impact of a security breach at the Company’s third-party vendors. Efforts to prevent hackers from disrupting our service or otherwise accessing our systems are expensive to develop, implement and maintain. These efforts require ongoing monitoring and updating as technologies change and efforts to overcome security measures become more sophisticated, and may limit the functionality of or otherwise negatively impact our products, services and systems. Although the costs of the controls and other measures we have taken to date have not had a material effect on our financial condition, results of operations or liquidity, the costs and effort to respond to a security breach and/or to mitigate any security vulnerabilities that may be identified in the future could be significant. There can also be no assurance that the actions, measures and controls the Company has implemented will be effective against future attacks or be sufficient to prevent a future security breach or other disruption to its network or information systems, or those of its third-party providers, and our disaster recovery planning cannot account for all eventualities. Such an event could result in a disruption of our services, improper disclosure of personal data or confidential information, or theft or misuse of our intellectual property, all of which could harm its reputation, require us to expend resources to remedy such a security breach or defend against further attacks, divert management’s attention and resources or subject us to liability under laws that protect personal data, or otherwise adversely affect our business. While the Company maintains cyber risk insurance, the costs relating to any data breach could be substantial, and its insurance may not be sufficient to cover all losses related to any future breaches of its systems, and in any event, insurance coverage would not address the reputational damage that could result from a security incident. The Company is subject to payment processing risk. The Company accepts payments through third parties using a variety of different payment methods, including credit and debit cards and direct debit. The Company relies on third parties’ systems as well as its own internal systems to process payments. Acceptance and processing of these payment methods are subject to certain certifications, rules, regulations and industry standards. To the extent that there are disruptions in its or third-party payment processing systems, errors in charges made to subscribers, material changes in the payment ecosystem such as large re-issuances of payment cards by credit card issuers, and/or changes to rules, regulations or industry standards concerning payment processing, we could experience increased costs and/or be subject to fines and/or civil liability, which could harm our reputation and adversely impact the Company’s revenue, operating expenses and results of operations. In addition, the Company has experienced, and from time to time may continue to experience, fraudulent use of payment methods for subscriptions to its digital products. If the Company is unable to adequately control and manage this practice, it could result in inaccurately inflated subscription figures used for internal planning purposes and public reporting, which could adversely affect our ability to manage our business and harm its reputation. If the Company is unable to maintain its fraud and chargeback rate at acceptable levels, its card approval rate may be impacted and card networks could impose fines and additional card authentication requirements, or terminate its ability to process payments which would impact its business and results of operations as well as result in negative consumer perceptions of the Company’s brand. The Company has taken measures to detect and reduce fraud but these measures may not be effective 28 and may need to be continually improved as fraudulent schemes become more sophisticated. These measures may add friction to its subscription processes, which could adversely affect our ability to add new subscribers. The termination of the Company’s ability to accept payments on any major payment method would significantly impair its ability to operate its business, including its ability to add and retain subscribers and collect subscription and advertising revenues, and would adversely affect the results of its operations. Defects, delays or interruptions in the cloud-based hosting services we utilize could adversely affect the Company’s reputation and operating results. The Company currently utilizes third-party subscription-based software services as well as public cloud infrastructure services to provide solutions for many of its computing and bandwidth needs. Any interruptions to these services generally could result in interruptions in service to its subscribers and advertisers and/or the Company’s critical business functions, notwithstanding any business continuity or disaster recovery plans or agreements that may currently be in place with some of these providers. This could result in unanticipated downtime and/or harm to our operations, reputation and operating results. A transition of these services to different cloud providers would be difficult to implement and cause us to incur significant time and expense. In addition, if hosting costs increase over time and/or if the Company requires more computing or storage capacity as a result of subscriber growth or otherwise, its costs could increase disproportionately. Risks Related to Legal and Regulatory Matters Changes in U.S. communications laws or other regulations, including restrictions on programming and content, may have an adverse effect on the Company’s business, financial condition and results of operations. The Company is subject to a variety of regulations in the jurisdictions in which its businesses operate. In general, the television broadcasting and traditional MVPD industries in the U.S. are highly regulated by federal laws and regulations issued and administered by various federal agencies. Our program services and online properties are subject to a variety of laws and regulations, including those relating to issues such as content regulation, user privacy and data protection, and consumer protection. Further, the United States Congress, the Federal Communications Commission and state legislatures currently have under consideration, and may in the future adopt, new laws, regulations and policies regarding a wide variety of matters, including technological changes and measures relating to network neutrality, privacy and data security, which could, directly or indirectly, affect the operations and ownership of the Company’s media properties. For example, ongoing legislative and regulatory developments regarding the FCC's 39% national television ownership cap, including potential actions by Congress or the FCC to increase or eliminate this limit, may lead to further industry consolidation and a concentration of market reach among dominant broadcast groups that could erode our relative bargaining position in securing or maintaining favorable distribution terms. Any restrictions on political or other advertising may adversely affect the Company’s advertising revenues. In addition, some policymakers maintain that traditional MVPDs should be required to offer a la carte programming to subscribers on a network by network basis or “family friendly” programming tiers. Unbundling packages of program services may increase both competition for carriage on distribution platforms and marketing expenses, which could adversely affect the business, financial condition and results of operations of the Company’s cable networks. The threat of regulatory action or increased scrutiny that deters certain advertisers from advertising or reaching their intended audiences could adversely affect advertising revenue. Similarly, new federal or state laws or regulations or changes in interpretations of federal or state law or in regulations imposed by the U.S. government could require changes in the operations or ownership of our business and have a material adverse effect on our business, financial condition or results of operations. The Company could be subject to significant tax liabilities and our ability to use our net operating loss (“NOL”) carryforwards and certain other tax attributes may be limited. The Company is subject to taxation in U.S. federal, state and local jurisdictions. Changes in tax laws, regulations, practices or the interpretations thereof (including changes in legislation currently being considered) could affect the Company’s results of operations. Judgment is required in evaluating and estimating our provision and accruals for taxes. In addition, transactions occur during the ordinary course of business or otherwise for which the ultimate tax determination is uncertain. Tax returns are routinely audited, tax-related litigation or settlements may occur, and certain jurisdictions may assess income tax liabilities against the Company. The final outcomes of tax audits, investigations, and any related litigation could result in materially different tax recognition from our historical tax provisions and accruals. These outcomes could conflict with private letter rulings, opinions of counsel or other interpretations provided to the Company. If 29 these matters are adversely resolved, the Company may be required to recognize additional charges to its tax provisions and pay significant additional amounts with respect to current or prior periods or our taxes in the future could increase, which could have a material adverse effect on our financial condition or results of operations. As of December 31, 2025, we had federal net operating loss (“NOL”) carryforwards of approximately $240.7 million, which may be utilized by us subject to certain limitations. If the NOLs are not utilized, the federal NOL carryforwards will expire in various amounts beginning in 2031. In 2006, the Company had a more than 50% ownership change and, therefore, is subject to Section 382 NOL limitation of the Internal Revenue Code of 1986, as amended (“IRC” or “Internal Revenue Code”). IRC Section 382 limits the Company’s utilization of its NOL to an annual amount after a more than 50% ownership change. It is anticipated that all NOLs subject to the IRC Section 382 limitations will be available to be utilized in future years. An “ownership change” could limit our ability to utilize tax loss and credit carryforwards to off set future taxable income. Our ability to use tax attributes to offset future taxable income may be significantly limited if we experience an “ownership change,” as discussed below. Under the IRC, and regulations promulgated by the U.S. Treasury Department, we may carry forward or otherwise utilize the tax attributes in certain circumstances to offset any current and future taxable income and thus reduce our federal income tax liability, subject to certain requirements and restrictions. To the extent that the tax attributes do not otherwise become limited, we believe that we will have available a significant amount of tax attributes in future years, and therefore the tax attributes could be a substantial asset to us. However, if we experience an “ownership change,” as defined in Section 382 of the IRC, our ability to use the tax attributes may be substantially limited, and the timing of the usage of the tax attributes could be substantially delayed, which could therefore significantly impair the value of that asset. Newsmax Media and its Subsidiaries may be, and in the past have been, subject to unfavorable litigation that could require it to pay significant amounts, lead to onerous operating procedures or have a material adverse effect on the Company’s financial position, results of operations and cash flows. Newsmax Media is subject, from time to time, to a number of lawsuits, including claims relating to competition, intellectual property rights, alleged libel or defamation, employment and labor matters, personal injury and property damage, free speech, customer privacy, regulatory requirements, and advertising, marketing and selling practices. Greater constraints on the use of arbitration to resolve certain of these disputes could adversely affect our business. The Company also spends substantial resources complying with various regulatory and government standards, including any related investigations and litigation. The Company may incur significant expenses defending any such suit or government charge and may be required to pay amounts or otherwise change our operations in ways that could adversely impact its businesses, results of operations or financial condition. For example, on August 10, 2021, Dominion Voting Systems Corporation, Inc. or certain of its affiliates (collectively, “Dominion”), an election technology company, filed a complaint against Newsmax Media in the Superior Court of the State of Delaware for defamation in connection with Newsmax Media’s coverage of the 2020 Presidential election, seeking up to $1.6 billion in compensatory damages as well as punitive damages. On September 26, 2024, the Company entered into a settlement agreement with Smartmatic pursuant to which the parties agreed to resolve the lawsuits among them. The Company agreed to pay a settlement of approximately $40.0 million payable over time and granted a five year warrant to purchase 2,000 shares of Series B preferred stock at an exercise price of $5,000 per share. Following the conversion of the underlying Series B preferred stock into Class B common stock in connection with our March 28, 2025 initial public offering, Smartmatic has a five year warrant to purchase 1,333,333 shares of Class B common stock at an exercise price of $7.50 per share. Refer to Note 15. Equity within the Notes to the consolidated financial statements for details of the warrant. The settlement expense, inclusive of the warrant, is included in other corporate matters in the consolidated statements of operations and comprehensive loss for the year ended December 31, 2024. The $40.0 million payable over time is recorded within settlement liability on the consolidated balance sheet. As of December 31, 2025 the outstanding balance was fully satisfied. 30

On August 15, 2025, Newsmax Media, Inc. and Newsmax Broadcasting, LLC entered into a settlement agreement with Dominion, pursuant to which such parties agreed to resolve the lawsuit among them for a total amount of $67.0 million to be paid in the current and next two fiscal years. The payments will be made in three installments: (1) $27.0 million was paid on August 15, 2025; (2) $20.0 million on or before January 15, 2026; and (3) $20.0 million on or before January 15, 2027. The settlement expense is included in other corporate matters in the Consolidated Statements of Operations and Comprehensive (Loss) Income for the year ended December 31, 2025. The $40.0 million payable over time is recorded within settlement liability on the consolidated balance sheet, with an outstanding balance of $40.0 million as of December 31, 2025. In 2023, a counterparty to a commercial agreement with Newsmax asserted various legal contractual and non- contractual claims against Newsmax, including breach of contract claims and claims that Newsmax violated certain federal and state laws. In March 2023, Newsmax and the counterparty entered into a settlement agreement to resolve these claims prior to the commencement of any litigation. In addition, the parties also entered into an amendment to their commercial agreement. As of December 31, 2025, and pursuant to the payment schedule associated with this settlement agreement, the Company has a total of $29.6 million remaining to be paid over time. Management believes these settlements will, subject to the payment of all consideration in a timely manner, eliminate future legal expenses the Company would have expected to bear related to these suits, which could have included costly appellate legal actions and other matters. Failures to comply with or changes in U.S. or foreign laws or regulations may have an adverse effect on the Company’s business, financial condition or results of operations. The Company is subject to a variety of laws and regulations, both in the U.S. and/or in the foreign jurisdictions in which the Company, the Company and/or its partners operate, including laws and regulations relating to intellectual property, content regulation, user privacy, data protection, anti-corruption, repatriation of profits, tax regimes, quotas, tariffs or other trade barriers, currency exchange controls, operating license and permit requirements, restrictions on foreign ownership or investment, anticompetitive conduct, export and market access restrictions, and exceptions to and limitations on copyright and censorship, among others. The television broadcasting and cable programming industries in the U.S. are highly regulated by U.S. federal laws and regulations issued and administered by various federal agencies. The Company’s businesses could be adversely affected by new laws and regulations, changes in existing laws, changes in interpretations of existing laws by courts and regulators and the threat that additional laws or regulations may be forthcoming, as well as our ability to enforce our legal rights. The Company could be required to change or limit certain of business practices, which could impact its ability to generate revenues. The Company could also incur substantial costs to comply with new and existing laws and regulations, or substantial fines and penalties or other liabilities if the Company fails to comply with such laws and regulations. Risks Related to Intellectual Property The Company’s business may suffer if the Company cannot protect its intellectual property. The Company’s business depends on its intellectual property, including its valuable brand, content, services and internally developed technology. The Company believes the protection and monetization of its proprietary trademarks and other intellectual property are critical to its continued success and its competitive position. Unauthorized parties have unlawfully misappropriated the Company’s brand, content, services, technology and other intellectual property or may attempt to do so, and the measures the Company has taken to protect and enforce its proprietary rights may not be sufficient to fully address or prevent all third-party infringement. The Internet, combined with advancements in technology, has made unauthorized copying and wide dissemination of unlicensed content easier, including by anonymous foreign actors. At the same time, enforcement of our intellectual property rights has become more challenging. As the Company’s business and the presence and impact of bad actors become more global in scope, the Company may not be able to protect its proprietary rights in a cost-effective manner in other jurisdictions. In addition, intellectual property protection may not be available in every country in which the Company’s products and services are distributed or made available through the Internet. If the Company is unable to protect and enforce its intellectual property rights, the Company may not succeed in realizing the full value of its assets, and its business, brand and profitability may suffer. In addition, if the Company is required to resort to litigation in the United States or elsewhere to enforce its intellectual property rights, such litigation may be costly and time consuming. 31

The Company has been, and may be in the future, subject to claims of intellectual property infringement that could adversely affect its business. The Company periodically receives claims from third parties alleging violations of their intellectual property rights. To the extent the Company gains greater public recognition and scale worldwide, and publishes more content on its own platforms and third-party platforms (like social media), the likelihood of receiving claims of infringement may rise. Defending against intellectual property infringement claims against us can be time-consuming, expensive to litigate or settle and a diversion of management attention. In addition, litigation regarding intellectual property rights is inherently uncertain due to the complex issues involved, and the Company may not be successful in defending itself in such matters. If successful, third-party intellectual property infringement claims may require the Company to enter into royalty or licensing agreements on unfavorable terms, use more costly alternative technology, alter how it presents its content to its users, alter certain of its operations and/or otherwise incur substantial monetary liability. The occurrence of any of these events as a result of these claims could result in substantially increased costs or otherwise adversely affect our business. For claims against us, insurance may be insufficient or unavailable, and for claims related to actions of third parties, either indemnification or remedies against those parties may be insufficient or unavailable. The Company’s business involves risks of liability claims for content of material, which could adversely affect its business, results of operations and financial condition. As a distributor of media content, we may face potential liability for defamation, invasion of privacy, negligence, copyright or trademark infringement, and other claims based on the nature and content of the materials distributed. These types of claims have been brought, sometimes successfully, against producers and distributors of media content. Any imposition of liability that is not covered by insurance or is in excess of insurance coverage could have a material adverse effect on the Company’s business, financial condition, operating results, liquidity and prospects. Risks Related to our Securities Investing in our securities is a highly speculative investment and could result in the loss of your entire investment. An investment in our securities is significantly speculative and involves significant risks. Our securities should not be purchased by any person who cannot afford the loss of his, her or its entire purchase price. The business objectives of Newsmax Inc. are also speculative, and Newsmax Inc. may be unable to satisfy its objectives. As such, each prospective investor in the Company’s securities should read these risk factors carefully and consult with their attorney, business advisor and/or investment advisor before investing in the Company’s securities. Future sales and issuances of our securities could result in dilution of the percentage ownership of our stockholders. In order to expand its business, Newsmax Inc. may raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. We may sell common stock, convertible securities or other equity securities in one or more transactions at prices and in a manner we determine from time to time. If we sell common stock, convertible securities or other equity securities in more than one transaction, investors may be materially diluted by subsequent sales. In addition, debt financing, if available, could include covenants limiting or restricting our ability to take certain actions, such as incurring additional debt, making capital expenditures, or declaring dividends and may require us to grant security interests in our assets. There is no guarantee you will have a positive return on your investment. There can be no assurance that investors in our securities will realize a return on investment or that investors will not lose their entire investment. For this reason, each investor should read this Annual Report together with all other filings the Company makes with the SEC including all exhibits thereto carefully and should consult with their own attorney and business/tax advisor prior to making any investment decision. Newsmax Inc. does not intend to pay cash dividends on its capital stock in the foreseeable future. Except for dividends paid to holders of shares of the Company’s preferred stock upon the conversion of preferred stock upon the completion of its Private Placement, Newsmax Inc. has never declared or paid cash dividends on its capital stock. We intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends on our securities in the foreseeable future. 32

Newsmax Inc. may issue shares of preferred stock that would have a liquidation preference to its common stock. Newsmax Inc.’s Amended and Restated Articles of Incorporation currently authorize the issuance of shares of preferred stock. The board of directors may issue shares of preferred stock without stockholder approval, and such shares may be issued with such rights, preferences, and limitations as may be determined by the board of directors. The rights of the holders of common stock, including holders of our shares that are currently outstanding, will be subject to, and may be adversely affected by, the rights of any holders of preferred stock that may be issued in the future. We presently have no commitments or contracts to issue any shares of preferred stock; However, authorized and unissued preferred stock could delay, discourage, hinder or preclude an unsolicited acquisition of Newsmax Inc., could make it less likely that stockholders receive a premium for their shares as a result of any such attempt, and could adversely affect the market prices of, and the voting and other rights, of the holders of outstanding shares of the common stock. A majority of Newsmax Inc.’s voting stock is owned by a small number of owners. As of March 19, 2026, the Chief Executive Officer of Newsmax Inc., Christopher Ruddy, holds 39,239,297 shares of Class A Common Stock. Each share of Class A Common Stock gives the holder ten votes per share. Each share of Class B Common Stock is entitled to one vote per share. Accordingly, Mr. Ruddy holds approximately 81.5% of the voting stock of the Company. Subject to fiduciary duties owed to Newsmax Inc.’s other owners or investors under Florida law, Mr. Ruddy may be able to exercise significant influence over matters requiring owner approval such as mergers, consolidations and sales of all or substantially all of Newsmax Inc.’s assets, including the election of directors or managers and approval of significant company transactions, and have significant control over Newsmax Inc.’s management and policies. Mr. Ruddy may have interests that are different from yours. For example, he may support proposals and actions with which you may disagree. The concentration of ownership of Newsmax Inc.’s voting securities could delay or prevent a change in control of Newsmax Inc. or otherwise discourage a potential acquirer from attempting to obtain control of Newsmax Inc., which in turn could reduce the price potential investors are willing to pay for Newsmax Inc. We cannot predict the effect our dual-class structure may have on the price of our securities. We cannot predict whether our dual-class structure will result in a lower or more volatile market price of our securities, adverse publicity or other adverse consequences. For example, certain index providers have announced and implemented restrictions on including companies with multiple-class share structures in certain of their indices. In July 2017, FTSE Russell announced that it would require new constituents of its indices to have greater than 5% of the company’s voting rights (aggregated across all of its equity securities, including those that are not listed or trading) in the hands of public stockholders. Pursuant to the FTSE Russell, this 5% minimum voting rights requirement only applies to companies assigned a Developed market nationality within the FTSE Equity Country Classification scheme, and, based upon the FTSE Equity Country Classification Interim Announcement published on March 30, 2023, the United States is assigned a Developed market nationality within the FTSE. In addition, in July 2017, the S&P Dow Jones announced that it would no longer admit companies with multiple-class share structures to certain of its indices; however, in October 2022, the S&P Dow Jones announced that it was conducting a consultation with market participants on the multiple share class eligibility methodology requirement via a survey that closed on December 15, 2022. Subsequently, the S&P Dow Jones Indices announced that, effective as of April 17, 2023, companies with multiple share class structures will be considered eligible for the S&P Composite 1500 and its component indices, including the S&P 500, the S&P MidCap 400 and the S&P SmallCap 600, if they meet all other eligibility criteria. Also in 2017, MSCI, a leading stock index provider, opened public consultations on its treatment of no-vote and multi-class structures and temporarily barred new multi-class listings from certain of its indices; however, in October 2018, MSCI announced its decision to include equity securities “with unequal voting structures” in its indices. Additionally, MSCI announced that the securities of companies exhibiting unequal voting structures will be eligible for addition to the MSCI ACWI IMI and other relevant indexes effective March 1, 2019. Currently, MSCI offers the MSCI World Voting Rights-Adjusted Index. This index specifically includes voting rights in the weighting criteria and construction methodology and aims to better align constituent weights with economic rights and voting power, while continuing to represent the performance of a broad opportunity set. The dual-class structure of our common stock may make us ineligible for inclusion in certain indices and, as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track those indices would not invest in our securities. In addition, it is unclear what effect, if any, such policies will have on the valuations of publicly-traded companies excluded from such indices, but it is possible that they may adversely affect valuations, as compared to similar companies that are included. Due to the dual-class structure of our common stock, we may be excluded from certain indices and we cannot assure you that other stock indices (including NYSE) will not take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from certain stock indices may preclude investment by many of these funds and could make our Class B Common Stock less attractive to other investors. As a result, the market price of our securities may be adversely affected. 33

Newsmax Inc. is a “controlled company” within the meaning of the rules of the NYSE and, as a result, qualifies for and relies on exemptions from certain corporate governance requirements. Newsmax Inc.’s founder, together with his affiliates, hold a majority of the voting power of Newsmax Inc.’s common stock. As a result, Newsmax Inc. is a controlled company within the meaning of the rules of the NYSE. Under these rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company is a controlled company and may elect not to comply with certain corporate governance requirements, including the requirements that: • a majority of the board of directors consist of independent directors as defined under the rules of the exchange; • the nominating and governance committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; • the compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and • the requirement for an annual performance evaluation of the nominating and governance committee and compensation committee. As a result, holders of Newsmax Inc.’s common stock may not have the same protections afforded to stockholders of companies that are subject to all of the rules of the NYSE. NYSE may delist our Class B Common Stock from trading on its exchange, which could limit investors’ ability to make transactions in our shares and subject us to additional trading restrictions. In order to continue listing the Shares on NYSE, we must maintain certain financial, distribution and stock price levels and must maintain a minimum number of holders of Shares. If NYSE delists our Class B Common Stock and we are not able to list the shares on another national securities exchange, a reduction in some or all of the following may occur, each of which could have a material adverse effect on our stockholders: • the liquidity of the Class B Common Stock; • the market of the Class B Common Stock; • our ability to obtain financing for the continuation of our operations; • the number of investors that will consider investing in the Class B Common Stock; • the number of market makers in the Class B Common Stock; • the availability of information concerning the trading prices and volume of the Class B Common Stock; and • the number of broker-dealers willing to execute trades in the Class B Common Stock. The market price of our Class B Common Stock may be volatile and fluctuate substantially, which could result in substantial losses. The market price of the Class B Common Stock is likely to be highly volatile and may be subject to wide fluctuations in response to a variety of factors, including the following: • regulatory or legal developments in the United States; • inability to obtain additional funding; • failure to meet or exceed financial projections we provide to the public; • failure to meet or exceed the estimates and projections of the investment community; 34

• changes in the market valuations of companies similar to ours; • announcements of significant acquisitions, strategic collaborations, joint ventures or capital commitments by us or our competitors; • additions or departures of key personnel; • sales of the Class B Common Stock by us or our stockholders in the future; • trading volume of the Class B Common Stock; • general economic, industry and market conditions; • natural or man-made disasters which could significantly disrupt our operations; and • the other factors described in this “Risk Factors” section. Any of these factors may result in large and sudden changes in the volume and price at which our Class B Common Stock will trade. In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. If there is extreme market volatility and trading patterns in our Class B Common Stock, it may create several risks for investors, including the following: • the market price of our Class B Common Stock may experience rapid and substantial increases or decreases unrelated to our actual or expected operating performance, financial condition or prospects, which may make it more difficult for prospective investors to assess the rapidly changing value of the Class B Common Stock; • if our future market capitalization reflects trading dynamics related to our actual or expected operating performance or financial performance, purchasers of the Class B Common Stock could incur substantial losses as prices decline once the level of market volatility has abated; and • if the future market price of the Class B Common Stock declines, investors may be unable to resell their Class B Common Stock at or above the price at which they acquired them. We cannot assure you that the market of the Class B Common Stock will not fluctuate or decline significantly in the future, in which case you could incur substantial losses. Broad market and industry fluctuations, as well as general economic, political, regulatory and market conditions, may negatively affect the market price of the Class B Common Stock, regardless of our actual operating performance. In addition, the Class B Common Stock may be more thinly traded than securities of larger, more established media companies and, as a result of this lack of liquidity, sales of relatively small quantities of shares of the Class B Common Stock by our stockholders may disproportionately influence the price of the Class B Common Stock. The market price of the Class B Common Stock may decline below the price at which you acquired your securities, and you may lose some or all of your investment. We have previously granted anti-dilution rights in the form of preemptive rights to certain holders of our capital stock. We have previously granted anti-dilution rights in the form of preemptive rights to certain holders of our capital stock. As such, at any time we intend to issue additional shares of our stock that would dilute such holders, they would first have the right to acquire additional shares to maintain their pro rata ownership in Newsmax Inc. As a result, upon future issuances of securities by Newsmax Inc., investors may experience more substantial dilution than other stockholders. Future sales of our Class B Common Stock may cause the market price of our Class B Common Stock to drop significantly, even if our business is doing well. The market price of our Class B Common stock could decline as a result of sales by our existing stockholders in the market, or the perception that these sales could occur. These sales might also make it more difficult for us to sell equity securities at a time and price that we deem appropriate. We may issue additional shares of our Class B Common Stock in the future pursuant to current or future equity incentive plans, or in connection with current or future acquisitions or financings. If we were to raise capital in the future by selling shares of our Class B Common Stock, or securities that are convertible into our Class B Common Stock, or 35 issuing shares of our Class B Common stock in a business acquisition, their issuance would have a dilutive effect on the percentage ownership of our stockholders and, depending on the prices at which such shares or convertible securities are sold or issued, on their investment in our Class B Common Stock and, therefore, could have an a material adverse effect on the market price of our Class B Common Stock. Our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws have anti-takeover effects that could discourage, delay or prevent a change in control, which may cause our stock price to decline. Our Amended and Restated Articles of Incorporation, our Amended and Restated Bylaws, and Florida law could make it more difficult for a third party to acquire us, even if closing such a transaction would be beneficial to our stockholders. Our Amended and Restated Articles of Incorporation authorizes our board of directors to create and issue rights entitling our shareholders to purchase shares of our stock or other securities. The ability of our board of directors to establish the rights and issue substantial amounts of preferred stock without the need for shareholder approval may delay or deter a change in control of us. Provisions of our Amended and Restated Articles of Incorporation, our Amended and Restated Bylaws, and Florida law could also have the effect of discouraging potential acquisition proposals or making a tender offer or delaying or preventing a change in control, including changes a stockholder might consider favorable. Such provisions may also prevent or frustrate attempts by our stockholders to replace or remove our management. In particular, our Amended and Restated Articles of Incorporation, our Amended and Restated Bylaws, and Florida law, as applicable, among other things: • require advance notice for shareholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of shareholders of not less than 90 days nor more than 120 days prior to the one-year anniversary of the preceding year’s annual meeting of stockholders; • permit only the Chairperson of the board of directors or the Chief Executive Officer of the Company, or the Secretary of the Company upon the written request of the holders of record of not less than a majority of the voting power of all the then-outstanding shares of capital stock of the Company, to call a special meeting of the stockholders; and • provide that stockholders may amend any provisions of the Amended and Restated Bylaws by obtaining the affirmative vote of the holders of not less than a majority of the voting power of all the then-outstanding shares of capital stock of the Company. Our Amended and Restated Articles of Incorporation designate the courts located in Palm Beach County as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputed with us or our directors, officers, employees or agents. Our Amended and Restated Articles of Incorporation provide that, unless we consent in writing to the selection of an alternative forum, the courts located in Palm Beach County, Florida will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for any shareholder to bring (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s stockholders, (iii) any action asserting a claim against the Company or its directors, officers or employees arising pursuant to any provision of the Florida Business Corporation Act (“FBCA”) or the Amended and Restated Articles of Incorporation or the amended and restated bylaws of the Company (the “Amended and Restated Bylaws”) or (iv) any action asserting a claim against the Company or its directors, officers or employees governed by the internal affairs doctrine. Notwithstanding the foregoing sentence, the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under U.S. federal securities laws, including the Securities Act of 1933, as amended (the “Securities Act”) and the Securities Exchange Act of 1934, as amended (the “Exchange Act”). However, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce a duty or liability created by the Securities Act or the rules and regulations thereunder and, accordingly, we cannot be certain that a court would enforce such provision. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and consented to, the provisions of our Amended and Restated Articles of Incorporation described in the preceding sentences. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and such persons. Alternatively, if a court were to find these provisions of our Amended and Restated Articles of Incorporation inapplicable to, or unenforceable in respect of, one or more of the 36 specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition and results of operations. General Risk Factors If securities or industry analysts do not publish research or reports, or publish unfavorable research or reports about our business, our stock price and trading volume may decline. The trading market for our Class B Common Stock will rely in part on the research and reports that industry or financial analysts publish about us, our business, our markets and our competitors. We do not control these analysts. If securities analysts do not cover our Class B Common Stock, the lack of research coverage may adversely affect the market price of our Class B Common Stock. Furthermore, if one or more of the analysts who do cover us downgrade our stock or if those analysts issue other unfavorable commentary about us or our business, our stock price would likely decline. If one or more of these analysts cease coverage of us or fails to regularly publish reports on us, we could lose visibility in the market and interest in our stock could decrease, which in turn could cause our stock price or trading volume to decline and may also impair our ability to expand our business with existing customers and attract new customers. We will incur increased costs as a result of being a public reporting company, and our board of directors will be required to devote substantial time to oversight of new compliance requirements and corporate governance practices. As a public company listed in the United States, we will incur significant legal, accounting and other expenses that we do not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as amended, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of NYSE, and other applicable securities rules and regulations impose various requirements on public companies, including the establishment and maintenance of effective disclosure controls and procedures and corporate governance practices. Our board of directors, management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, which in turn could make it more difficult for us to attract and retain qualified members of our board of directors. These rules and regulations may be subject to varying interpretations due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. As a smaller reporting company and an emerging growth company, we are able to take advantage of certain exemptions from disclosure requirements including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements that we will be required to file with the SEC. We cannot predict if investors will find the Shares less attractive because we may rely on these exemptions. If some investors find the Shares less attractive as a result, there may be a less active trading market for the Shares, and our share price may be lower or more volatile. We are currently scaling our accounting and IT cybersecurity functions to align with the rigorous requirements of public reporting. This expansion involves the recruitment of additional personnel with specialized public company expertise and the continued investment of financial resources to ensure our disclosure and compliance infrastructure remains comprehensive. As of December 31, 2025, we did not have the appropriate accounting personnel to adequately execute our accounting processes and other supervisory resources with which to address our internal control over financial reporting and IT personnel to ensure compliance with cybersecurity disclosure requirements imposed by the SEC. We may need to hire additional personnel and put in place protocols necessary to implement appropriate accounting policies, processes and controls, and privacy and cybersecurity policies, to address the anticipated change in the scale of our operations. However, we cannot assure you that the measures we have taken to date, and actions we plan to take in the future, will be sufficient to prevent or avoid potential future material weaknesses in our controls. We have identified material weaknesses in our internal control over financial reporting. If we are unable to remediate these material weaknesses, or if we identify additional material weaknesses in the future or otherwise fail to maintain effective internal control over financial reporting, we may not be able to accurately report our financial condition, results of operations or cash flows. 37

The Sarbanes-Oxley Act requires, among other things, that public reporting companies maintain effective internal controls for financial reporting and disclosure controls and procedures. As such, public reporting companies are required to furnish a report by management on, among other things, the effectiveness of internal control over financial reporting. This assessment will include disclosure of any material weaknesses identified by management in a company’s internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting that results in more than a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis. Section 404 of the Sarbanes-Oxley Act also generally requires an attestation from an issuer’s independent registered public accounting firm on the effectiveness of its internal control over financial reporting. However, for as long as Newsmax Inc. remains an emerging growth company under the JOBS Act, it may take advantage of the exemption permitting us not to comply with the independent registered public accounting firm attestation requirement. In connection with the preparation of our financial statements, we have identified material weaknesses in our internal control over financial reporting. The material weaknesses are as follows: • Lack of adequate policies and procedures to support the operation of the Company’s business processes and internal control framework, including monitoring activities. In addition, the Company has not documented risk assessment procedures to set suitable objectives, identify relevant business risks, assess fraud risk, and develop associated responses to those risks. This includes designing appropriate business process controls in each of the following business cycles: revenue (including evaluation of new and modified contracts for proper accounting), period-end reporting, procure to pay, asset management, treasury, impairment assessment, and income tax, as well as the analysis of significant and unusual transactions. • Evidence is not maintained to support the review and approval of the complete population of journal entries including maintaining appropriate segregation of duties. • Evidence is not maintained to support that certain controls were appropriately designed and implemented to ensure timely reporting of complete and accurate financial information. Specifically, the Company lacked evidence over review of subledgers and account reconciliations to ensure timely detection of material misstatements in financial statement balances and the related footnote disclosures in each of the following business cycles: revenue, period-end reporting, procure to pay, asset management, and treasury. • Management did not fully design, implement and monitor general information technology controls in the areas related to privileged access, provisioning, terminations, user access review, vulnerability assessment and backup recovery controls and segregation of duties for systems supporting substantially all of the Company’s internal control processes. These ineffective information technology controls contributed to (i) improper segregation of duties among certain business process controls and (ii) ineffective data validation of spreadsheets and system- generated reports. We have initiated operational efforts to remediate the material weaknesses described above and will continue these remediation until complete. We have initiated and started implementing several remediation measures including, but not limited to, hiring additional accounting staff with the requisite background and knowledge, engaging third parties to assist in complying with the accounting and financial reporting requirements related to significant and complex transactions as well as adding personnel to assist Newsmax Inc. with formalizing its business process, accounting policies and internal control documentation, strengthening supervisory reviews by our management team, and evaluating the effectiveness of our internal controls. While our efforts are ongoing, we plan to take additional steps to remediate the material weaknesses, improve our financial reporting systems, and implement new policies, procedures, and controls. However, we cannot be certain that our efforts will successfully remediate our material weaknesses. Due to continued material weakness remediation uncertainty, we may in the future not be able to complete our evaluation, testing and any required remediation in a timely fashion. During our evaluation and testing process, if Newsmax Inc. identifies one or more material weaknesses in its internal control over financial reporting, it may be unable to assert that its internal control over financial reporting is effective. Any failure to maintain internal control over financial reporting could severely inhibit Newsmax Inc.’s ability to accurately report our financial condition, results of operations or cash flows. If Newsmax Inc. is unable to conclude that its internal control over financial reporting is effective, it could lose investor confidence in the accuracy and completeness of its financial reports, the value of the Shares could decline, and it could be subject to sanctions or investigations by regulatory authorities. Failure to remediate any material weakness in Newsmax Inc.’s internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict Newsmax Inc.’s future access to the capital markets. 38

ITEM 1B. UNRESOLVED STAFF COMMENTS None. ITEM 1C. CYBERSECURITY Governance Related to Cybersecurity Risks Cybersecurity risk oversight is a priority for management and our board of directors. Management is responsible for the day-to-day management of cybersecurity risks we face, while our board of directors, as a whole and through committees, is responsible for the oversight of risk management. Our incident response process contemplates that management will notify the board of directors of a material cybersecurity incident. Cybersecurity Risk Management To help protect the Company from a major cybersecurity incident that could have a material impact on operations or our financial results, we have implemented policies, procedures, programs and controls, including technology investments that focus on cybersecurity incident prevention, identification and mitigation. The steps we take to reduce our vulnerability to cyberattacks and to mitigate impacts from cybersecurity incidents include but are not limited to establishing information security policies and standards, regular security audits, access controls, controlled use of administrative privileges, advanced threat detection, network security, vulnerability testing, compliance audits, incident response plan, employee training, and engaging third party risk management experts. We leverage CIS (Center for Internet Security) controls as a guideline to enhance our cybersecurity risk management strategy. We regularly assess the threat landscape and take a holistic view of cybersecurity risks, with a layered cybersecurity strategy based on prevention, detection and mitigation. We regularly test defenses by performing simulations and drills at both a technical level (including through penetration tests) and by reviewing our operational policies and procedures. At the management level, our IT security team regularly monitors alerts and meets to discuss threat levels, trends and remediation. The team also prepares a monthly cyber scorecard, regularly collects data on cybersecurity threats and risk areas and conducts an annual cybersecurity risk assessment. Further, we conduct periodic external penetration tests to assess our processes and procedures and the threat landscape. These tests and assessments are useful tools for maintaining a cybersecurity program to protect our investors, consumers, customers, employees, vendors, and intellectual property. Additionally, we follow a cybersecurity incident response process that provides a framework for responding to cybersecurity incidents. The process identifies applicable requirements for incident disclosure and reporting and also provides protocols for incident evaluation, including the use of third-party service providers and partners, processes for notification and internal escalation of information to our senior management, the Board and the audit committee. It also addresses requirements for our external reporting obligations. The cybersecurity incident response process is reviewed and updated, as necessary, under the leadership of the Chief Information Officer. We face a number of cybersecurity risks in connection with our business. Although we did not experience a material cybersecurity incident during the year ended December 31, 2025, the scope and impact of any future incident cannot be predicted. Notwithstanding the approach we take to cybersecurity, we may not be successful in preventing or mitigating a cybersecurity incident that could have a material adverse effect on our business, results of operations, or financial condition. 39

ITEM 2. PROPERTIES Newsmax Inc. does not currently own any property. Newsmax Inc.’s principal executive offices are located at 750 Park of Commerce Drive, Suite 100, Boca Raton, Florida 33487. Newsmax Media leases approximately 50,000 square feet at its principal executive offices pursuant to a lease agreement dated August 28, 2013 between Newsmax Media and 750 Park of Commerce Drive LLC which expires on November 30, 2030. Newsmax Media sublets certain premises located at 805 Third Avenue, New York, New York 10022 pursuant to that certain Agreement of Sublease, dated as of July 22, 2019, by and between Meredith Corporation and Newsmax Media that expires on December 30, 2026. Newsmax Media leases two floors which represents approximately 47,000 square feet of space at 805 Third Avenue, New York, New York 10022 pursuant to that certain Indenture of Lease, dated as of July 26, 2021, by and between 805 Third New York LLC and Newsmax Media which expires on December 31, 2026. Newsmax Media leases a portion of a building located at 362 Haverhill Road, West Palm Beach, Florida 33415 pursuant to that certain Lease Agreement, dated as of September 7, 2021, by and between Airport Logistics Park, LLC and Newsmax Media which expires on March 31, 2029. Newsmax Media leases certain office premises in the Westory Building located at 607 14th Street, NW, Washington, DC 20004, pursuant to that certain Office Lease Agreement, dated as of October 4, 2021, by and between REEP-OFC Westory DC LLC and Newsmax Media. The lease expires on November 30, 2026, subject to Newsmax Media’s right to extend the term of such lease for an additional five years. Newsmax Inc. believes that its facilities are adequate to meet its needs for the immediate future, and that, should it be needed, suitable space will be available to accommodate any such expansion of operations. ITEM 3. LEGAL PROCEEDINGS The Company is subject from time to time to a number of lawsuits, including claims relating to competition, intellectual property rights, alleged libel or defamation, employment and labor matters, personal injury and property damage, free speech, customer privacy, regulatory requirements, and advertising, marketing and selling practices. Except as set forth below, the Company is currently not aware of any legal proceedings or claims that will have, individually or in the aggregate, a material adverse effect on the Company’s business, financial condition or operating results. For more information, see “Risk Factors – Risks Related to Legal and Regulatory Matters”. On August 15, 2025, Newsmax Media, Inc. and Newsmax Broadcasting, LLC entered into a settlement agreement with Dominion Voting Systems, Inc. and certain of its affiliates (“Dominion”), pursuant to which such parties agreed to resolve the lawsuit among them for a total amount of $67.0 million to be paid in three installments: (1) $27.0 million paid in August 2025; (2) $20.0 million paid in January 2026; and (3) $20.0 million on or before January 15, 2027. ITEM 4. MINE SAFETY DISCLOSURES Not applicable. 40

PART II ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES Common Stock Our shares of Class A Common Stock, par value $0.001 per share, are not listed on any stock exchange nor traded on any public market. Our shares of Class B Common Stock, par value $0.001 per share, began trading on the New York Stock Exchange (the “NYSE”) under the symbol “NMAX” on March 31, 2025. Each share of Class A Common Stock gives the holder ten votes per share. Each share of Class B Common Stock is entitled to one vote per share. The number of shareholders of record of our shares of Class A Common Stock and Class B Common Stock was 1 and 14,732, respectively, on March 19, 2026. Payment of Dividends Except for dividends paid to holders of shares of the Company’s preferred stock upon the conversion of preferred stock upon the completion of its Private Placement, Newsmax Inc. has never declared or paid cash dividends on its capital stock. We intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends on our securities in the foreseeable future. Unregistered Sales of Equity Securities; Use of Proceeds from Registered Offerings Private Placement In June 2024, the Company launched an offering of its Series B Preferred Stock in a private placement pursuant to Regulation D of the Securities Act of 1933, as amended (the “Private Placement”). The initial offering was for up to 30,000 shares of Series B Preferred Stock at $5,000 per share for a base offering amount of $150,000,000, with the option to expand up to 45,000 shares of Series B Preferred Stock for an offering amount of $225,000,000. The Company completed the Private Placement on February 27, 2025, having sold 45,000 shares of its Series B Preferred Stock, resulting in net proceeds to the Company of approximately $206,660,000. Following the conversion of the underlying Series B preferred stock into Class B common stock in connection with our March 28, 2025 initial public offering, Digital Offering, LLC has a warrant to purchase 900 shares of Class B common stock at an exercise price of $5,000 per share. Regulation A Offering On February 7, 2025, the Company filed an offering statement on Form 1-A (as amended, the “Offering Statement”, File #024-12567) with the Securities & Exchange Commission (the “SEC”) for the sale of up to 7,500,000 shares of Class B Common Stock at $10.00 per share (the “Reg A IPO”). The Offering Statement was declared qualified by the SEC on March 7, 2025. The Company completed the Reg A IPO on March 28, 2025, having sold 7,500,000 shares of its Class B Common Stock, resulting in net proceeds to the Company of $67,469,857. Digital Offering, LLC (“Digital Offering”) acted as lead selling agent in the Reg A IPO. The Company paid a cash commission of 6.265% to Digital Offering on sales of its Class B Common Stock in the Reg A IPO. Use of Proceeds from Regulation A Offering The Company intends to continue to use the net proceeds from the Reg A IPO for its own general and corporate expenses. The Company may, in its sole discretion, make capital contributions to Newsmax Media from time to time to fund working capital needs and business initiatives. Such working capital needs may include costs related to talent and programming, marketing, distribution and digital expansion. In the ordinary course of business, Newsmax Media expects to evaluate the acquisition of, investment in or in-license of complementary products, technologies or businesses, and could use a portion of the net proceeds from the Reg A IPO for such activities; however, Newsmax Media currently does not have any agreements, arrangements, or commitments with respect to any potential acquisition, investment or license. The expected use of the net proceeds from the Reg A IPO represents the Company’s intentions based upon its current plans, financial condition and business conditions. Predicting the cost to be used in Newsmax Inc. and the Subsidiaries’ businesses can be difficult and the amounts and timing of their actual expenditures may vary significantly depending on numerous factors including the status of our development efforts, sales and marketing activities and the amount of cash generated or used by our operations. The Company may find it necessary or advisable to use portions of the 41 proceeds for other purposes. As a result, the Company’s management will retain broad discretion over the allocation of the net proceeds from the Reg A IPO. Purchases of Equity Securities by the Issuer and Affiliated Purchasers None. ITEM 6. RESERVED ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Readers should carefully review this document and the other documents filed by Newsmax Inc. with the Securities and Exchange Commission (the “SEC”). This section should be read together with the consolidated financial statements and related notes appearing elsewhere in this Annual Report on Form 10-K. The consolidated financial statements are referred to as the “Financial Statements” herein. Overview of the Company's Business Founded in 1998 as a digital media brand, Newsmax Inc. entered the cable news market in 2014. Since then, the network has had an astonishing rise, climbing into the top tier of cable channels, and is now the fourth highest-rated cable news channel in the United States, just behind CNN. We have developed a significant audience, reaching over 58 million Americans each month through its television broadcasts and multi-platform content, and has demonstrated remarkable growth. As of December 31, 2025 revenues are up 353% since 2019. In June 2024, a Reuters global survey of media found Newsmax Inc. was one of the nation’s “top news brands,” identifying the network as one of only 12 major media outlets Americans are turning to regularly. For the second year in a row, Newsmax was voted the "most trusted" cable news outlet in the nation by attendees at the 2025 Conservative Political Action Conference. Newsmax Inc. is a holding company that owns 100% of the equity interests of its operating company Newsmax Media, Inc. and the other Subsidiaries operate the businesses described in this Annual Report, and none of those businesses are operated by Newsmax Inc. Newsmax Inc. is a television broadcaster and multi-platform content publisher that produces original news and editorial content for consumers through various media outlets, including through its TV news channels, digital and print publications, its popular website Newsmax.com and affiliated sites, its syndicated radio show and podcasts, social media accounts and other platforms in order to sell advertising to third-party marketers as well as offering paid subscriptions to more than a dozen digital and print products sold by Newsmax Media. Newsmax Broadcasting content, notably its Newsmax channel, is carried by all major linear cable and satellite pay TV platforms, or MVPDs. Newsmax Broadcasting also airs its World at War military documentary channel on several MVPDs. Newsmax2, Newsmax Broadcasting's free streaming and FAST channel is carried on almost all top OTT streaming platforms. Newsmax Broadcasting's TV content is now available to over 100 million homes in the U.S. In addition, international companies have licensed Newsmax Broadcasting’s channels and brand for regional, national and local television and digital media purposes. Certain licensing agreements currently in place have allowed Newsmax Broadcasting’s partners to provide cable television and digital news under the Newsmax brand to viewers in several European countries, including Republic of Serbia, Republic of Croatia, Bosnia and Herzegovina, Montenegro, North Macedonia, Slovenia, Albania, Hungary, Poland, Bulgaria, Slovakia, Romania, and the Czech Republic. Newsmax Inc. operates several business lines through its subsidiaries and divisions, creating a synergistic effect on audience growth, revenues and customer acquisition. These business lines are grouped into two separate reportable segments which consist of Broadcasting and Digital: Broadcasting - The broadcast segment of our business produces and licenses news, business news and lifestyle content for distribution primarily through multichannel video programming distributors (“MVPDs”) including cable television systems, direct broadcast satellite operators and telecommunication companies, primarily in the United States, generating revenue through (1) placement of advertisements on our broadcast content, (2) subscriptions to our broadcast content, and (3) affiliate fees from the MVPDs. The components of Broadcasting are as follows: 42

• Newsmax Broadcasting provides programming through three channels, Newsmax, Newsmax2, and World at War. Newsmax and World at War are linear cable channels available on pay TV services, and Newsmax2, is a free streaming channel. Both Newsmax and Newsmax2 offer 24/7 television news and informational programming channels which are distributed through both cable and digital streaming platforms. World at War offers 24/7 historical documentaries and movies that have a primary focus on the wars of the past 150 years and the people who fought them. • Newsmax Radio provides programming through a syndicated "Rob Carson Show" as well as widely- available podcasts. These podcasts include “The Newsmax Daily with Tony Marino,” a talk show with radio personality Gerry Callahan and “Greg Kelly Reports” with its TV host Greg Kelly. Digital - The digital segment generates revenues through (1) online advertising, including online display, email advertising, other online placements and print advertisements, (2) subscriptions, including our collection of specialized health and financial newsletters, Newsmax Magazine and four online membership programs, and (3) e-commerce, primarily through our subsidiaries that sell nutraceuticals and nonfiction books on political, financial and health-related topics. The components of Digital are as follows: • Humanix Publishing is a print and e-book publishing house that publishes books in the areas of politics, health, personal finance, history, religion and current affairs. Under Newsmax ownership, Humanix Publishing has published approximately 100 titles, including seven New York Times bestsellers. We use our published books as free premiums when offering subscriptions to their publications, including Newsmax Magazine and our health and financial newsletters. • Medix Select offers and sells 22 nutraceutical products. Medix Select’s products are aimed at Newsmax Media’s core demographic of consumers and cross-sold through Newsmax Media’s health newsletters. These supplements have been certified as compliant with current Good Manufacturing Practices by The Natural Products Association and are typically formulated by medical doctors who also write and edit Newsmax Media’s health newsletters. Newsmax Media retains all intellectual property rights to the supplement formulations created for Medix Select. The natural supplements seek to help customers alleviate pain, reduce blood glucose, prevent heart disease, improve energy and mental acuity, and, in general, improve overall wellness. All Medix Select supplements are manufactured at third-party manufacturing facilities that are FDA registered and meet current Good Manufacturing Practices standards. All Medix Select supplements are offered online and are usually purchased as part of a recurring subscription program. • Newsmax Media Digital Advertising handles advertising and marketing offers and sales to third party companies and agencies associated with our digital segment. Newsmax Digital Advertising sells placements for display and native website ads, email sponsorships in Newsmax News Alerts, sponsorships for SMS/text and push notification, print ads for our Newsmax Magazine, inserts for our newsletters, and podcast offerings. • Newsmax Publications publishes and manages Newsmax Media’s paid subscription business with over 300,000 subscribers. This division currently publishes Newsmax Magazine, five health newsletters including Health Radar, Dr. Crandall’s Heart & Health; The Blaylock Wellness Report; financial newsletters including The Dividend Machine, High Income Factor and Financial Intelligence Report, and Newsmax Platinum, our online publication. • ROI Media Strategies provides media buying and strategy services to third party companies and agencies, helping companies to market their offerings across all channels of marketing, including email, broadcast, podcasts, digital, and print. • Crown Atlantic Insurance is an insurance agency licensed in 50 states of the U.S. and the District of Columbia with an emphasis on life insurance and retirement solutions. Newsmax Media’s subsidiaries use Crown Atlantic Insurance for the purposes of marketing annuities, life insurance and other insurance offerings across their platforms. The Company is not currently marketing such products but expects to in the near future. 43

Growth Strategies and Outlook Maintain and enhance leading position in news and other content production. Newsmax Media has been a leader in digital news and with the continued growth of its television service, plans to continue to invest in online content and offerings. Additionally, Newsmax Broadcastings plans additional talent acquisition and programming efforts that we expect will raise the profile and visibility of the Newsmax brand and its affiliates to a broader audience. With expanded content offerings, Newsmax Media plans to expand its reach and value to audiences through traditional platform and direct-to-consumer services. Increase revenue growth through the continued delivery of premium content. Newsmax Media will continue to focus on creating high-quality content delivered through diversified publishing platforms that offers value to its audience, advertisers and distribution partners. As a live linear content on cable, the Newsmax channel continues to offer a unique perspective and voice that resonates with audiences across those platforms and further develop a dedicated and loyal audience. Expand television and digital distribution offerings, increasing complementary sources of revenues. Newsmax Broadcasting’s key goals are to maximize its subscriber penetration on traditional cable platforms, growing its subscription base for Newsmax+, while increasing audiences for its news channels, Newsmax, Newsmax2 and World at War, develop its footprint in international markets - all while creating additional revenue opportunities through advertising sales. Newsmax Media and Newsmax Broadcasting will also further develop its delivery strategies on emerging content and social platforms to increase interaction with its audience. Newsmax, as a relatively new network, has potential for additional distribution growth, and growth of its advertising and affiliate fee revenue, which was a new revenue stream that began in 2024. Linear Pay-TV is primarily driven by live sports, news and events, and as media companies continue to focus on expanding their streaming service offerings, news consumption has risen in importance. Trends and Other Factors Impacting Our Performance Our broadcast segment derives the majority of its revenues from advertising. For the year ended December 31, 2025, we generated revenues of approximately $189.3 million, of which 63.6% was generated from advertising in the broadcast and digital segments, 16.2% was generated from affiliate fee revenue, 14.5% was generated from subscriptions for publications including Newsmax+ and 5.7% was generated from other lines of business which are primarily e- commerce sales of nutraceuticals, books and licensing fees. For the year ended December 31, 2024, we generated revenues of $171.0 million, of which 63.8% was generated from advertising in the broadcast and digital segments, 15.6% was generated from affiliate fee revenue, 15.7% was generated from subscriptions for publications including Newsmax+ and 4.9% was generated from other lines of business which are primarily e-commerce sales of nutraceuticals, books and licensing fees. The cable network programming and television industries continue to evolve rapidly, with changes in technology leading to alternative methods for the delivery and storage of digital content. These technological advancements have driven changes in consumer behavior as consumers now have more control over when, where and how they consume content. Consumer preferences have evolved toward lower cost alternatives, including direct-to-consumer offerings. These changes in technologies and consumer behavior have contributed to declines in the number of subscribers to MVPD services, and these declines are expected to continue and possibly accelerate in the future. Still, Newsmax sees its valuable live news content as a key driver in the Pay-TV ecosystem, which we expect will remain profitable for the foreseeable future. At the same time, technological changes have increased advertisers’ options for reaching their target audiences. There has been a substantial increase in the availability of content with reduced advertising or without advertising at all. As consumers switch to digital consumption of video content, there is still to be developed a consistent, broadly accepted measure of multiplatform audiences across the industry. Furthermore, the pricing and volume of advertising may be affected by shifts in spending from more traditional media and toward digital and mobile offerings, which can deliver targeted advertising more promptly, or toward newer ways of purchasing advertising. 44

We operate in a highly competitive industry and its performance is dependent, to a large extent, on the impact of changes in consumer behavior as a result of new technologies, the sale of advertising, the maintenance, renewal and terms of its carriage, affiliation and content agreements and programming rights, the popularity of its content, general economic conditions (including financial market conditions), our ability to manage our businesses effectively, and its relative strength and leverage in the industry. For more information, see “Risk Factors.” Components of our Results of Operations Advertising Revenue Advertising revenue is derived from the sale of advertising on our cable television, email database, in our magazine and related publications, or on our website. Revenue related to the sale of advertising in the broadcasting segment is recognized at the time of broadcast. Revenue related to our digital segment is recognized when display or other digital advertisement records are placed on various digital media. Revenue related to our magazine and related publications is recognized when the ad is displayed in the printed document. Each advertisement is determined to be a distinct performance obligation that is satisfied at the point in time when such advertisements are published/aired. We record revenue from contracts that are entered into between us and our customers, primarily advertising agencies and direct advertisers, at the amount charged for the services. Advertising contracts, which are generally short-term, are billed monthly for the services provided during the month, with payments due shortly thereafter. Cash payments received prior to services rendered result in deferred revenue, which is then recognized as revenue when the advertising time or space is actually provided. We also enter into agreements with over-the-top distribution platforms to distribute our news channel. Pursuant to our distribution agreements, advertising revenues are earned based on an allocation of the fee determined by the number of impressions received. These contracts represent a single performance obligation recognized over time under the series guidance. Revenue is recognized upon delivery of the content over the course of an over-the-top distribution agreement term based on time elapsed, as this best depicts the simultaneous consumption and delivery of the services. We bill OTT customers monthly over the life of the contract. We have an unconditional right to receive payment of the amount billed generally within 30 days from the invoice date. Affiliate Fee Revenue We generate affiliate fee revenue from agreements with MVPDs for cable network. Affiliate fee revenue is recognized as we continuously make the programming available to the customer over the term of the agreement. For contracts with affiliate fees based on the number of the affiliate’s subscribers, revenues are recognized based on the contractual rate multiplied by the number of subscribers each period. Affiliate contracts are generally multi-year contracts billed monthly. Subscription Revenue We sell magazines to consumers through subscriptions. Each subscription is determined to be a distinct performance obligation that is satisfied over the term of the subscription, normally one (1) to five (5) years. Payments for subscriptions received in advance of the publication are recorded as deferred revenue and recognized as revenue over the contract term, as this best represents the transfer of control of the services to the consumer. We record taxes collected from customers and remits to governmental authorities on a net basis. Newsmax+ is a subscription service that provides our broadcast content directly to consumers either on a monthly or annual basis. Monthly subscriptions are recognized as revenue in the month it was earned. Annual subscriptions are initially recorded as deferred revenue when payment is received and recognized as revenue ratably on a monthly basis over the term of the contract. Product Sales Product sales are derived from the sales of books, audio and video, dietary supplements, television production and distribution, and other items advertised on our website. Supplement, books, media and other product sales are recognized at the point in time control transfers to the customer, which is when the product is shipped. An estimate for allowances is determined for returns and refunds at the point in time when revenue is recognized. We record taxes collected from customers and remits to governmental authorities on a net basis. 45

As a practical expedient, we recognize any incremental costs of obtaining contracts as expense as the amortization period is considered to be a year or less. Also as a practical expedient, we account for shipping and handling activities related to contracts with customers as costs to fulfill the promise to transfer the associated products. Shipping and Handling Cost Amounts billed to third-party customers for shipping and handling are included as a component of revenue. Shipping and handling costs incurred are included as a component of cost of products sold. Cost of Revenues Cost of revenues consists primarily of compensation-related expenses and costs incurred for the publishing of editorial, promotional, and news content across all platforms, as well as amounts due to third party websites and platforms to fulfil customers’ advertising campaigns. Web hosting and advertising serving platform costs are also included in cost of services. Cost of product sold consists primarily of cost of inventory sold, fulfillment costs and compensation. General and Administrative expenses General and administrative expense consists of compensation-related expenses for corporate employees. Also, it consists of expenses for advertising, facilities, professional services fees, insurance costs, legal fees, other public company costs, corporate costs, other corporate matters consisting principally of litigation and settlements, and other general overhead costs. Litigation and Settlements From time to time, we are subject to lawsuits alleging defamation or disparagement. These include lawsuits filed by Smartmatic USA Corp. and certain of its affiliates (collectively, “Smartmatic”) and Dominion Voting Systems, Inc. and certain of its affiliates (collectively, “Dominion”) filed during 2023. These expenses are recorded as part of general and administrative expenses in our consolidated statement of operations. On September 26, 2024, we entered into a settlement agreement with Smartmatic pursuant to which the parties agreed to resolve the lawsuits among them. We agreed to pay a settlement of approximately $40.0 million payable over time and granted a five year warrant to purchase 2,000 shares of Series B preferred stock at an exercise price of $5,000 per share. Following the conversion of the underlying Series B preferred stock into Class B common stock in connection with our March 28, 2025 initial public offering, Digital Offering, LLC has a warrant to purchase 900 shares of Class B common stock at an exercise price of $5,000 per share. Refer to Note 15. Equity for details of the warrant. The settlement expense, inclusive of the warrant, was included in other corporate matters in the consolidated statements of operations and comprehensive (loss) for the year ended December 31, 2024. The $40.0 million payable over time was recorded within settlement liability on the consolidated balance sheet as of December 31, 2024. As of December 31, 2025 the outstanding balance was fully satisfied. On August 15, 2025, Newsmax Media, Inc. and Newsmax Broadcasting, LLC entered into a settlement agreement with Dominion Voting Systems, Inc. and certain of its affiliates (“Dominion”), pursuant to which such parties agreed to resolve the lawsuit among them for a total amount of $67.0 million to be paid in the current and next two fiscal years. The payments will be made in three installments: (1) $27.0 million was paid on August 15, 2025; (2) $20.0 million on or before January 15, 2026; and (3) $20.0 million on or before January 15, 2027. The settlement expense is included in other corporate matters in the consolidated statements of operations and comprehensive loss for the year ended December 31, 2025. The $40.0 million payable over time is recorded within settlement liability on the consolidated balance sheet at December 31, 2025. As of March 26, 2026 the outstanding balance of the settlement is $20 million. 46

Results of Operations

Year ended December 31, 2025 versus December 31, 2024

The results of operations presented below should be reviewed in conjunction with the consolidated financial statements and notes included elsewhere in this Annual Report. The following table sets forth our results of operations data for the year ended December 31, 2025, as compared to the year ended December 31, 2024:

	Year ended December 31,			
	2025	2024	$ Change	% Change
Revenues				
Service Revenues				
Advertising	$ 120,285,447	$ 109,128,471	$ 11,156,976	10.2 %
Affiliate fee	30,645,767	26,661,701	3,984,066	14.9 %
Subscription	27,517,112	26,907,098	610,014	2.3 %
Other	3,553,256	2,308,856	1,244,400	53.9 %
Product Sales	7,253,340	6,010,328	1,243,012	20.7 %
Total revenues	189,254,922	171,016,454	18,238,467	10.7 %
Cost of revenues	114,832,548	93,021,281	21,811,267	23.4 %
Gross profit	74,422,374	77,995,173	(3,572,800)	(4.6)%
General & administrative	174,276,942	147,803,414	26,473,528	17.9 %
Other (expense) income, net	359,450	(2,363,688)	2,723,138	115.2 %
Loss before income tax expense	(99,495,119)	(72,171,929)	(27,323,189)	(37.9)%
Income tax expense	—	—	—	— %
Net loss	$ (99,495,119)	$ (72,171,929)	$ (27,323,189)	(37.9)%

Revenues

Revenues increased by approximately $18.2 million, or 10.7%, for the year ended December 31, 2025, compared to the year ended December 31, 2024. Advertising revenue increased by approximately $11.2 million as a result of higher linear cable and satellite advertising from higher Nielsen ratings in key dayparts offset by reductions in digital advertising driven by coming out of a political voting year. Affiliate fee revenues increased by approximately $4.0 million due to new contractual relationships as well as rate increases for renewals. Subscription revenue increased by approximately $0.6 million with increases to Newsmax+ offset by reductions in publication subscriptions due to decreased new customer acquisition. Other revenue increased by approximately $1.2 million primarily driven by new international license deals. Product Sales increased by approximately $1.2 million as compared to prior year primarily driven by several books including Pagan Threat and Be Smart Pay Zero Taxes.

Cost of Revenues

Cost of revenues increased by approximately $21.8 million, or 23.4%, for the year ended December 31, 2025 compared to the year ended December 31, 2024. Payroll and production-related expenses increased by $13.5 million, primarily reflecting strategic investments in headcount, programming and production capabilities to support the ongoing expansion and enhancement of our content offering. Other activity includes stock-based compensation expense of $7.0 million, transmission expense of $1.5 million and remote shoots of $1.0 million offset by a decrease in distribution costs of $1.2 million.

Gross Profit

Gross profit decreased by approximately $3.6 million, or 4.6%, for the year ended December 31, 2025 compared to the year ended December 31, 2024. Gross profit as a percent of revenues decreased to 39.3% for the year ended December 31, 2025 from 45.6% for the year ended December 31, 2024. Gross profit decreased mainly due to an increase in cost of sales related to production head count and stock-based compensation.

47

General and Administrative Expense General and administrative expense increased by approximately $26.5 million or 17.9%, for the year ended December 31, 2025 compared to the year ended December 31, 2024. The increase was driven by increases in legal settlement expense along with increased marketing costs, travel expense related to news coverage, stock-based compensation, and professional and legal services around becoming a public company. Other (Expense) Income, Net Other (expense) income net decreased by approximately $2.7 million, or 115.2%, for the year ended December 31, 2025 compared to the year ended December 31, 2024. The decrease was primarily due to increases in income items interest and dividend income as well as increases in unrealized gains on marketable securities offset by non- cash mark to market adjustments for the derivative and warrant liabilities. Segment Analysis The following tables set forth our Revenues and Segment Adjusted EBITDA for the year ended December 31, 2025, as compared to the year ended December 31, 2024: 2025 2024 $ Change % Change Revenues Broadcasting $ 153,338,799 $ 130,708,404 $ 22,630,395 17.3 % Digital 35,916,122 40,308,050 (4,391,928) (10.9) % Total revenues $ 189,254,921 $ 171,016,454 $ 18,238,466 10.7% 2025 2024 $ Change % Change Segment Adjusted EBITDA Broadcasting $ 10,739,437 $ 19,726,103 $ (8,986,666) (45.6) % Digital (17,235,837) (9,478,015) (7,757,822) (81.9) % Adjusted EBITDA $ (6,496,400) $ 10,248,088 $ (16,744,487) (163.4) % 48

Broadcasting

	2025	2024	$ Change	% Change
Revenues				
Advertising	$ 104,279,886	$ 89,379,946	$ 14,899,940	16.7 %
Affiliate fee	30,645,767	26,661,701	3,984,066	14.9 %
Subscription	14,860,104	12,358,641	2,501,463	20.2 %
Other	3,553,042	2,308,116	1,244,926	53.9 %
Total revenues	153,338,799	130,708,404	22,630,395	17.3 %
Cost of revenues	86,467,319	71,000,230	15,467,089	21.8 %
Gross profit	66,871,480	59,708,174	7,163,306	12.0 %
General & administrative	56,132,043	39,982,071	16,149,972	40.4 %
Segment Adjusted EBITDA	$ 10,739,437	$ 19,726,103	$ (8,986,666)	(45.6)%

Broadcast Revenues, from our key segment for the Company, increased by $22.6 million for the year ended December 31, 2025, as compared to the year ended December 31, 2024, due to an increase in advertising revenue of approximately $14.9 million due to higher ratings in key dayparts and pricing and expanded reach from new affiliate agreements, affiliate fee revenue of approximately $4.0 million which is attributed to new contractual relationships starting later in 2024 as well as rate increases for 2025 and due to subscription revenue of approximately $2.5 million from Newsmax+.

Broadcast Segment Adjusted EBITDA decreased for the year ended December 31, 2025, as compared to the year ended December 31, 2024, primarily due to a increases cost of revenues and G&A expense related to increased headcount, programming and production costs on our main Newsmax TV channel as well as continued investment into Newsmax 2 for OTT to build out the programming to better monetize Newsmax 2 of FAST channels. Additional increases consisted of marketing for TV, audit, consulting and legal fees associated with becoming a public company and costs associated with coverage of the funeral for Pope Francis and the papal conclave for the election of Pope Leo XIV and the death of Charlie Kirk. These expense increases were offset by reductions in distribution and carriage costs, fulfillment costs and bank fees.

Digital

	2025	2024	$ Change	% Change
Revenues				
Advertising	$ 16,005,560	$ 19,748,525	$ (3,742,965)	(19.0)%
Subscription	12,657,008	14,548,457	(1,891,449)	(13.0)%
Product sales	7,253,340	6,010,329	1,243,011	20.7 %
Other	214	739	(525)	(71.0)%
Total revenues	35,916,122	40,308,050	(4,391,928)	(10.9)%
Cost of revenues	21,347,866	22,021,051	(673,185)	(3.1)%
Gross profit	14,568,256	18,286,999	(3,718,743)	(20.3)%
General & administrative	31,804,093	27,765,014	4,039,079	14.5 %
Segment Adjusted EBITDA	$ (17,235,837)	$ (9,478,015)	$ (7,757,822)	(81.9)%

Digital Revenues decreased by $4.4 million for the year ended December 31, 2025, as compared to the year ended December 31, 2024, due to decreases in advertising revenue of approximately $3.7 million and subscription revenue of approximately $1.9 million offset by increases in product sales of approximately $1.2 million. Such decreases are not unusual in the year after a U.S. presidential election.

Digital Segment Adjusted EBITDA decreased for the year ended December 31, 2025, as compared to year ended December 31, 2024, due to additional headcount and increased audit expenses related to capital raise.

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Year ended December 31, 2025 versus year ended December 31, 2024

The following table reconciles Net loss to Adjusted EBITDA for the year ended December 31, 2025, as compared to the year ended December 31, 2024:

	2025	2024
Net loss	$ (99,495,119)	$ (72,171,929)
Add		
Depreciation	2,789,875	3,115,635
Interest, net	(7,015,564)	(488,962)
Unrealized (gain) loss on marketable securities	(1,594,221)	290,081
Stock-based compensation	11,955,881	—
Other corporate matters [(1)]	78,612,413	76,940,693
Other, net [(2)]	8,250,335	2,562,569
Income tax expense	—	—
Adjusted EBITDA	$ (6,496,400)	$ 10,248,087

Please see the section titled "Non-GAAP Financial Measures" for a reconciliation of Net loss to Adjusted EBITDA and an explanation of why we consider Adjusted EBITDA to be a helpful measure for investors.

[(1)] For the years ended December 31, 2025 and 2024, primarily relates to the settlement of two lawsuits. See Footnote 12 - Legal in the notes to the consolidated financial statements for additional background on these legal matters.
[(2)] For the year ended December 31, 2025, Other, net primarily consisted of the final fair market adjustments of the warrant liability and derivative liability totaling $1.8 million and $6.1 million, respectively.

Liquidity and Capital Resources

We had approximately $20.4 million of cash and cash equivalents and $110.9 million in investments as of December 31, 2025. Our primary sources of liquidity during the year ended December 31, 2025 include cash on hand and cash generated from financing activities mainly due to receiving proceeds from issuance of convertible preferred stock and issuance of common stock during our March 2025 IPO.

On September 26, 2024, we entered into a settlement agreement with Smartmatic pursuant to which the parties agreed to resolve the lawsuits among them. We agreed to pay a settlement of approximately $40 million payable over time and granted a five year warrant to purchase 2,000 of Series B preferred stock at an exercise price of $5,000 per share. Following the conversion of the underlying Series B preferred stock into Class B common stock in connection with our March 28, 2025 initial public offering, Smartmatic has a five year warrant to purchase 1,333,333 shares of Class B common stock at an exercise price of $7.50 per share. Refer to Note 12. Legal for details of the settlement. As of the date hereof, we have made all payments required under the settlement agreement.

On August, 15, 2025, Newsmax Media, Inc. and Newsmax Broadcasting, LLC entered into a settlement agreement with Dominion Voting Systems, Inc. and certain of its affiliates ("Dominion"), pursuant to which such parties agreed to resolve the lawsuit among them for a total amount of $67.0 million to be paid in the current and next two fiscal years. The payments will be made in three installments: (1) $27.0 million was paid on August 15, 2025; (2) $20.0 million on or before January 15, 2026; and (3) $20.0 million on or before January 15, 2027.

In 2023, the Company entered into a settlement agreement with a commercial counterparty for $41.3 million. As of December 31, 2025, and pursuant to the payment schedule associated with this settlement agreement, the Company has a total of approximately $29.6 million remaining to be paid over time until 2029.

In addition to settlement-related obligations, the Company has material operating and finance lease commitments for office and studio space in Florida, New York and Washington, D.C. As of December 31, 2025, the Company's total undiscounted future minimum lease payments were approximately $10.4 million, including $4.5 million due in 2026, $1.8 million due in 2027, $1.5 million due in 2028, $1.3 million due in 2029 and $1.2 million due in 2030, as further described in Note 6 – Leases to the Consolidated Financial Statements. The Company expects to fund these lease obligations through cash on hand and cash generated from operations.

50

We completed the Private Placement on February 27, 2025, having sold 45,000 shares of our Series B Preferred Stock, resulting in total net proceeds to us of $206.6 million, consisting of $80.7 million and $125.8 million received during the years ended December 31, 2025 and 2024, respectively. We completed our Initial Public Offering on March 28, 2025 resulting in net proceeds of $66.4 million. The principal uses of cash that affect our liquidity position include the following: operational expenditures including production cost, marketing and promotional expenses, expenses related to broadcasting our programming, employee and facility costs, capital expenditures, and legal fees and settlements. We believe these sources of liquidity are sufficient to meet our business operating requirements and its capital expenditures for the next 12 months. Convertible Preferred Stock Prior to the March 28, 2025 initial public offering, we had outstanding Convertible and Redeemable Preferred Stock, which all converted in connection with the initial public offering. The conversion included accumulated dividends on the Redeemable Preferred Stock except for those shares held by two preferred stockholders who elected to receive their accumulated dividends in cash on the initial public offering date. As of December 31, 2025, we do not have Convertible and Redeemable Preferred Stock outstanding. Cash and Cash Equivalents As of December 31, 2025, cash and cash equivalents balance was approximately $20.4 million. Cash and cash equivalents consist of interest-bearing deposit accounts and money market accounts managed by third-party financial institutions, and highly liquid investments with maturities of three months or less. The existing cash and cash equivalents, along with projected cash flows, are sufficient to fund our liquidity needs for the next 12 months. At this time, we do not anticipate the need to raise additional capital. The following table shows cash flows from operating activities, investing activities and financing activities for: December 31, 2025 2024 Net cash provided by (used in): Operating activities $ (104,454,878) $ (48,687,432) Investing activities (53,123,819) (58,428,592) Financing activities 153,958,832 125,131,700 Operating Activities Net cash used in operating activities for the year ended December 31, 2025 was $104.5 million and was primarily driven by the $40.0 million funding of the of the settlement escrow, settlement-related payments and higher operating expenses, partially offset by favorable changes in working capital. Net cash used in operating activities for the year ended December 31, 2024 was $48.7 million and was primarily driven by higher operating expenses, partially offset by favorable changes in working capital. Investing Activities Net cash used in investing activities for the year ended December 31, 2025 was $53.1 million primarily due to an increase in the purchase of investments offset by proceeds from the sale and maturity of investments. Net cash used in investing activities for the year ended December 31, 2024 was $58.4 million primarily due to an increase in the purchase of investments. Financing Activities Net cash provided by financing activities for the year ended December 31, 2025 was $154.0 million primarily due to proceeds received from issuance of convertible stock and common stock in the initial public offering and the Reg D financing. 51

Net cash provided by financing activities for the year ended December 31, 2024 was $125.1 million primarily due to a proceeds received from issuance of convertible stock. Non-GAAP Financial Measures In addition to our results determined in accordance with accounting principles generally accepted in the United States, or GAAP, we believe the following non-GAAP financial measure is useful in evaluating our operating performance. Adjusted EBITDA is defined as revenues less cost of revenues and general and administrative expenses and does not include depreciation and amortization, interest expense, net, impairment charges, unrealized gains (losses) on marketable securities, other corporate matters (consisting primarily of certain litigation expenses, and related fees, for specific legal proceedings and settlements that we have determined are not representative of the Company's core operating performance), other, net, and income tax expense. Management believes that information about Adjusted EBITDA assists all users of our financial statements by allowing them to evaluate changes in the operating results of our portfolio of businesses separate from non-operational factors that affect net income, thus providing insight into both operations and the other factors that affect reported results. Adjusted EBITDA provides management, investors and equity analysts a measure to analyze the operating performance of our business and its enterprise value against historical data and competitors’ data, although historical results, including Adjusted EBITDA, may not be indicative of future results (as operating performance is highly contingent on many factors, including customer tastes and preferences). Adjusted EBITDA is considered a non-GAAP financial measure and should be considered in addition to, not as a substitute for, net income, cash flow and other measures of financial performance reported in accordance with U.S. generally accepted accounting principles (“GAAP”). In addition, this measure does not reflect cash available to fund requirements and excludes items, such as depreciation and amortization and impairment charges, which are significant components in assessing our financial performance. Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies. Critical Accounting Estimates Management’s Discussion and Analysis of Financial Condition and Results of Operations discusses our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. On an on-going basis, management evaluates its estimates and judgments. Management bases its estimates and judgments on historical experience as well as various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK We are a smaller reporting company as defined by Rule 12b-2 of the Exchange Act and are not required to provide the information otherwise required under this Item. ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA The information required by this item is contained in the financial statements set forth in Item 15(a) under the caption “Consolidated Financial Statements” as part of this Annual Report. ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE None. 52

ITEM 9A. CONTROLS AND PROCEDURES Evaluation of Disclosure Controls and Procedures Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), as appropriate to allow timely decisions regarding required disclosure. We are responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined by Exchange Act Rule 13a-15(f). Our internal controls are designed to provide reasonable assurance as to the reliability of our financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Internal control over financial reporting has inherent limitations and may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable, not absolute, assurance with respect to financial statement preparation and presentation. Further, because of changes in conditions, the effectiveness of internal control over financial reporting may vary over time Our management, with the participation of our CEO and CFO, evaluated the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15(d)-15(e) of the Exchange Act. In addition, management evaluated the effectiveness of our internal control over financial reporting based on the criteria set forth in the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on such evaluation, our CEO and CFO have concluded that as of December 31, 2025, our disclosure controls and procedures were not effective due to material weaknesses in our internal control over financial reporting described below. Management’s Annual Report on Internal Control Over Financial Reporting This Annual Report on Form 10-K includes a report of management’s assessment regarding the effectiveness of our internal control over financial reporting; however our independent registered public accounting firm has not issued an attestation report of the effectiveness of our internal control over financial reporting. Since we are an “emerging growth company” under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting for so long as we are an emerging growth company. Internal Control over Financial Reporting Because of the material weaknesses described below, management has concluded that the Company’s internal control over financial reporting was not effective as of December 31, 2025. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. • Lack of adequate policies and procedures to support the operation of the Company’s business processes and internal control framework, including monitoring activities. In addition, the Company has not documented risk assessment procedures to set suitable objectives, identify relevant business risks, assess fraud risk, and develop associated responses to those risks. This includes designing appropriate business process controls in each of the following business cycles: revenue (including evaluation of new and modified contracts for proper accounting), period-end reporting, procure to pay, asset management, treasury, and income tax. • Evidence is not maintained to support the review and approval of the complete population of journal entries including maintaining appropriate segregation of duties. • Evidence is not maintained to support that certain controls were appropriately designed and implemented to ensure timely reporting of complete and accurate financial information. Specifically, the Company lacked evidence over review of subledgers and account reconciliations to ensure timely detection of material misstatements in financial statement balances and the related footnote disclosures in each of the following business cycles: revenue, period-end reporting, procure to pay, asset management, and treasury. 53

• Management did not fully design, implement and monitor general information technology controls in the areas related to privileged access, provisioning, terminations, user access review, vulnerability assessment and backup recovery controls and segregation of duties for systems supporting substantially all of the Company’s internal control processes. These ineffective information technology controls contributed to (i) improper segregation of duties among certain business process controls and (ii) ineffective data validation of spreadsheets and system- generated reports. Management's Remediation Plan for Material Weaknesses in Internal Control over Financial Reporting The Company remains actively engaged in remediation efforts and is committed to strengthening its corporate governance and internal control environment. However, each material weakness will not be considered remediated until the applicable controls have operated for a sufficient period of time and management has concluded, through testing, that such controls are operating effectively. We have undertaken, and continue to undertake, several remediation measures designed to remediate these material weaknesses. These efforts include, among other actions, hiring additional accounting personnel with appropriate technical expertise, engaging qualified third-party advisors to assist with complex accounting and financial reporting matters, and enhancing documentation surrounding accounting policies, internal controls, and significant transactions. We are also formalizing elements of our business processes, enhancing management oversight, and evaluating the ongoing effectiveness of our internal controls. Additional steps are being implemented to improve our financial reporting systems and to establish new or revised control procedures where necessary. The Company will continue to invest in the necessary resources to complete these remediation efforts as expeditiously as possible. Limitations on Effectiveness of Controls and Procedures A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. We do not expect that our disclosure controls will prevent or detect all errors and all fraud. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with associated policies or procedures. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected. Changes in Internal Control Over Financial Reporting There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the year ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. ITEM 9B. OTHER INFORMATION During the fiscal quarter ended December 31, 2025, none of our directors or executive officers adopted or terminated any contract, instruction or written plan for the purchase or sale of Company securities that was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) or any “non-Rule 10b5-1 trading arrangement.” ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS Not applicable. 54

PART III ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE The information required under Item 10 is incorporated herein by reference to our definitive proxy statement to be filed with the SEC within 120 days after the end of our fiscal year ended December 31, 2025 (the "2026 Proxy Statement") in connection with our 2026 Annual General Meeting of Shareholders. ITEM 11. EXECUTIVE COMPENSATION The information required by this item will be contained in the 2026 Proxy Statement under the captions “Executive Compensation” and “Non-Employee Director Compensation” and is incorporated in this Annual Report on Form 10-K by reference. ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS The information required by this item will be contained in the 2026 Proxy Statement under the captions “Security Ownership of Certain Beneficial Owners and Management” and “Equity Compensation Plan Information” and is incorporated in this Annual Report on Form 10-K by reference. ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE The information required by this item will be contained in the 2026 Proxy Statement under the captions “Certain Relationships and Related-Party and Other Transactions” and “Corporate Governance – Director Independence” and is incorporated in this Annual Report on Form 10-K by reference. ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES The information required by this item will be contained in the 2026 Proxy Statement under the caption “Ratification of Appointment of Independent Registered Public Accounting Firm” and is incorporated in this Annual Report on Form 10-K by reference. 55

PART IV ITEM 15. EXHIBIT AND FINANCIAL STATEMENT SCHEDULES. (a) Documents filed as part of this Annual Report on Form 10-K 1.Consolidated Financial Statements: See accompanying Index to Consolidated Financial Statements. 2. Consolidated Financial Statement Schedules: Financial statement schedules are omitted either due to the absence of conditions under which they are required or because the information required is included in the notes to the Company’s Consolidated Financial Statements. (b) Exhibit Index Exhibit No. Description 3.1 Amended and Restated Articles of Incorporation (Incorporated by reference to Exhibit 2.8 to the Company's Offering Statement on Form 1-A filed on March 6, 2025). 3.2 Amended and Restated Bylaws (Incorporated by reference to Exhibit 2.9 to the Company's Offering Statement on Form 1-A filed on March 6, 2025). 4.1 Form of Placement Agent Warrant (Incorporated by reference to Exhibit 3.1 to the Company's Offering Statement on Form 1-A filed on March 6, 2025). 10.1+ Offer Letter by and between Newsmax Media, Inc. and Andrew Brown dated August 13, 2012 (Incorporated by reference to Exhibit 6.4 to the Company's Offering Statement on Form 1-A filed on March 6, 2025). 10.2 Master Note by and between Newsmax Media, Inc. and The Northern Trust Company dated October 8, 2023 (Incorporated by reference to Exhibit 6.1 to the Company's Offering Statement on Form 1-A filed on March 6, 2025). 10.3 Assignment and Assumption Agreement by and between Newsmax Media, Inc. and Newsmax Inc. dated April 29, 2024 (Incorporated by reference to Exhibit 4.7 to the Company's Offering Statement on Form 1-A filed on March 6, 2025). 10.4 Assignment and Assumption Agreement by and between Newsmax Media, Inc. and Newsmax Inc. dated April 29, 2024 (Incorporated by reference to Exhibit 4.8 to the Company's Offering Statement on Form 1-A filed on March 6, 2025). 10.5+ Amended and Restated Employment Agreement by and between Newsmax Media, Inc. and Christopher Ruddy dated June 3, 2024 (Incorporated by reference to Exhibit 6.2 to the Company's Offering Statement on Form 1-A filed on March 6, 2025). 10.6+ Amended and Restated Employment Agreement by and between Newsmax Media, Inc. and Darryle Burnham dated June 3, 2024 (Incorporated by reference to Exhibit 6.3 to the Company's Offering Statement on Form 1-A filed on March 6, 2025). 10.7 Form of Subscription Agreement for purchase of Class B Common Stock (Incorporated by reference to Exhibit 4.11 to the Company's Offering Statement on Form 1-A filed on March 6, 2025). 10.8 Form of Subscription Agreement (DealMaker) for purchase of Class B Common Stock (Incorporated by reference to Exhibit 4.13 to the Company's Offering Statement on Form 1-A filed on March 6, 2025). 10.9+ Form of Equity Incentive Plan (Incorporated by reference to Exhibit 6.6 to the Company's Offering Statement on Form 1-A filed on March 6, 2025). 10.1 Form of Indemnification Agreement with Executive Officers and Directors of the Company (Incorporated by reference to Exhibit 6.7 to the Company's Offering Statement on Form 1-A filed on March 6, 2025). 10.11+ Form of Stock Option Agreement (Incorporated by reference to Exhibit 6.8 to the Company's Offering Statement on Form 1-A filed on March 6, 2025). 10.12+ 2025 Omnibus Equity Incentive Plan (Incorporated by reference to Exhibit 6.9 to the Company's Offering Statement on Form 1-A filed on March 6, 2025). 10.13+ Stock Option Agreement (2025 Omnibus Equity Incentive Plan) (Incorporated by reference to Exhibit 6.10 to the Company's Offering Statement on Form 1-A filed on March 6, 2025). 10.14 Standby Equity Purchase Agreement, dated April 4, 2025, by and between Newsmax Inc. and YA II PN, Ltd. (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on April 7, 2025) 56

19.1* Insider Trading Policy. 21.1* Subsidiaries of the Registrant. 23.1* Consent of Independent Registered Public Accounting Firm. 31.1* Certification of Chief Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. 31.2* Certification of Chief Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. 32.1** Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. 97.1 Clawback Policy (Incorporated by reference to Exhibit 99.1 to the Company's Offering Statement on Form 1-A filed on March 6, 2025). 101.INS* Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document). 101.SCH* Inline XBRL Taxonomy Extension Schema Document. 101.CAL* Inline XBRL Taxonomy Extension Calculation Linkbase Document. 101.LAB* Inline XBRL Taxonomy Extension Labels Linkbase Document. 101.PRE* Inline XBRL Taxonomy Extension Presentation Linkbase Document. 101.DEF* Inline XBRL Taxonomy Extension Definition Linkbase Document. 104* Cover Page Interactive Data File - the cover page of the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2025 is formatted in Inline XBRL. * Filed herewith. ** This certification is deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (Exchange Act), or otherwise subject to the liability of that section, nor shall it be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act. + Indicates a management contract or compensatory plan. ¥ Certain exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Company agrees to furnish supplementally a copy of all omitted exhibits and schedules to the Securities and Exchange Commission upon its request. ITEM 16. FORM 10-K SUMMARY None. 57

SIGNATURES Pursuant to the requirements of Section 13 and 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized on this 26th day of March, 2026. NEWSMAX INC. /s/ Christopher Ruddy Christopher Ruddy, Chief Executive Officer and Director Each person whose signature appears below constitutes and appoints Christopher Ruddy and Darryle Burnham, acting alone or together with the other attorney-in-fact, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for such person and in his or her name, place and stead, in any and all capacities, to sign any or all further amendments, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated. Signature Title Date /s/ Christopher Ruddy Chief Executive Officer and Director March 26, 2026 Christopher Ruddy (Principal Executive Officer) /s/ Darryle Burnham Chief Financial Officer March 26, 2026 Darryle Burnham (Principal Financial and Accounting Officer) /s/ Nancy G. Brinker, Director March 26, 2026 Nancy G. Brinker, /s/ Christopher N. Cox Director March 26, 2026 Christopher N. Cox /s/ R. Alexander Acosta Director March 26, 2026 R. Alexander Acosta /s/ David Gandler Director March 26, 2026 David Gandler /s/ David A.R. Evans Director March 26, 2026 David A.R. Evans /s/ Paula J. Dobriansky Director March 26, 2026 Paula J. Dobriansky 58

Newsmax Inc. Index to Audited Financial Statements for the Years Ended December 31, 2025 and 2024 Page Report of Independent Registered Public Accounting Firm (BDO USA, P.C., Miami, FL, Auditor Firm ID: 243) F-2 Consolidated Balance Sheets F-3 Consolidated Statements of Operations and Comprehensive Loss F-5 Consolidated Statements of Convertible and Redeemable Preferred Stock and Stockholders’ Equity (Deficit) F-6 Consolidated Statements of Cash Flows F-7 Notes to Consolidated Financial Statements F-9

Report of Independent Registered Public Accounting Firm Shareholders and Board of Directors Newsmax Inc. Boca Raton, Florida Opinion on the Consolidated Financial Statements We have audited the accompanying consolidated balance sheets of Newsmax Inc. (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive loss, convertible and redeemable preferred stock and stockholders’ equity (deficit), and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America. Basis for Opinion These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion. /s/ BDO USA, P.C. We have served as the Company’s auditor since 2022. Miami, Florida March 26, 2026 F-2

NEWSMAX INC. CONSOLIDATED BALANCE SHEETS December 31, 2025 December 31, 2024 ASSETS Current assets Cash and cash equivalents $ 20,433,021 $ 24,052,887 Funds held in escrow 20,000,000 - Investments 110,895,693 58,310,955 Accounts receivable, net 33,414,435 28,265,721 Inventories, net 2,027,168 1,792,697 Prepaid expenses and other current assets 8,690,490 8,925,294 Total current assets 195,460,807 121,347,554 Property and equipment, net 6,264,885 6,225,617 Right-of-use assets - operating leases 8,823,716 7,191,606 Other assets 8,711,807 10,698,660 Security deposits 581,863 609,426 Funds held in escrow 20,000,000 - Total assets $ 239,843,078 $ 146,072,863 LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT) Current liabilities Accounts payable $ 16,770,777 $ 14,670,846 Accrued expenses 11,837,167 9,882,720 Accrued payroll 2,826,595 2,220,872 Accrued distribution 231,187 1,068,366 Deferred revenue 12,599,119 13,652,699 Operating lease liability 3,938,001 3,894,102 Finance lease liability 124,970 199,237 Settlement liability 26,487,028 29,099,265 Share repurchase liability 6,461,320 - Warrant liability - 6,499,821 Derivative liability - 41,459,418 Total current liabilities 81,276,164 122,647,346 Long-term liabilities Deferred revenue - non-current 3,148,945 2,835,218 Operating lease liability - non-current 5,287,134 4,049,256 Finance lease liability - non-current 4,961 129,930 Other long-term liabilities 925,000 - Settlement liability - non-current 43,152,322 25,477,941 Total liabilities $ 133,794,526 $ 155,139,691 The accompanying notes are an integral part of these consolidated financial statements. F-3

NEWSMAX INC. CONSOLIDATED BALANCE SHEETS (CONTINUED) December 31, 2025 December 31, 2024 Commitments and contingencies (Note 11) Convertible and redeemable preferred stock, $0.001 par value; 11,034 shares authorized; and 0 and 5,575 shares issued and outstanding as of December 31, 2025 and December 31, 2024 $ - $ 128,576,901 Stockholders’ equity (deficit) Convertible and redeemable preferred stock, $0.001 par value; 60,000 shares authorized; and 0 and 27,612 shares issued and outstanding as of December 31, 2025 and December 31, 2024 - 86,742,045 Class A common stock, 0.001 par value; 50,000,000 shares authorized; 39,239,297 shares issued and outstanding; Class B common stock, 0.001 par value; 940,000,000 shares authorized; 89,889,822 shares issued and outstanding at December 31, 2025. Class A common stock, 0.001 par value; 50,000,000 Class A shares authorized; 68,127,538 Class A shares issued with 41,065,954 outstanding at December 31, 2024; 940,000,000 Class B shares authorized; 0 Class B shares issued and outstanding at December 31, 2024 (1) 129,129 10 Treasury stock, 0 and 27,061,584 shares at cost, respectively - (14,622,222) Additional paid-in capital 433,325,830 18,056,702 Accumulated other comprehensive income (loss) 464,365 (52,849) Accumulated deficit (327,870,772) (227,767,415) Total stockholders’ equity (deficit) 106,048,552 (137,643,729) Total liabilities, convertible and redeemable preferred stock and stockholders’ equity (deficit) $ 239,843,078 $ 146,072,863 (1) On March 28, 2025, the Company announced a 6,765.396 for 1 stock split, effective March 31, 2025. This stock split is reflected retroactively in all periods presented for the common shares issued and outstanding. See Note 1. Nature of Business. The accompanying notes are an integral part of these consolidated financial statements. F-4

NEWSMAX INC. CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS Years Ended December 31, 2025 2024 Revenues Service revenue $ 182,001,581 $ 165,006,126 Product revenue 7,253,340 6,010,329 Total revenues 189,254,921 171,016,455 Cost of services 110,417,854 87,769,267 Cost of products sold 4,414,694 5,252,014 Gross profit 74,422,373 77,995,174 General and administrative expenses Personnel costs 32,937,356 25,564,977 Advertising costs 21,673,886 16,872,315 Professional fees 13,441,528 6,714,104 Rent and utilities 6,003,909 5,978,377 Depreciation 2,789,875 3,115,635 Other corporate matters 78,612,413 76,940,693 Other 18,817,975 12,617,313 Total general and administrative expenses 174,276,942 147,803,414 Loss from operations (99,854,569) (69,808,240) Other income (expense), net Interest and dividend income 7,038,731 580,502 Interest expense (23,167) (91,540) Unrealized gain (loss) on marketable securities 1,594,221 (290,081) Other, net (8,250,335) (2,562,569) Total other income (expense), net 359,450 (2,363,688) Net loss before income taxes (99,495,119) (72,171,928) Income tax expense — — Net loss $ (99,495,119) $ (72,171,928) Other comprehensive income (loss) Unrealized gain (loss) on available for sale debt investments, net of income tax 517,214 (52,849) Comprehensive loss $ (98,977,905) $ (72,224,777) Weighted average common stock outstanding, basic and diluted 108,205,893 41,065,954 Net loss per share attributable to common stockholders, basic and diluted (1) $ (0.96) $ (1.95) (1) On March 28, 2025, the Company announced a 6,765.396 for 1 stock split, effective March 31, 2025. This stock split is reflected retroactively in all periods presented for the common shares issued and outstanding. See Note 1. Nature of Business. The accompanying notes are an integral part of these consolidated financial statements. F-5

NEWSMAX INC.
CONSOLIDATED STATEMENTS OF CONVERTIBLE AND REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT)
FOR THE YEARS ENDED DECEMBER 31, 2025 and 2024

	Convertible and Redeemable Series A Preferred Stock		Class A and Class B Common Stock [(1)]		Convertible and Redeemable Series B Preferred Stock		Treasury Stock [(1)]		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount				
December 31, 2023	5,575	$ 126,018,101	41,065,954	$ 10	0	$ —	27,061,584	$ (14,622,222)	$ 18,056,702	$ —	$(153,036,687)	$ (149,602,197)
Dividends accretion	—	2,558,800	—	—	—	—	—	—	—	—	(2,558,800)	(2,558,800)
Other comprehensive loss	—	—	—	—	—	—	—	—	—	(52,849)	—	(52,849)
Sale of preferred stock Series B	—	—		—	27,612	85,003,159						85,003,159
Issuance of equity-classified warrants	—	—	—	—	—	1,738,886	—	—	—	—	—	1,738,886
Net loss	—	—	—	—	—	—	—	—	—	—	(72,171,928)	(72,171,928)
December 31, 2024	5,575	128,576,901	41,065,954	10	27,612	86,742,045	27,061,584	(14,622,222)	18,056,702	(52,849)	(227,767,415)	(137,643,729)
Dividends accretion	—	608,238	—	—	—	—	—	—	—	—	(608,238)	(608,238)
Other comprehensive income	—	—	—	—	$ —	—	—	—	—	517,214	—	517,214
Sale of preferred stock Series B	—	—	—	—	17,379	51,982,894	—	—	—	—	—	51,982,894
Issuance of equity-classified warrants	—	—	—	—	0	1,144,976	—	—	—	—	—	1,144,976
Issuance of common stock, net of offering cost and expenses	—	—	7,500,000	7,500	0	—	—	—	64,587,965	—	—	64,595,465
Dividends	—	—	—	—	0	—	—	—	(915,069)	—	—	(915,069)
Recapitalization and conversion of preferred stock, treasury stock retired	(5,575)	(129,185,139)	79,623,230	120,672	(44,991)	(139,869,91	(27,061,584	14,622,222	329,312,157	—	—	204,185,136
Issuance of Class B common stock for exercise of options, net of tax withholding	—	—	928,410	942	—	—	—	—	1,415,699	—	—	1,416,641
Standby Equity Purchase agreement commitment fee	—	—	—	—	—	—	—	—	500,000	—	—	500,000
Additional stock issuance	—	—	11,525	5	—	—	—	—	88,495	—	—	88,500
Stock-based compensation	—	—	—	—	—	—	—	—	11,955,880	—	—	11,955,880
Warrant Liability conversion	—	—	—	—	—	—	—	—	8,324,000	—	—	8,324,000
Net loss	—	—	—	—	—	—	—	—	—	—	(99,495,119)	(99,495,119)
December 31, 2025	—	$ —	129,129,119	$ 129,129	—	$ —	—	$ —	$433,325,830	$ 464,365	$(327,870,772)	$ 106,048,552

(1) On March 28, 2025, the Company announced a 6,765.396 for 1 stock split, effective March 31, 2025. This stock split is reflected retroactively in all periods presented for the par value and the common shares issued and outstanding. See Note 1. Nature of Business.

The accompanying notes are an integral part of these consolidated financial statements.

F-6

NEWSMAX INC. CONSOLIDATED STATEMENTS OF CASH FLOWS Years Ended December 31, Cash flows from operating activities: Net loss $ (99,495,119) $ (72,171,928) Adjustments to reconcile net loss to net cash used in operating activities: Depreciation and amortization 6,327,229 6,172,395 Stock-based compensation 11,955,882 - Change in fair value of warrant liability 1,824,179 6,499,821 Change in fair value of derivative liability 6,104,230 2,380,393 (Recovery of) provision for credit losses (186,031) 259,269 Unrealized (gain) loss on marketable securities (1,594,221) 290,081 Lease expense 3,615,173 3,453,550 Commitment fee - standby equity purchase agreement 500,000 - Changes in operating assets and liabilities: (Increase) decrease in assets: Accounts receivable (4,971,013) (6,553,234) Inventory (234,471) 2,042,009 Prepaid expenses and other current assets (1,703,859) (3,517,375) Funding of settlement escrow (40,000,000) - Other assets (1,550,501) - Security deposits 27,563 176,452 Increase (decrease) in liabilities: Accounts payable 1,921,304 (5,087,528) Accrued expenses 1,722,991 7,400,084 Lease liabilities (3,965,506) (3,686,910) Settlement liability 15,062,144 15,139,668 Other long-term liabilities 925,000 - Deferred revenue (739,853) (1,484,180) Net cash used in operating activities (104,454,878) (48,687,432) Cash flows from investing activities: Purchase of investments (148,947,833) (57,432,300) Proceeds from maturity of investments 48,700,000 - Sale of investments 49,774,530 - Purchase of property and equipment (2,650,515) (996,291) Net cash used in investing activities (53,123,819) (58,428,592) Cash flows from financing activities: Proceeds from issuance of convertible preferred stock, net 80,742,222 125,821,070 Proceeds from issuance of common stock IPO, net 67,469,857 - Payments of third-party IPO issuance costs (1,110,404) - Proceeds from exercise of stock options 7,882,962 - Proceeds from additional stock issuance 88,500 - Payment of dividend (915,069) - Payment of line of credit - (500,000) Principal payment under finance lease obligation (199,237) (189,370) Net cash provided by financing activities 153,958,832 125,131,700 Net change in cash (3,619,865) 18,015,676 Cash and cash equivalents – beginning 24,052,887 6,037,211 Cash and cash equivalents – ending $ 20,433,022 $ 24,052,887 2025 2024 The accompanying notes are an integral part of these consolidated financial statements. F-7

NEWSMAX INC. CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED) Years Ended December 31, 2025 2024 Supplemental disclosures of cash flow information: Operating lease assets obtained in exchange for operating lease liabilities $ 5,248,175 $ 38,955 Taxes paid 28,160 16,374 Interest paid 1,829 42,300 Non-cash transactions: Property and equipment acquired through accounts payable $ 178,627 $ 151,415 Non-cash financing activities: Issuance of warrants resulting in recognition of warrant liabilities $ - $ 6,373,757 Issuance of warrants in connection with the issuance of convertible stock 1,144,976 1,738,886 Common stock issuance costs reclassified from prepaid expenses (1,798,989) - Conversion of preferred stock Series A to common stock 129,185,139 - Conversion of preferred stock Series B to common stock 139,869,915 - Conversion of derivative liability to equity 75,000,000 - Conversion of warrant liability to equity 8,324,000 - The accompanying notes are an integral part of these consolidated financial statements. F-8

NOTE 1. NATURE OF BUSINESS Newsmax Inc. began as Newsmax Media, Inc., a Nevada Corporation, which was incorporated on July 15, 1998, and registered on August 20, 1998, as a foreign corporation in the State of Florida. During 2014, Newsmax Media, Inc. changed its state of domicile from Nevada to Delaware. In connection with the change, the NMX Holdings, LLC entity was dissolved. On April 14, 2024, Newsmax Media, Inc. consummated a corporate reorganization. Newsmax Inc. (the “Company”) was formed as a new holding company that owns all of the outstanding shares of the operating company, Newsmax Media, Inc. The stockholders of Newsmax Media, Inc. exchanged their shares of capital stock in Newsmax Media, Inc. for the same class and number of shares in Newsmax Inc. Subsequently, Newsmax Media, Inc. changed its state of domicile from Delaware to Florida. As a result of this reorganization, Newsmax Inc. became the direct holding company and the sole shareholder of Newsmax Media, Inc. Newsmax Media, Inc.’s ownership of its subsidiaries was not affected or changed as a result of this reorganization. The Company is a multi-platform media company that provides original news and lifestyle content using a mixed-revenue model that derives income from its linear cable television and over-the-top (“OTT”) news channels, websites, proprietary database, publishing products and e-commerce products. The Company uses original news and editorial content to draw large numbers of readers to its media outlets in order to sell advertising, print and online information products. The Company’s business operations are conducted through two operating segments, Broadcasting and Digital. Private Placement In June 2024, the Company issued a Private Placement Memorandum (“PPM”) to potential investors, aiming to raise capital through the sale of its Series B Preferred Stock in a Private Placement. The initial offering was for up to 30,000 shares of Series B Preferred Stock at $5,000 per share for a base offering amount of $150,000,000, with the option to expand up to 45,000 shares of Series B Preferred Stock for an offering amount of $225,000,000. The PPM was distributed to accredited investors as defined under Regulation D of the Securities Act of 1933. In connection with the PPM, the Company agreed to issue a three-year warrant to Digital Offering, LLC, as placement agent for the Private Placement, exercisable for 900 shares of Series B Preferred Stock with an exercise price per share of $5,000 upon the closing of the PPM. As of December 31, 2024, the Company had raised approximately $138,000,000. The offering was closed on February 27, 2025 and raised a total of $225,000,000. Initial Public Offering and Listing On February 27, 2025, the Company completed the sale of the remaining Series B Preferred Stock from the PPM raising approximately $87,000,000. On March 24, 2025, a majority in interest of the shareholders of the Company approved by written consent (1) the amending and restating of the Company's articles of incorporation, the recapitalization of the Company's capital stock and the appointment of directors and (2) the Company's 2025 Omnibus Equity Incentive Plan. See Note 15. Equity-Based Compensation. On March 28, 2025, the Company completed its initial public offering (the “IPO”). Concurrently with the closing of the IPO and in accordance with the terms of the applicable Certificates of Designation, all shares of the Company’s Series A-1 Preferred Stock, Series A-2 Preferred Stock, and Series A-3 Preferred Stock automatically converted into shares of the Company’s then-existing Class A Common Stock. At the Company’s election, all shares of the Company’s Series A Preferred Stock also converted into shares of the Company’s then-existing Class A Common Stock. All shares of Series B Preferred Stock automatically converted into shares of Class B Common Stock. On March 28, 2025 the Company also amended and restated its Articles of Incorporation (the “Amended and Restated Articles of Incorporation”) to reclassify its authorized share capital to implement a dual class of securities. As a result, each share of the Company's then-existing Class A Common Stock that was issued and outstanding immediately prior to the effectiveness of the Amended and Restated Articles of Incorporation, and not held by the Company's CEO, was recapitalized, reclassified, and reconstituted into one fully paid and non-assessable share of Class B Common Stock of Newsmax Inc. Each share of the Company’s then-existing Class A Common Stock held by the Company's CEO immediately before the recapitalization, was recapitalized, reclassified, and reconstituted into one fully paid and non- assessable share of Class A Common Stock of Newsmax Inc. The IPO resulted in total net proceeds of $67,469,857. On March 31, 2025, the Company listed on The New York Stock Exchange under the ticker symbol “NMAX”. F-9

Stock Split On March 28, 2025, a previously announced forward stock split of the Company's issued and outstanding shares of common stock at a ratio of 6,765.396-for-1 took effect. Accordingly, the Company has adjusted the number of issued and outstanding common shares, par value, and the computations of basic and diluted earnings per share retroactively for all periods presented in the financial statements and related notes. Immediately following the recapitalization 27,061,584 shares (post stock split) of treasury stock were effectively retired. Broadcasting The broadcasting segment produces and licenses news, business news and lifestyle content for distribution primarily through multichannel video programming distributors (“MVPDs”) including cable television systems, direct broadcast satellite operators and telecommunication companies, primarily in the United States. The Company creates and broadcasts content and distributes such content using a hybrid distribution strategy of linear cable, free OTT channels, over-the-air and free ad-supported streaming television services (“FAST”) channels. The broadcast segment generates revenues from (1) linear TV channels, primarily through advertising sales, (2) OTT and FAST channels, primarily through revenue derived from third-party advertising in connection with services accessed through websites, apps and digital media players, (3) affiliate revenue earned through MVPDs broadcasting the Company’s content to their paid subscribers, and (4) subscription revenue earned via the Company’s new Newsmax+ subscription program which users can sign up to receive the Company’s content directly. Digital The digital segment generates revenues through (1) online advertising, including online display, email advertising, other online placements and print advertisements, (2) subscriptions, including our collection of specialized health and financial newsletters, Newsmax Magazine and four online membership programs, and (3) e-commerce, primarily through our subsidiaries that sell nutraceuticals and nonfiction books on political, financial and health-related topics. The Company also distributes content through its websites and social media accounts, apps, email and newsletters. The Company’s websites and apps provide live and/or on-demand streaming of network-related programming to allow video subscribers of the Company’s participating distribution partners to view Company content via the internet. NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES Principles of Consolidation The consolidated financial statements include the accounts of Newsmax Inc. and its wholly owned subsidiaries Newsmax Media Inc, Medix Select, LLC (“Medix”), Crown Atlantic Insurance, LLC (“Crown”), Newsmax Broadcasting, LLC (“Broadcasting”), Humanix Publishing, LLC (“Humanix”), ROI Media Strategies (“ROI”) and Newsmax Radio LLC (“Radio”). All intercompany balances and transactions have been eliminated in consolidation. Use of Estimates The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States (“GAAP”) requires management to make estimates and assumptions that affect the amounts that are reported in the consolidated financial statements and accompanying disclosures. Although these estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future, actual results may differ from those estimates. Immaterial correction of error In the second quarter of 2025, the Company identified immaterial errors that were corrected in its consolidated financial statements. The Company understated cost of revenues and overstated general and administrative by $6.1 million for the year ended December 31, 2024 due to a misclassification of employee payroll costs. Additionally the Company understated prepaid and other assets - current and overstated other assets - non-current by $3.1 million as of December 31, 2024 due to a misclassification of the current portion of the other assets. F-10

The Company has corrected the account classification in the current period consolidated financial statements. The correction had no impact on loss from continuing operations, net loss, loss per share, total assets, total liabilities, equity (deficit) or cash flows for any period presented. Cash and Cash Equivalents The Company considers all investments, which includes money market funds, short-term treasuries and certificate of deposits, purchased with original maturities of three (3) months or less to be cash and cash equivalents. From time to time, the cash balance in the Company's bank accounts may exceed amounts covered by the insurance provided by the U.S. Federal Deposit Insurance Corporation (“FDIC”). The Company has not experienced any losses in such accounts and believes it is not exposed to significant credit risk. Investments Equity Securities The Company accounts for its equity securities in accordance with ASC Topic 321, Investments - Equity Securities. Equity securities are measured at fair value, with changes in fair value recognized in net income (loss). The Company’s investments consist of equity securities with readily determinable fair values. The cost of securities sold is based on the specific identification method, and interest and dividends on securities are included in non-operating income (expense). The fair market value of equity securities is determined based on quoted market prices in active markets. See Note 3 - Fair Value Measurements, for additional information regarding the valuation of marketable equity securities. Debt Securities - Available-for-Sale The Company classifies investments in fixed income securities as available-for-sale debt investments. These investments primarily consist of certificates of deposits and treasury securities and are held in the custody of a major financial institution. A specific identification method is used to determine the cost basis of available-for-sale debt investments sold. These investments are recorded in the consolidated balance sheets at fair value. We determine the cost of the investment sold at the individual security level and record the interest income and realized gains or losses on the sale of these investments in interest and dividend income. Unrealized gains and losses on these investments are included within other comprehensive loss, net of tax. The Company classifies investments as current based on the nature of the investments and their availability for use in operations. The fair market value of marketable debt securities is determined based on quoted market prices in active markets. See Note 3 - Fair Value Measurements, for additional information regarding the valuation of marketable equity securities. The Company regularly reviews investment securities for impairment. For debt securities, any impairment relating to credit losses is recorded through an allowance for credit losses. A change in the allowance for credit losses is recorded into earnings in the period of change. Revenue Recognition In accordance with Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers, the Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration the Company expects to be entitled in exchange for those goods and services. The Company records taxes collected from customers and remitted to governmental authorities on a net basis. Service Revenue Service revenue is primarily derived from the Company’s original news and lifestyle content, using a mixed-revenue multi- platform model that derives income from digital, linear and over-the-top (“OTT”) news channels, websites, proprietary database, publishing and video subscription services. The Company uses original news, syndicated services and editorial content to draw consumers to its media outlets in order to sell advertising, license fees and video, print and online information services. The Company earns revenue through contractual allocations of fees based on impressions received or subscriber counts. F-11

Service revenue is comprised of the following for the years ended December 31,

	2025	2024
Advertising revenue	$ 120,285,447	$ 109,128,471
Subscription revenue	27,517,112	26,907,098
Affiliate fee revenue	30,645,767	26,661,701
Other	3,553,255	2,308,856
Total	$ 182,001,581	$ 165,006,126

Advertising Revenue

Advertising revenue is derived from the sale of advertising on the Company's cable television, email database, magazine and related publications, and website. Revenue related to the sale of advertising in the broadcasting segment is recognized at the time the commercials are aired. Revenue related to the Company's digital segment is recognized when display or other digital advertisement records are placed on various digital media. Revenue related to magazine and related publications is recognized when the ad is displayed in the printed document. Each advertisement is determined to be a distinct performance obligation that is satisfied at the point in time when such advertisements are published or aired. Advertising contracts, which are generally short-term, are billed monthly for the services provided during the month, with payments due shortly thereafter. Cash payments received prior to services rendered are recorded as deferred revenue, which is then recognized as revenue when the advertising time or space is provided.

The Company enters into agreements with OTT distribution platforms to distribute the Company's news channel. Pursuant to certain distribution agreements, advertising revenues are earned based on an allocation of the fee determined by the number of impressions received. These contracts represent a single performance obligation recognized over the contract period. Revenue is recognized upon delivery of the content over the course of an over-the-top distribution agreement term based on time elapsed, as this best depicts the simultaneous consumption and delivery of the services. The Company bills OTT customers monthly over the contract term. The Company has an unconditional right to receive payment of the amount billed, generally within 30 days from the invoice date. The invoiced amount to be received is recorded in accounts receivable on the consolidated balance sheets.

Subscription Revenue

The Company sells magazines to consumers through subscriptions. Each subscription is determined to be a distinct performance obligation that is satisfied over the term of the contract, normally one (1) to five (5) years. Subscription payments received from customers in advance of the publication are recorded as deferred revenue and recognized as revenue on a straight-line basis over the contract term.

Newsmax+ provides the Company's content directly to consumers either monthly or annually. Monthly subscriptions are recognized as revenue in the month it was earned. Annual subscriptions are recorded as deferred revenue and recognized as revenue ratably over the term of the contract.

The Company's deferred subscription revenue balances as of December 31:

	2025	2024
Deferred subscription revenue - current	$ 12,278,556	$ 13,356,032
Deferred subscription revenue - non-current	3,148,945	2,835,218
Total deferred subscription revenue	$ 15,427,501	$ 16,191,250

Deferred subscription revenue recognized in revenue for the years ended December 31, 2025 and 2024 that was included in deferred revenue balance as of December 31, 2024 and 2023 were $13.4 million and $14.6 million, respectively.

Affiliate Fee Revenue

The Company generates affiliate fee revenue from agreements with MVPDs for cable networks. It is recognized over time as programming is made available to the customer over the term of the agreement using the output method. For contracts with affiliate fees based on the number of the affiliate's subscribers, revenues are recognized based on the contractual rate multiplied by the estimated number of subscribers each period. Consideration payable to a customer is treated as a cost of

F-12

sale when distinct. If a distinct service is not received, such costs are recorded as a reduction to revenues. Affiliate fee contracts are generally multi-year contracts billed monthly with payments due shortly thereafter. Other Other primarily includes revenue generated from content licensing agreements and is recognized over the term our symbolic IP is made available. Deferred revenue related to licensing agreements amounts to $0.3 million and $0.3 million as of December 31, 2025 and 2024 respectively. Product Revenue Product sales are derived primarily from the sales of books, audio and video, and dietary supplements and are recognized at the point in time control transfers to the customer, which is when the product is shipped. Allowances are considered for estimated returns and refunds when revenue is recognized. As of December 31, 2025 and 2024, the refund liability was $0.7 million and $0.4 million, respectively, and is classified as a reduction in Product revenue and Accounts receivable. Product revenue is comprised of the following for the years ended December 31: 2025 2024 Supplement sales $ 4,605,610 $ 4,810,294 Books, media and other product sales 3,499,404 1,646,924 Product returns and allowances (851,674) (446,889) Total $ 7,253,340 $ 6,010,329 Practical Expedients As a practical expedient, the Company recognizes any incremental costs of obtaining contracts are recognized as expense when the amortization period is considered to be a year or less. As a practical expedient, the Company accounts for shipping and handling activities related to contracts with customers as costs to fulfill the promise to transfer the associated products. Shipping and Handling Costs Amounts billed to third-party customers for shipping and handling are included as a component of revenue. Shipping and handling costs incurred are included as a component of cost of products sold. Shipping and handling charges recorded as revenue amounted to $0.3 million and $0.3 million for the years ended December 31, 2025 and 2024, respectively. Cost of Services Cost of services consists primarily of compensation-related expenses and costs incurred for the publishing of editorial, promotional, and news content across all platforms, as well as amounts due to third party websites and platforms to fulfil customers’ advertising campaigns. Web hosting and advertising serving platform costs are also included in cost of services. Cost of Products Sold Cost of product sold consists primarily of cost of inventory sold, fulfillment costs and compensation-related expenses. General and Administrative expenses General and administrative expense consists of compensation-related expenses for corporate employees. It also consists of expenses for facilities, professional services fees, insurance costs, legal costs, public company costs, other corporate matters and other general overhead costs. Accounts Receivable and Allowance for Credit Losses Accounts receivable is presented net of an allowance for credit losses of $1.7 million and $2.3 million at December 31, 2025 and December 31, 2024, respectively. The Company performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses and doubtful accounts. The Company’s allowance for credit losses is F-13 estimated based on historical loss rates, current conditions, reasonable economic forecasts that affect collectability, and known credit issues with specific customers. Inventory Inventory consists of promotional items, books and supplements and is stated at the lower of cost (first-in, first-out basis) or net realizable value. The Company also reduces the carrying value of inventories for items identified as excess, obsolete, or slow-moving based on customer demand and other economic factors. Impairment of Long-Lived Assets The Company continually evaluates factors, events and circumstances that include, but are not limited to, historical and projected operating performance of the Company, specific industry trends and general economic conditions to assess whether the remaining estimated useful lives of long-lived assets may warrant revision or that the remaining balance of long-lived assets may not be recoverable. When such factors, events or circumstances indicate that long-lived assets should be evaluated for possible impairment, the Company uses an estimate of undiscounted cash flows over the remaining lives of the long-lived assets in measuring their recoverability. The Company measures asset impairment loss as the amount by which the carrying amount exceeds the fair market value of the asset. Leases The Company has lease agreements primarily for office facilities and other equipment. At contract inception, the Company determines if a contract is or contains a lease and, if so, whether it is an operating or finance lease. The Company does not separate lease components from non-lease components for real estate leases. Operating lease assets and liabilities are included in the Company’s consolidated balance sheets within the right of use asset, net, and operating lease liability, current and non-current. Finance lease assets are included in Property and equipment, net and Finance lease liability, current and non-current. The Company generally uses the base, non-cancelable, lease term when determining the lease assets and liabilities. Operating lease liabilities are recorded based on the present value of lease payments over the expected lease term, discounted using the Company's incremental borrowing rate, and adjusted for lease incentives. The interest rate implicit in lease contracts is typically not readily determinable and the Company currently does not have any outstanding borrowings. As such, the Company estimates its incremental borrowing rate based on the rate it would incur to borrow on a collateralized basis over a similar term an amount equal to the lease payments in a similar economic environment. Options to extend or terminate a lease are included in the calculation of the lease term to the extent that the option is reasonably certain of exercise. The Company has made a policy election to exclude short-term leases, those with an original term of less than twelve months, from recognition and measurement under ASC 842. As such, the Company has not recognized an ROU asset or lease liability for these leases. Property and Equipment Property and equipment are stated at cost. The Company computes depreciation using the straight-line method over the estimated economic useful lives of the assets. Leasehold improvements are depreciated over the shorter of their estimated economic useful lives or the remaining term lease term. Other Assets During 2023, the Company capitalized a separate payment obligation of $41.3 million associated with a commercial counterparty to resolve various claims. The Company accounted for the payment as a reduction to the transaction price and is amortizing the asset as a contra-revenue item over the life of the agreement. Amortization of the capitalized costs is being recorded on a straight-line basis over the life of the agreement which ends June 30, 2029 as contra revenue in the consolidated statements of operations and comprehensive loss. Amortization expense amounted to $3.1 million and $3.1 million during the years ended December 31, 2025 and 2024, respectively. The Company evaluates these other assets for impairment each reporting period based upon its estimate of recoverability based upon estimated cash flows including reductions for direct and indirect costs attributable to the underlying business arrangement. The Company did not recognize an impairment for the years ended December 31, 2025 and 2024. F-14

Funds Held in Escrow In connection with the settlement agreement reached with Dominion (as defined below in Note 12), the Company established an escrow account to secure the settlement obligations. The escrow funds are restricted in use and are classified as Funds held in escrow on the Company’s consolidated balance sheets. As of December 31, 2025, the balance in the escrow account totaled $40.0 million: $20.0 million as current assets and $20.0 million as noncurrent assets. Pursuant to the terms of the settlement, the escrowed funds will be released in two equal installments of $20.0 million each, payable on or before January 15, 2026 and January 15, 2027. See Note 18 Subsequent Events for details on the January 2026 installment payment. The escrow account earns interest at an annual rate of 4.02%. As of December 31, 2025, cumulative interest income of $0.6 million has been earned on the escrow balance. The interest income is recorded as a component of other income in the accompanying consolidated statements of operations and comprehensive loss. The related interest receivable is included in prepaid expenses and other current assets on the accompanying consolidated balance sheet. Share-Based Compensation The Company accounts for its stock-based compensation awards to employees and non-employees in accordance with FASB ASC Topic 718, Compensation ― Stock Compensation (“ASC 718”). ASC 718 requires all stock-based compensation to employees and non-employees, including grants of employee stock options and restricted stock units, to be recognized in the consolidated statements of operations and comprehensive income (loss) based on their grant date fair values. Compensation expense related to awards to employees is recognized on a straight-line basis based on the grant date fair value over the associated service period of the award, which is generally the vesting term. The Company's fair value of stock options is determined using the Black-Scholes option pricing model. The model incorporates assumptions including the grant-date fair value of the underlying stock, the risk-free interest rate, and expected volatility based on a peer group. The Company applied the simplified method to estimate the expected term due to the Company's limited exercise information. Additionally, based on its review of contemporaneous public filings, the Company concluded that the awards were not “spring-loaded” under SEC Staff Accounting Bulletin No. 120. Stock-based compensation expense is included in cost of sales and selling, general and administrative expenses in the consolidated statements of operations and comprehensive loss. The Company accounts for forfeitures as they occur. Fair Value Measurements The Company carries certain assets and/or liabilities at fair value in the Consolidated Balance Sheets. The Company applies accounting guidance that defines fair value as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. Fair value measurements under the accounting guidance are classified based on the following fair value hierarchy: Level 1: Quoted market prices in active markets for identical assets or liabilities. Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data. The Company uses inputs such as actual trade data, benchmark yields, and other similar data, which are obtained from quoted market prices, independent pricing vendors, or other sources, to determine the ultimate fair value of assets or liabilities. Level 3: Unobservable inputs that are not corroborated by market data. The fair value of a financial instrument is the amount for which the instrument could be exchanged in a current transaction between willing parties. The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest-level input that is significant to the fair value measurement in its entirety. The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses, accrued payroll and accrued distribution approximate fair value due to their short-term nature and observable inputs. Income Taxes Income taxes are provided for the tax effects of transactions reported in the consolidated financial statements and consist of taxes currently due plus deferred taxes related primarily to operating losses carried forward as well as differences between F-15 the financial reporting and tax reporting bases of assets and liabilities. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which also are recognized for operating losses that are available to offset future federal income taxes. The Company files income tax returns in the U.S. federal jurisdiction, and various state jurisdictions. The recording of a deferred tax asset assumes the realization of such asset in the future. Otherwise, a valuation allowance is recorded to reduce the asset to its estimated net realizable value. If management determines that the Company may not be able to realize all or part of a deferred tax asset in the future, a valuation allowance for the deferred tax asset is charged to income tax expense in the period the determination is made. Management considers all positive and negative evidence including attribute carrybacks, reversing taxable temporary differences, future pretax income, and ongoing prudent and feasible tax planning strategies in assessing the estimated net realizable value of tax assets and the corresponding need for any related valuation allowances. ASC 740 requires a valuation allowance to reduce the deferred tax assets reported if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. At December 31, 2025 and 2024, a full valuation allowance was required. In accordance with the provisions of ASC 740, Income Taxes, a two-step approach is utilized to recognize and measure uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained upon tax authority examination, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon the ultimate settlement. At December 31, 2025 and 2024, the Company has no liabilities for uncertain tax positions. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. The open tax years subject to U.S. federal and State tax examinations with respect to the Company’s operations are 2023, 2024, and 2025. Advertising Costs Amounts incurred for advertising costs with third parties are expensed as incurred. Total advertising costs expensed for the years ended December 31, 2025 and 2024 were $21.7 million and $16.9 million, respectively. Mezzanine Equity - Prior to Conversion Historically, the Company issued Series A convertible redeemable preferred stock instruments that were determined to be financial instruments with characteristics of both equity and debt. Because the preferred stock was redeemable upon the occurrence of certain events that were not solely within the control of the Company, the instruments were classified as temporary equity. The Company reassesses the classification of the preferred stock at each reporting date to determine whether the instruments were currently redeemable or probable of becoming redeemable. If redemption became probable, the Company adjusted the carrying value of the preferred stock to its redemption value, with changes recognized immediately as they occurred. In evaluating classification, the Company reviewed all substantive features of the instruments, including redemption provisions and conversion features. The Company determined that the Series A convertible redeemable preferred stock represented an equity host instrument and that no embedded derivatives required bifurcation. Mezzanine Equity - Conversion During the Current Year During the year ended December 31, 2025, all outstanding shares of Series A convertible redeemable preferred stock were converted into shares of the Company’s common stock in accordance with the terms of the governing agreements. Following the conversion, the Company no longer has any outstanding instruments classified as temporary equity. For details of the conversion see Footnote 14. Convertible and Redeemable Preferred Stock. Embedded Derivatives Embedded derivatives that are required to be bifurcated from the underlying host instrument are accounted for and valued as a separate financial instrument. These embedded derivatives are bifurcated, accounted for at their estimated fair value, which is based on certain estimates and assumptions, and presented separately on the consolidated statements of financial position. Changes in fair value of the embedded derivatives related to the Series B convertible redeemable preferred stock are recognized as a non-cash component of other, net expense in the consolidated statements of operations and comprehensive loss. The fair value for embedded derivatives are measured on a recurring basis using Level 3 inputs. F-16

Warrants The Company evaluates warrants under ASC 815-40, Derivatives and Hedging—Contracts in Entity’s Own Equity. The Company assesses whether the warrant is a freestanding financial instrument and whether it meets the criteria to be classified in stockholders’ equity, or classified as a liability under ASC 480, Distinguishing Liabilities from Equity and ASC 815, Derivatives and Hedging. Warrant liabilities are categorized within Level 3 of the fair value hierarchy and are remeasured at each financial reporting date with any changes in fair value being recognized as a non-cash component of other, net expense in the consolidated statements of operations and comprehensive loss. Net Loss Per Share The holders of our Class A and Class B common stock have identical liquidation and dividend rights but different voting rights. Accordingly, we present the earnings per share (EPS) for Class A and Class B common stock together. Basic and diluted loss per share is computed as net loss available to common stockholders divided by the weighted average number of shares outstanding for the period. For the years ended December 31, 2025 and 2024, all dilutive securities have been excluded as their inclusion would have had an antidilutive effect on loss per share. Potentially dilutive common shares include warrants, convertible preferred stock, and stock options. Recently Adopted Accounting Pronouncements In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”) to enhance transparency and decision usefulness of income tax disclosures. ASU 2023-09 requires greater standardization and disaggregation of categories within an entity’s tax rate reconciliation disclosure, as well as disclosure of income taxes paid by jurisdiction, among other requirements.. The Company adopted this standard retrospectively for the period ending December 31, 2025 (See Note 8. Income Taxes). Recent Accounting Pronouncements Not Yet Adopted In November 2024, the FASB issued ASU 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”), which requires additional disclosures of the nature of expenses included in the income statement. The new standard requires disclosures about specific types of expenses included in the expense captions presented on the face of the income statement as well as disclosures about selling expenses. The amendments in this update are effective for fiscal years beginning after December 15, 2026 and interim reporting periods beginning after December 15, 2027 on a prospective basis, with early adoption permitted. The Company is currently evaluating the provisions of the amendments and the impact on its disclosures. In July 2025, the FASB issued ASU 2025-05, Measurement of Credit Losses for Accounts Receivable and Contract Assets (“ASU 2025-05”), which provides a practical expedient to measure credit losses on accounts receivable and contract assets. The ASU is effective for annual periods beginning after December 15, 2025, and interim periods with those annual reporting periods. The Company is currently evaluating the effects of this ASU on its calculation for credit losses. In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Narrow Scope Improvements (“ASU 2025-11”). This standard is intended to enhance the existing interim reporting guidance by improving the organization and accessibility of required interim disclosure requirements, clarifying when that guidance is applicable, and introducing a new principle requiring disclosure of events occurring after the end of the most recent annual reporting period that have a material impact on the company. This standard is effective for interim reporting periods within annual reporting periods beginning after December 15, 2027, with early adoption permitted. The standard may be applied prospectively to interim financial statements issued for periods subsequent to the effective date, or retrospectively to any or all prior periods presented. The Company is currently evaluating the provisions of the amendments and the impact on its disclosures. F-17

NOTE 3. FAIR VALUE MEASUREMENTS The Company accounts for its investments at fair value and classifies these assets within the fair value hierarchy (Level 1, Level 2, or Level 3). Assets and liabilities subject to fair value measurements are as follows: As of December 31, 2025 Level 1 Level 2 Level 3 Total Assets Cash and cash equivalents U.S. Treasury securities $ — $ — $ — $ — Money market 10,625,821 — — 10,625,821 Certificates of deposit — — — — Total cash and cash equivalents $ 10,625,821 $ — $ — $ 10,625,821 Investments Equity securities $ 20,201,411 $ — $ — $ 20,201,411 U.S. Treasury securities — 87,808,288 — 87,808,288 Certificates of deposit — 2,506,845 — 2,506,845 Crypto assets 379,149 — — 379,149 Total investments $ 20,580,561 $ 90,315,133 $ — $ 110,895,693 Total assets $ 31,206,382 $ 90,315,133 $ — $ 121,521,514 As of December 31, 2024 Level 1 Level 2 Level 3 Total Assets Cash and cash equivalents U.S. Treasury securities $ — $ 4,959,350 $ — $ 4,959,350 Money market 12,615,549 — — 12,615,549 Certificates of deposit 2,250,628 — 2,250,628 Total cash and cash equivalents $ 12,615,549 $ 7,209,978 $ — $ 19,825,527 Investments Equity securities $ 7,553,725 $ — $ — $ 7,553,725 U.S. Treasury securities 9,923,100 36,580,580 — 46,503,680 Certificates of deposit 4,253,550 — 4,253,550 Total investments $ 17,476,825 $ 40,834,130 $ — $ 58,310,955 Total assets $ 30,092,374 $ 48,044,108 $ — $ 78,136,483 Liabilities Warrant liability $ — $ — $ 6,499,821 $ 6,499,821 Derivative liability — — 41,459,418 41,459,418 Total liabilities $ — $ — $ 47,959,239 $ 47,959,239 F-18

The Company’s Level 2 investments are valued using third-party pricing sources. The pricing services utilize industry standard valuation models, including both income and market-based approaches, for which all significant inputs are observable, either directly or indirectly, to estimate fair value. U.S. treasury notes and bills are considered Level 2 investments when they were issued before the most recent issue and were still outstanding at measurement day (off-the- run). There were no transfers in or out of Level 3 investments for the year ended December 31, 2025. In connection with the Company's IPO, previously outstanding Level 3 warrant and derivative liabilities were settled and derecognized. The valuation methodologies and significant unobservable inputs for Level 3 investments are disclosed in the following tables. For the warrant liability that was revalued and then reclassified during 2025, the fair value inputs are as of the date of revaluation. For the derivative liability that was revalued and then reclassified during 2025, the fair value was equivalent to its intrinsic value. As of March 28, 2025 Fair Value Valuation Methodology Significant Unobservable Inputs Range Weighted Average Warrant liability $ 8,324,000 Modified Black Scholes Expected volatility 65% 65 % Risk-free interest rate 3.89% - 4.38% 3.91 % Expected term 2.5 - 4.8 years 4.6 years As of December 31, 2024 Fair Value Valuation Methodology Significant Unobservable Inputs Range Weighted Average Warrant liability $ 6,499,821 Modified Black Scholes Expected volatility 65% 65 % Risk-free interest rate 4.17% - 4.28% 4.18 % Expected term 2.5 - 4.8 years 2.7 years Derivative liability $ 41,459,418 Scenario-based discounted cash flow Timing of conversion 0.2 - 4.8 years 0.7 years Discount rate 20% 20 % F-19

Changes in Level 3 liabilities measured at fair value on a recurring basis for the year ended December 31, 2025 were as follows: As of December 31, 2025 Warrant Liability Derivative Liability Opening Balance $ 6,499,821 $ 41,459,418 Total losses for the period Change in fair value included in earnings 1,824,179 6,104,230 Purchases, issues, sales, and settlements Issuances — 27,436,352 Settlement of derivative liability — (75,000,000) Reclassification of warrant liability to equity (8,324,000) — Closing Balance $ — $ — NOTE 4. PROPERTY AND EQUIPMENT Major classes of property and equipment are as follows: Estimated Useful Lives December 31, 2025 December 31, 2024 Furniture and fixtures 7 years $ 2,205,486 $ 2,022,586 Computer, office and production equipment 3-8 years 14,716,627 12,145,337 Leasehold improvements Lesser of useful life or term of lease 10,293,405 10,178,386 27,215,518 24,346,310 Less: Accumulated depreciation (20,950,633) (18,120,692) $ 6,264,885 $ 6,225,617 Depreciation of property and equipment amounted to $2.8 million and $3.1 million for the years ended December 31, 2025 and 2024, respectively. Included in property and equipment are finance lease assets of $0.3 million and $0.4 million as of December 31, 2025 and 2024, respectively. F-20

NOTE 5. INVESTMENTS Investments on the consolidated balance sheets consisted of the following at December 31: 2025 2024 Equity securities $ 20,201,411 $ 7,553,725 Debt securities 90,315,133 50,757,230 Crypto assets 379,149 — Total investments $ 110,895,693 $ 58,310,955 The major classes of the Company's available-for-sale investment securities and their respective fair values at December 31, 2025, were as follows: Available-for-sale debt securities Amortized Cost Gross Unrealized gain Gross Unrealized Loss Fair Value Certificate of deposit $ 2,500,000 $ 6,845 $ — $ 2,506,845 U.S. Treasury securities 87,350,768 457,520 — 87,808,288 Total $ 89,850,768 $ 464,365 $ — $ 90,315,133 The maturity distribution based on the contractual terms of the Company's available-for-sale investment securities at December 31, 2025 was as follows: Amortized Cost Fair Value Due within 1 year $59,974,750 $60,117,433 Due after 1 year through 5 years 29,876,017 30,197,700 Total $89,850,768 $90,315,133 The Company had 21 investments mature during the year ended December 31, 2025. There were no material realized gains or losses from available for sale securities that were reclassified out of accumulated other comprehensive income for the year ended December 31, 2025. NOTE 6. LEASES Below is a summary of the weighted-average discount rate and weighted-average remaining lease terms at December 31: 2025 2024 Operating leases: Weighted average of remaining lease term (in years) 4 2 Weighted average discount rate 4.67% 4.35 % Finance leases: Weighted average of remaining lease term (in years) 1 2 Weighted average discount rate 10.40% 10.96 % The Company’s total operating and finance lease expense all relate to lease costs and amounted to $5.0 million and $5.1 million for the years ended December 31, 2025 and December 31, 2024, respectively. F-21

Future minimum lease payments at December 31, 2025 were as follows:

	Operating	Finance	Total
2026	$4,334,633	$ 130,605	$ 4,465,238
2027	1,804,808	4,999	1,809,807
2028	1,534,266	—	1,534,266
2029	1,345,499	—	1,345,499
2030	1,198,304	—	1,198,304
Total lease payments	10,217,509	135,604	10,353,113
Less: imputed interest	(992,372)	(5,674)	(998,046)
Present value of lease liability	$9,225,137	$ 129,930	$ 9,355,067

NOTE 7. LINE OF CREDIT

The Company had a $9.0 million available line of credit which expired in October 2024. In May 2025 the Company renewed the existing line of credit with an available balance of $1.0 million and a maturity date of January 04, 2026. Upon maturity, the facility automatically converted to a demand note. The Company also established a new line of credit in May 2025 with an available balance of $8.0 million maturing April 26, 2026. Both lines of credit bear interest at the greater of (i) one percent (1.000%) or (ii) the Prime Rate minus seventy five hundredths percent (-0.750%). There were no borrowings outstanding as of December 31, 2025 and December 31, 2024.

NOTE 8. INCOME TAXES

The components of income tax expense related to its operations are as follows at December 31:

	2025	2024
Current income tax:		
Federal	$ -	$ -
State	-	-
Deferred income tax:		
Federal	-	-
State	-	-
Total income tax expense	$ -	$ -

A reconciliation of the provision for income taxes to the amount computed by applying the 21% statutory U.S. federal income tax rate to income before income taxes after the adoption of ASU 2023-09 is as follows:

	2025	2025	2024	2024
Tax at U.S. statutory rate	$ (20,785,360)	21.00 %	$ (15,172,056)	21.00 %
State and Local Income Taxes	—	—		
Tax Credits	—	—		
Changes in Valuation Allowance	20,912,277	(21.13)	14,376,965	(19.90)
Nontaxable and Nondeductible items				
Share-based payment awards	(2,452,942)	2.48	—	—
Derivative liability revaluation	1,281,888	(1.30)	499,800	(0.69)
Warrant liability revaluation	383,077	(0.39)	—	—
Others	676,996	(0.68)	203,842	(0.28)
Other Adjustments	(15,936)	0.02	91,449	(0.13)
Total	$ —	— %	$ —	— %

F-22

The components of deferred income tax assets and liabilities in the Company’s consolidated financial statements are as follows at December 31: 2025 2024 Deferred tax assets: Net Operating Loss Carryover $ 62,316,225 $ 41,404,850 Settlement Liability 18,090,737 15,445,497 Lease Liabilities 2,367,408 2,215,587 Stock Compensation 1,905,693 - Returns and Allowances 1,000,758 1,219,183 Accrued Expenses 88,935 1,702,715 Inventory 211,585 211,426 Deferred Revenue - 139,669 Unrealized Gain On Marketable Securities - 12,887 Charitable Contribution Carryover 207,836 95,182 Intangible Assets 135,788 201,044 Retention Credit 43,490 43,490 Total deferred tax assets $ 86,368,455 $ 62,691,530 Deferred tax liabilities: Carriage Fee $ (3,130,954) $ (3,891,538) Right of Use Asset (2,292,203) (2,034,573) Property and Equipment (295,820) (723,793) Unrealized Loss On Marketable Securities (518,264) - Deferred Revenue (33,768) - Total deferred tax liabilities (6,271,009) (6,649,904) Valuation allowance 80,097,446 56,041,626 Net deferred tax assets $ - $ - The Company anticipates that it is more likely than not that most of its net deferred tax assets will not be realized and we have recorded a valuation allowance against such net deferred tax assets. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. In making such a determination, we considered all available positive and negative evidence, including our past operating results, forecasted earnings, frequency and severity of current and cumulative losses, duration of statutory carryforward periods, future taxable income and prudent and feasible tax planning strategies. The realization of our NOLs and certain other deferred tax assets may be further limited due to the application of IRC Section 382 and state equivalent statutes. As of December 31, 2025, we had U.S. Federal NOL carryforwards of $240.7 million generated in tax years 2011 through 2025, of which $20.8 million will expire from 2031 to 2037 and $219.9 million, will carryforward indefinitely. We have state NOL carryforwards of $209.0 million generated in tax years 2009 through 2025. The state NOL carryforwards of $132.3 million will expire from 2025 to 2044 and $76.7 million will carry forward indefinitely. As of December 31, 2025 we have recorded a valuation allowance of $80.1 million for the portion of the deferred tax asset that did not meet the more-likely-than-not realization criteria. We increased the valuation allowance on our net deferred taxes by $24.1 million during 2025. We do not have any unrecorded unrecognized tax positions (“UTPs”) as of December 31, 2025. While we currently do not have any UTPs, it is foreseeable that the calculation of our tax liabilities may involve dealing with uncertainties in the application of complex tax laws and regulations in a multitude of jurisdictions across our global operations. ASC 740 states that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, on the basis of the technical merits. F-23

Upon identification of a UTP, we would (1) record the UTP as a liability in accordance with ASC 740 and (2) adjust these liabilities if/when management’s judgment changes as a result of the evaluation of new information not previously available. Ultimate resolution of UTPs may produce a result that is materially different from an entity’s estimate of the potential liability. In accordance with ASC 740, we would reflect these differences as increases or decreases to income tax expense in the period in which new information is available. If any, we recognize and include interest and penalties accrued on uncertain tax positions as a component of income tax expense. On July 4, 2025, U.S. tax legislation was signed into law (known as the “One Big Beautiful Bill Act” or “OBBBA”) which makes permanent many of the tax provisions enacted in 2017 as part of the Tax Cuts and Jobs Act that were set to expire at the end of 2025. In addition, the OBBBA makes changes to certain U.S. corporate tax provisions, many of which are generally not effective until January 1, 2026. The OBBBA did not have a material effect on the Company’s consolidated financial statements for the fiscal year ended December 31, 2025. The Company is currently evaluating the future impact of the OBBBA, but does not expect it will have a material impact on its consolidated financial statements. F-24

NOTE 9. SEGMENT INFORMATION

The Company has two operating segments: (1) Broadcasting and (2) Digital, which both qualify as reportable segments. In accordance with ASC 280, "Segment Reporting," the operating segments reflect how the chief operating decision maker ("CODM"), which is our Chief Executive Officer, assesses the performance of each operating segment and determines the appropriate allocations of resources to each segment. The Company continually reviews its operating segment classifications to align with operational changes in our business and may make changes as necessary. The Company evaluates performance based upon several factors, of which the primary financial measure is Segment Adjusted EBITDA.

Due to the integrated nature of these operating segments, estimates and judgments are made in allocating certain assets, revenues and expenses.

Segment Adjusted EBITDA is defined as segment revenues less segment cost of revenues and segment general and administrative expenses and excludes depreciation, interest, net, asset impairment, unrealized gain (loss) on marketable securities, other corporate matters, other, net and income tax expense. Other corporate matters represent certain litigation expenses, and related fees, for specific proceedings that the Company has determined are infrequent and unusual in terms of their magnitude.

Segment Adjusted EBITDA is used by our CODM for evaluating the operating performance of the Company's business segments to evaluate the performance of and allocate resources. The Company does not present asset information for its segments as this financial information is not used by the CODM to allocate resources. The following tables set forth the Company's Revenues by Segment and Segment Adjusted EBITDA for fiscal 2025 and 2024:

	2025	2024
Revenues		
Broadcasting	$ 153,338,799	$ 130,708,405
Digital	35,916,122	40,308,050
Total revenues	$ 189,254,921	$ 171,016,455
Segment expenses and operating performance		
Broadcasting		
Adjusted cost of sales (1)	$ 86,467,319	$ 71,000,230
Adjusted general and administrative expenses (2)	56,132,043	39,982,072
Broadcasting adjusted EBITDA	10,739,437	19,726,103
Digital		
Adjusted cost of sales (1)	21,347,866	22,021,051
Adjusted general and administrative expenses (2)	31,804,093	27,765,014
Digital adjusted EBITDA	(17,235,837)	(9,478,015)
Total reportable adjusted EBITDA	(6,496,400)	10,248,088
Corporate and unallocated		
Depreciation	2,789,875	3,115,635
Interest, net	(7,015,564)	(488,962)
Unrealized (loss) gain on marketable securities	(1,594,221)	290,081
Stock-based compensation	11,955,881	-
Other corporate matters	78,612,413	76,940,693
Other, net (3)	8,250,335	2,562,569
Income tax expense	-	-
Net loss	$ (99,495,119)	$ (72,171,928)

(1) Adjusted cost of sales includes cost of sales less stock-based compensation.

(2) Adjusted general and administrative expenses includes general and administrative expenses less depreciation, stock-based compensation and other corporate matters.

(3) For the year ended December 31, 2025, Other, net primarily consisted of the final fair market adjustments of the Warrant liability and Derivative liability for $1.8 million and $6.1 million, respectively.

F-25

The following tables set forth the Company’s Revenues by Segment for fiscal 2025 and 2024: 2025 2024 Broadcasting Advertising $ 104,279,886 $ 89,379,946 Affiliate fee 30,645,767 26,661,701 Subscription 14,860,104 12,358,641 Other 3,553,042 2,308,117 Total Broadcast revenues 153,338,799 130,708,405 Digital Advertising $ 16,005,560 $ 19,748,525 Subscription 12,657,008 14,548,457 Product sales 7,253,340 6,010,329 Other 214 739 Total Digital revenues 35,916,122 40,308,050 Total revenues $ 189,254,921 $ 171,016,455 NOTE 10. CONCENTRATIONS OF CREDIT RISKS Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash, short-term investments available-for-sale and accounts receivable. Management believes the financial risks associated with these financial instruments are minimal. The Company places its cash, and its short-term investments with high credit quality financial institutions. The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any associated losses due to this policy. The Company's short-term investments are generally deemed to be low risk; however, the longer the duration of a security, the more susceptible it is to changes in market interest rates and bond yields. As the balance of the Company's short-term investments has grown, the market risk related to those investments has grown as well. Concentrations of credit risk with respect to accounts receivable are limited because a large number of geographically diverse customers make up the Company’s customer base. The Company manages its credit risk through credit approvals, setting reasonable credit limits and regularly monitoring activities. The Company performs credit evaluations of its commercial customers but generally does not require collateral. No single customer accounted for over 10% of the Company’s consolidated net revenues during either of the years ended December 31, 2025 or 2024. No single customer accounted for over 10% of the Company’s consolidated accounts receivable as of December 31, 2025 or 2024. NOTE 11. COMMITMENTS AND CONTINGENCIES The Company has commitments under certain firm contractual arrangements (“firm commitments”) to make future payments. These firm commitments secure the future rights to various assets and services to be used in the normal course of operations. The following table summarizes the Company’s material firm commitments for contracts that run through 2028 as of December 31, 2025: Payments Due by Period Total 2026 2027 2028 Talent Agreements $ 16,239,567 $ 9,816,467 $ 5,180,100 $ 1,243,000 F-26

NOTE 12. LEGAL

Legal Matters

From time to time, the Company may be involved in various claims, lawsuits, and disputes with third parties, actions involving allegations of discrimination or breach of contract incidental to the ordinary operations of the business. In the opinion of management, the amount of ultimate liability with respect to these actions will not have a material adverse impact on the Company's consolidated financial position or results of consolidated operations or consolidated cash flows. The Company accrues for loss contingencies that are probable and reasonably estimable. The Company generally does not accrue for legal costs expected to be incurred with a loss contingency until those services are provided.

On September 26, 2024, the Company entered into a settlement agreement with Smartmatic pursuant to which the parties agreed to resolve the lawsuits among them. The Company agreed to pay a settlement of approximately $40 million payable over time and granted a five year warrant to purchase 2,000 shares of Series B preferred stock at an exercise price of $5,000 per share. Refer to Note 15. Equity for details of the warrant. The settlement expense, inclusive of the warrant, is included in other corporate matters in the Consolidated Statements of Operations and Comprehensive (Loss) Income for the year ended December 31, 2024. The $40 million payable over time is recorded within settlement liability on the consolidated balance sheet as of December 31, 2024. As of December 31, 2025 the outstanding balance was fully satisfied.

On August 15, 2025, Newsmax Media, Inc. and Newsmax Broadcasting, LLC entered into a settlement agreement with Dominion Voting Systems, Inc. and certain of its affiliates ("Dominion"), pursuant to which such parties agreed to resolve the lawsuit among them for a total amount of $67.0 million. The payments will be made in three installments: (1) $27.0 million was paid on August 15, 2025; (2) $20.0 million on or before January 15, 2026; and (3) $20.0 million on or before January 15, 2027. The settlement expense is included in other corporate matters in the Consolidated Statements of Operations and Comprehensive (Loss) Income for the year ended December 31, 2025. The $40.0 million payable over time is recorded within settlement liability on the consolidated balance sheet. At December 31, 2025 the outstanding balance of the settlement is $40 million. The fair value of the settlement agreement as of December 31, 2025 was $38.1 million, representing the present value of future settlement payments due on January 15, 2026 and January 15, 2027 discounted at an annual rate of 9.75%. The fair value measurement is disclosed for information purposes and is not reflected in the carrying amount on the consolidated balance sheet.

In 2023, the Company entered into a settlement agreement with a commercial counterparty for $41.3 million. As of December 31, 2025, and pursuant to the payment schedule associated with this settlement agreement, the Company has a total of approximately $29.6 million remaining to be paid over time. The fair value of the settlement agreement as of December 31, 2025 and 2024 was $24.9 million and $27.7 million, respectively, which assumes a discount rate of 9.75% and making quarterly payments for 42 and 54 months, respectively. The fair value measurement is disclosed for information purposes and is not reflected in the carrying amount on the consolidated balance sheet.

The table below represents the estimated timing of payments over the term of the agreements as of December 31, 2025.

	Payments Due by Period				
	Total	2026	2027	2028	2029
Settlement agreements	$ 69,639,350	$26,604,431	$24,970,441	$4,316,529	$ 13,747,949

NOTE 13. EMPLOYEE BENEFIT PLANS

The Company maintains a 401(k) Salary Savings Plan (the "401k Plan") covering eligible employees. The matching contribution is at the discretion of the Company's board of directors. The Company's policy is to match 100% of the first 2% of employee contributions and 50% on the next 2 to 6% of employee contributions. Total compensation expense for the 401k Plan for the years ended December 31, 2025 and 2024 amounted to $1.6 million and $1.2 million, respectively.

F-27

NOTE 14. CONVERTIBLE AND REDEEMABLE PREFERRED STOCK

Convertible and Redeemable Preferred Stock

Prior to the March 28, 2025 initial public offering, the Company had outstanding Convertible and Redeemable Preferred Stock, which converted into shares of common A and common B shares. in connection with the initial public offering. The conversion included accumulated dividends on the Redeemable Preferred Stock except for those shares held by two preferred stockholders who elected to receive their accumulated dividends in cash on the initial public offering date. As of December 31, 2025, the Company does not have Convertible and Redeemable Preferred Stock outstanding.

Convertible and Redeemable Preferred Stock as of December 31, 2024 (71,034 total shares authorized and all classes are $0.001 par value per share) is as follows. The conversion prices and conversion ratios presented in this footnote have not been adjusted for the stock split disclosed in Note 1. Nature of Business:

Series	Shares Authorized	Shares Issued and Outstanding		Per Unit Issue Price		December 31, 2024 Conversion Price	Liquidation Preference	Carrying Amount
Series A	3,965	611	$	22,500	$	22,500	$ 13,747,500	$ 14,726,570
Series A (with redemption rights)	35	35	$	22,500	$	22,500	787,500	1,296,850
Series A-1	2,445	1,222	$	20,451	$	20,451	25,000,000	32,147,260
Series A-2	3,176	2,647	$	18,891	$	18,891	50,000,000	50,000,000
Series A-3	1,413	1,060	$	23,619	$	23,619	25,036,140	30,406,221
Series B	60,000	27,612	$	5,000	$	50,741	138,060,000	86,742,045
	71,034	33,187					$ 252,631,140	$ 215,318,946

Prior to the March 28, 2025 initial public offering, the Company's Series A convertible preferred stock was classified as mezzanine equity and Series B convertible preferred stock was classified as permanent equity in the Company's consolidated financial statements.

The Company measured the Series A preferred stock where redemption was probable at its maximum redemption value plus dividends not declared or paid but which would be payable upon redemption. On December 31, 2024, the preferred stock was remeasured, resulting in a maximum redemption value of $128.6 million and accretion of $12.8 million, included in Accumulated Deficit on the consolidated balance sheets as of December 31, 2024. On March 28, 2025 the preferred stock was remeasured for the IPO resulting in in a maximum redemption value of $129.2 million and additional accretion of $0.6 million, included in accumulated deficit on the consolidated balance sheets as of December 31, 2025.

The Series B preferred stock included certain redemption rights that were solely in the control of the Company, including redemption upon sale or liquidation of the Company, and an in-substance redemption feature associated with the conversion terms of the Series B preferred stock upon IPO. The stock was recorded in permanent equity on the consolidated balance sheets as of December 31, 2024. The redemption features were bifurcated as an embedded derivative and were accounted for as a derivative liability on the consolidated balance sheet.

As of December 31, 2024, the Company has not recognized an accrual for unpaid dividends on preferred stock which amount to $33,729,540. Included in these amounts are dividends that have been accreted to the preferred stock being measured at its maximum redemption value which is explained below.

The fair value of the embedded derivative was estimated using a scenario-based discounted cash flow method. The valuation methodology included assumptions and judgments regarding discount rates and timing of conversion, which were primarily level 3 assumptions. The embedded derivative was measured at fair value on a recurring basis and any changes in fair value in a subsequent period were be recorded to other income (expense). For the year ended December 31, 2025, the Company recognized a loss of $6.1 million in fair value adjustments in other, net on the consolidated statements of operations and comprehensive loss related to the change in net fair value between the beginning of the year and the conversion of the Series B preferred stock upon IPO. For the year ended December 31, 2024, the Company recognized a loss of $0.9 million in fair value adjustments in other, net on the consolidated statements of operations and comprehensive loss.

F-28

NOTE 15. EQUITY Common Stock A – As of December 31, 2025 and December 31, 2024, the Company was authorized to issue 50,000,000 shares of common stock, with a par value of $0.001 per share. Common Stock B - As of December 31, 2025 and December 31, 2024, the Company was authorized to issue 940,000,000 shares of common stock, with a par value of $0.001 per share. Settlement Warrant - On September 26, 2024, the Company granted a five year warrant to purchase 2,000 shares of Series B preferred stock at an exercise price of $5,000 per share in connection with a settlement agreement with Smartmatic. Following the conversion of the underlying Series B preferred stock into Class B common stock in connection with the Company's March 28, 2025 initial public offering, Smartmatic has a five year warrant to purchase 1,333,333 shares of Class B common stock at an exercise price of $7.50 per share. Refer to Note 12. Legal for details of the settlement. The exercise price and the number of shares of the warrant are subject to adjustment for standard anti-dilution provisions. The warrant is fully vested and exercisable as of December 31, 2025. Exercise of the warrant would result in the Company recognizing a $10 million increase in gross proceeds. Prior to conversion of the underlying Series B preferred stock into Class B common stock, the settlement warrant did not meet the conditions to be classified in equity, and therefore the Company assessed and confirmed it met the definition of a liability under ASC 815 and ASC 480 and it was recognized on the balance sheet at fair value. Following the conversion of the underlying Series B preferred shares to Class B common shares as a result of the Company's March 28, 2025 offering, the warrant meets the conditions for equity classification. As a result, the warrant has been recorded in equity at its March 28, 2025 fair value of $8.3 million, determined in accordance with the Company's fair value measurement policies described in Note 3. Fair Value Measurements, with a final fair value adjustment loss of $1.8 million recorded in other, net on the December 31, 2025 consolidated statements of operations and comprehensive (loss). Agent Warrants - The Company agreed to issue a three-year warrant to the placement agent associated with the Private Placement of shares of the Company's Series B convertible preferred Stock. The number of shares under the warrant is equal to 2% of the total shares raised under the private placement with an exercise price of $5,000 per share. The warrant is fully vested and exercisable as of December 31, 2025. Following the conversion of the underlying Series B preferred stock into Class B common stock in connection with the Company's March 28, 2025 initial public offering, the agent has a three- year warrant to purchase 600,000 shares of Class B common stock at an exercise price is $7.50 per share. The warrant holder has the option to elect net share settlement. The effective date of the warrant is the date of the final close of the private placement offering. The Company evaluated the warrant under ASC 718, Compensation - Stock Compensation and determined that the award was non-employee share-based compensation that does not meet the criteria for liability classification. As a result, the warrant was classified in equity in the Company's consolidated balance sheets as of December 31, 2025. Standby Equity Purchase Agreement - On April 4, 2025, the Company entered into a $1.2 billion Standby Equity Purchase Agreement (“SEPA”) with Yorkville pursuant to which the Company has the right to direct Yorkville during the 24 month term of the agreement to purchase common stock subject to certain limitations and conditions set forth in the SEPA. There were no purchases of common stock associated with the SEPA during the year ended December 31, 2025. As consideration under the SEPA, the Company paid to Yorkville (i) a structuring fee in the amount of $25,000 and (ii) a commitment fee of $500,000 of shares of Class B common stock equal to the commitment fee divided by the daily VWAP of the common shares during the trading day immediately prior to the effective date of the SEPA. The structuring fee and commitment fee were expensed in full immediately following the consummation of the SEPA and is recorded within the professional fees in the consolidated statements of operations and comprehensive loss for the year ended December 31, 2025. F-29

NOTE 16. EQUITY-BASED COMPENSATION On March 28, 2025, the Company's board of directors adopted the 2025 Omnibus Equity Incentive Plan (the “2025 Incentive Plan”) and it was approved by the Company's shareholders on March 24, 2025 (the “Effective Date”). Under the 2025 Incentive Plan, 6,500,000 shares of Class B Common Stock are initially available for grant. The Company's administrator may grant incentive stock options (“ISOs”), non-statutory stock options, stock appreciation rights, restricted stock, restricted stock units and other stock-based awards to participants to acquire shares of common stock under the 2025 Incentive Plan. The 2025 Incentive Plan is administered by the board of directors. Pursuant to the terms of the 2025 Incentive Plan, the number of shares of Class B common stock reserved for issuance under the plan automatically increases on January 1 of each year, beginning January 1, 2026 and continuing through January 1, 2035, by an amount equal to the lesser of: (a) 5% of the total number of shares of common stock outstanding on December 31 of the immediately preceding fiscal year, or (b) such lesser number of shares (including zero) as determined at the discretion of the board of directors prior to the applicable January 1. On March 28, 2025, the Company granted stock options to employees and certain service providers to purchase an aggregate of 3,382,000 shares of common stock at an exercise price of $10.00 per share, which was the fair market value on the grant date. These options allow for early exercise after 90 days, vest over 1.5 years, and expire 10 years from the grant date. Proceeds received from the early exercise of stock options are recorded as a share repurchase liability on the balance sheet and reclassified into additional paid-in capital as such awards vest. As of December 31, 2025, the Company’s total estimated compensation cost, not yet recognized, related to non-vested equity awards held by the Company’s employees under the 2025 Plan was approximately $10.0 million and is expected to be recognized over a weighted average period of 0.8 years. As of December 31, 2025, the Company had 3,123,092 shares of Class B common stock reserved under the 2025 Incentive Plan for future issuance as equity-based compensation. The Company granted 703,507 options under the previous equity incentive plan which were fully vested as of December 31, 2025. The following table summarizes the activities for the Company's stock options for the year ended December 31, 2025: Number of Options Weighted-Average Exercise Price Outstanding at December 31, 2024 703,507 $ 4.99 Granted 3,391,408 10.03 Exercised (928,410) 8.49 Forfeited, cancelled, or expired (14,500) 10.00 Outstanding at December 31, 2025 3,152,005 9.36 Exercisable as of December 31, 2025 3,056,393 $ 9.31 The table below summarizes the resulting weighted average inputs used to calculate the estimated fair value of options awarded under the 2025 Incentive Plan for the year ended: Option exercise price $ 10.00 Expected term (in years) 5.75 Volatility 65.00 % Risk free interest rate 4.04 % Weighted-average grant date fair value $ 6.14 Upon exercise of the option, the holder may pay in full the option exercise price in cash or any other method, if any, and including a broker-assisted cashless exercise arrangement, if approved by the administrator. Stock options issued under the 2025 Incentive Plan are non-transferable. F-30

Cash received from exercise of share options for the year ended December 31, 2025 totaled $7,882,962 and resulted in issuance of 928,410 shares of Class B common shares. Intrinsic value is the amount by which the fair value of the underlying stock exceeds the exercise price of an option. The aggregate intrinsic value of exercised options during the year ended December 31, 2025 totaled $11,680,144. The aggregate intrinsic value of outstanding options as of December 31, 2025 totaled $1,156,274. The following table shows the weighted average remaining contractual term for outstanding options that are exercisable (including 419,025 vested options and 2,637,368 options which are early exercisable) as of December 31, 2025: Options Outstanding Options Exercisable Weighted average remaining contractual term (years) 8.84 8.83 The equity-based compensation expense was recorded in the consolidated statements of operations and comprehensive loss for the years ended December 31, 2025 and 2024 as follows: 2025 2024 Cost of services $ 7,017,363 $ — Personnel costs 4,938,518 — Total equity-based compensation expense $ 11,955,881 $ — NOTE 17. LOSS PER SHARE The following table illustrates the reconciliation of the basic and diluted loss per share computations. Year Ended December 31, 2025 2024 Basic and diluted loss per share: Numerator: Net loss $ (99,495,119) (72,171,928) Cumulative dividends on preferred stock 4,667,803 8,005,759 Net loss attributable to common stockholders $ (104,162,922) $ (80,177,687) Denominator: Weighted average common stock outstanding, basic and diluted 108,205,893 41,065,954 Per share: Net loss per share attributable to common stockholders, basic and diluted $ (0.96) $ (1.95) The following outstanding potentially dilutive shares were excluded from the computation of diluted net loss per share attributable to common stock for the periods presented because the impact of including them would have been anti-dilutive. Year Ended December 31, 2025 2024 Warrants 1,933,333 — Stock options 3,152,005 759,348 Unvested early exercised options 646,132 — Preferred shares — 45,261,083 Total 5,731,470 46,020,431 F-31

NOTE 18. SUBSEQUENT EVENTS On January 15, 2026, the Company made its second of three installment payments totaling $20.0 million to Dominion. See Note 12: Legal for additional information. F-32